SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the six months ended June 30, 2018

Commission File Number: 001 - 12518

BANCO SANTANDER, S.A.

Ciudad Grupo Santander

28660 Boadilla del Monte

Madrid - Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes	No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Accounting Principles

Under Regulation (EC) No. 1606/2002 of the European Parliament and of the Council of July 19, 2002, all companies governed by the law of an EU Member State (a “Member State”) and whose securities are admitted to trading on a regulated market of any Member State must prepare their consolidated financial statements in conformity with the International Financial Reporting Standards previously adopted by the European Union (“EU-IFRS”). The Bank of Spain Circular 4/2004 of December 22, 2004 on Public and Confidential Financial Reporting Rules and Formats (“Circular 4/2004”) requires Spanish credit institutions to adapt their accounting systems to the principles derived from the adoption by the European Union of International Financial Reporting Standards. This Circular was repealed on January 1, 2018 by Bank of Spain Circular 4/2017, of November 27, 2017 on Public and Confidential Financial Reporting Rules and Formats (“Circular 4/2017”). Therefore, Grupo Santander (“the Group” or “Santander”) is required to prepare its consolidated financial statements for the six-month period ended June 30, 2018 in conformity with EU-IFRS and Bank of Spain’s Circular 4/2017, while previous periods have to be prepared under EU-IFRS and Bank of Spain’s Circular 4/2004. Differences between EU-IFRS, Bank of Spain’s Circulars and International Financial Reporting Standards as issued by the International Accounting Standard Board (“IFRS-IASB”) are not material. Therefore, we assert that the financial information contained in this report on Form 6-K complies with IFRS-IASB.

In July 2014, the IASB published IFRS 9 Financial Instruments – Classification and measurement, hedging and impairment that we adopted with the subsequent amendments on January 1, 2018. As permitted by the regulation, we have chosen not to re-classify the comparative financial statements. Therefore, previous periods are not comparable. However, Note 1.b to our interim condensed consolidated financial statements includes a reconciliation of balances as of December 31, 2017 under IAS 39 and the corresponding balances as of January 1, 2018 under IFRS 9. The adoption of Bank of Spain’s Circular 4/2017 has modified the breakdown and presentation of certain headings in the June 30, 2018 financial statements, to adapt them to the aforementioned IFRS 9. Previous periods have not been restated under this Circular.

We have presented our financial information according to the classification format for banks used in Spain. We have not reclassified the line items to comply with Article 9 of Regulation S-X. Article 9 is a regulation of the US Securities and Exchange Commission that contains formatting requirements for bank holding company financial statements.

General Information

Our consolidated financial statements are in Euros, which are denoted “euro”, “euros”, “EUR” or “€” throughout this report. Also, throughout this report, when we refer to:

•	“we”, “us”, “our”, the “Group”, “Grupo Santander” or “Santander”, we mean Banco Santander, S.A. and its subsidiaries, unless the context otherwise requires;
•	“dollars”, “US$” or “$”, we mean United States dollars; and
•	“pounds”, “GBP sterling” or “£”, we mean United Kingdom pounds.

When we refer to “average balances” for a particular period, we mean the average of the month-end balances for that period, unless otherwise noted. We do not believe that monthly averages present trends that are materially different from trends that daily averages would show. In calculating our interest income, we include any interest payments we received on non-accruing loans if they were received in the period when due.

When we refer to “loans”, we mean loans, leases, discounted bills and accounts receivable, unless otherwise noted. The loan to value “LTV” ratios disclosed in this report refer to LTV ratios calculated as the ratio of the outstanding amount of the loan to the most recent available appraisal value of the mortgaged asset. Additionally, if a loan is approaching a doubtful status, we update the appraisals which are then used to estimate allowances for loan losses.

When we refer to “non-performing balances”, we mean non-performing loans and contingent liabilities (“NPL”), securities and other assets to collect.

When we refer to “allowances for credit losses” or “allowances for non-performing balances”, we mean the allowances for impaired assets, and unless otherwise noted, the allowance for inherent losses and any allowances for country-risk. See “Item 4. Information on the

Company—B. Business Overview—Classified Assets—Allowances for Credit Losses and Country-Risk Requirements” in our annual report on Form 20-F for the year ended December 31, 2017 (the “2017 Form 20-F”). From January 1, 2018, after the adoption of IFRS 9, the allowances reflect expected credit losses whereas the previous model (IAS 39) was based on incurred losses.

When we refer to “perimeter effect”, we mean growth or reduction derived from changes in the companies that we consolidate resulting from acquisitions, dispositions or other reasons.

Where a translation of foreign exchange is given for any financial data, we use the exchange rates of the relevant period (as of the end of such period for balance sheet data and the average exchange rate of such period for income statement data) as published by the European Central Bank, unless otherwise noted.

Management makes use of certain financial measures in local currency to help in the assessment of ongoing operating performance. These non-GAAP financial measures include the results of operations of our subsidiary banks located outside the Eurozone, excluding the impact of foreign exchange. We analyze these banks’ performance on a local currency basis to better measure the comparability of results between periods. Because changes in foreign currency exchange rates have a non-operating impact on the results of operations, we believe that evaluating their performance on a local currency basis provides an additional and meaningful assessment of performance to both management and the company’s investors. Variances in financial metrics, excluding the exchange rate impact, are calculated by translating the components of the financial metrics to our Euro presentation currency using the same foreign currency exchange rate for both periods presented.  For a discussion of the accounting principles used in translation of foreign currency-denominated assets and liabilities to euros, see Note 2(a) to our consolidated financial statements for the year ended December 31, 2017 included in our 2017 Form 20-F.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This report contains statements that constitute “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, information regarding:

•	exposure to various types of market risks;

•	management strategy;

•	capital expenditures;

•	earnings and other targets; and

•	asset portfolios.

Forward-looking statements may be identified by words such as “expect,” “project,” “anticipate,” “should,” “intend,” “probability,” “risk,” “VaR,” “RORAC,” “target,” “goal,” “objective,” “estimate,” “future” and similar expressions. We include forward-looking statements in the “Operating and Financial Review and Prospects” and “Quantitative Analysis About Market Risk” sections. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements.

You should understand that adverse changes in the following important factors, in addition to those discussed in our 2017 Form 20-F under “Key Information—Risk Factors”, “Operating and Financial Review and Prospects,” “Information on the Company” and elsewhere in this current report, could affect our future results and could cause those results or other outcomes to differ materially from those anticipated in any forward-looking statement:

Economic and Industry Conditions

•   general economic or industry conditions in Spain, the UK, the US, other European countries, Brazil, other Latin American countries and the other areas in which we have significant business activities or investments;

•   exposure to various types of market risks, principally including interest rate risk, foreign exchange rate risk and equity price risk;

•   a worsening of the economic environment in Spain, the UK, the US, other European countries, Brazil, other Latin American countries, and increase of the volatility in the capital markets;

•   the effects of a decline in real estate prices, particularly in Spain and the UK;

•   the effects of results of the negotiations for the UK’s exit from the European Union;

•   monetary and interest rate policies of the European Central Bank and various central banks;

•   inflation or deflation;

•   the effects of non-linear market behavior that cannot be captured by linear statistical models, such as the VaR model we use;

•   changes in competition and pricing environments;

•   the inability to hedge some risks economically;

•   the adequacy of loss reserves;

•   acquisitions or restructurings of businesses that may not perform in accordance with our expectations;

•   changes in demographics, consumer spending, investment or saving habits;

•   potential losses associated with prepayment of our loan and investment portfolio, declines in the value of collateral securing our loan portfolio, and counterparty risk; and

•   changes in competition and pricing environments as a result of the progressive adoption of the internet for conducting financial services and/or other factors.

Political and Governmental Factors

•   political stability in Spain, the UK, other European countries, Latin America and the US;

•   changes in Spanish, UK, EU, US, Latin American, or other jurisdictions’ laws, regulations or taxes, including changes in regulatory capital and liquidity requirements, including as a result of the UK exiting the European Union; and

•   increased regulation in light of the global financial crisis.

Transaction and Commercial Factors

•   damage to our reputation;

•   our ability to integrate successfully our acquisitions and the challenges inherent in diverting management’s focus and resources from other strategic opportunities and from operational matters while we integrate these acquisitions; and

•   the outcome of our negotiations with business partners and governments.

Operating Factors

•   potential losses associated with an increase in the level of non‑performance by counterparties to other types of financial instruments;

•   technical difficulties and/or failure to improve or upgrade our information technology;

•   changes in our ability to access liquidity and funding on acceptable terms, including as a result of changes in our credit spreads or a downgrade in our credit ratings or those of our more significant subsidiaries;

•   our exposure to operational losses (e.g., failed internal or external processes, people and systems);

•   changes in our ability to recruit, retain and develop appropriate senior management and skilled personnel;

•   the occurrence of force majeure, such as natural disasters, that impact our operations or impair the asset quality of our loan portfolio; and

•   the impact of changes in the composition of our balance sheet on future interest income / (charges).

The forward-looking statements contained in this report speak only as of the date of this report. We do not undertake to update any forward-looking statement to reflect events or circumstances after that date or to reflect the occurrence of unanticipated events.

Item 1

Risk Factors

For a description of risks associated with Banco Santander and the Group, see the section entitled “Risk Factors” in Banco Santander’s Annual Report on Form 20-F for the year ended December 31, 2017. Set out below are certain additional risk factors which could have a material adverse effect on Banco Santander’s and the Group’s business, operations, financial condition or prospects and cause future results to be materially different from expected results. Banco Santander’s results could also be affected by competition and other factors. The risks appearing below update and supplement certain risks highlighted in the 2017 Form 20-F. These risks should be read in conjunction with the risks appearing in the 2017 Form 20-F and all of the other information appearing in this report on Form 6-K and should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties that Banco Santander and the Group face. In addition, there may be additional risks that Banco Santander currently considers not to be material or of which they are not currently aware, and any of these risks could have the effects set forth below. All of these factors are contingencies which may or may not occur and Banco Santander is not in a position to express a view on the likelihood of any such contingency occurring.

Risks relating to Banco Santander and the Group

Exposure to UK political developments, including the ongoing negotiations between the UK and the European Union, could have a material adverse effect on us.

On June 23, 2016, the UK held a referendum (the UK EU Referendum) on its membership in the EU, in which a majority voted for the UK to leave the EU. Immediately following the result, the UK and global stock and foreign exchange markets commenced a period of significant volatility, including a steep devaluation of the pound sterling. There remains significant uncertainty relating to the process, timing and negotiation of the UK’s exit from, and future relationship with, the EU and the basis of the UK’s future trading relationship with the rest of the world.

On March 29, 2017, the UK Prime Minister gave notice under Article 50(2) of the Treaty on European Union of the UK’s intention to withdraw from the EU. The delivery of the Article 50(2) notice has triggered a two-year period of negotiation which will determine the terms on which the UK will exit the EU, taking account of the framework for the UK’s future relationship with the EU. Unless extended, the UK’s EU membership will cease after this two-year period. The timing of, and process for, such negotiations and the resulting terms of the UK’s future economic, trading and legal relationships are uncertain, as is the basis of the UK’s future trading relationship with the rest of the world. There is a possibility that the UK’s membership ends at such time without reaching any agreement on the terms of its relationship with the EU going forward, although we note that movement to phase two of the negotiations - with focus on finalizing withdrawal issues, transition arrangements and a framework for the UK’s future relationship with the EU - was agreed on December 15, 2017. Nevertheless, we note that the withdrawal agreement including the proposed transition period to December 2020, has not been finalized or approved.

A general election in the UK was held on June 8, 2017 (the General Election). The General Election resulted in a hung parliament with no political party obtaining the majority required to form an outright government. On June 26, 2017 it was announced that the Conservative party had reached an agreement with the Democratic Unionist Party (the DUP) in order for the Conservative party to form a minority government with legislative support (‘confidence and supply’) from the DUP. The Government’s small majority (with the support of the DUP) has impacted its ability to pass legislation in the House of Commons, which may have implications for the process of the UK leaving the EU. There is an ongoing possibility of an early general election ahead of 2022 and of a change of government.

While the longer term effects of the UK imminent departure of the EU are difficult to predict, the effects of the UK EU Referendum, in addition to the uncertainty created as a result of the outcome of the General Election, could include further financial instability and slower economic growth as well as higher unemployment and inflation in the UK. For instance, the UK Government has stated its intention for the UK to leave both the Single Market and the Customs Union (thereby ceasing to be part of the EU’s internal market and party to the global trade deals negotiated by the EU on behalf of its members) and this could affect the attractiveness of the UK as a global investment center and increase tariff and non-tariff barriers for the UK’s trading relationships and, as a result, could have a detrimental impact on UK economic growth. Sustained low or negative interest rates would put further pressure on our interest margins and adversely affect our operating results, financial condition and prospects. Equally, further rises in interest rates (in addition to the rate rise in November 2017) could result in larger default losses which would also impact on our operating results, financial condition and prospects.

The UK’s imminent departure from the EU has also given rise to further calls for a second referendum on Scottish independence. These developments, or the perception that they could occur, could have a material adverse effect on economic conditions and the stability of financial markets, and could significantly reduce market liquidity and restrict the ability of key market participants to operate in certain financial markets.

Asset valuations, currency exchange rates and credit ratings may be particularly subject to increased market volatility as the negotiation of the UK’s exit from the EU continues in the run-up to March 29, 2019. The major credit rating agencies downgraded and changed their outlook to negative on the UK’s sovereign credit rating following the UK EU Referendum and there is a risk that this may recur during the negotiation of the UK’s exit from the EU as the potential terms of the exit (and any transition period) and the future UK-EU relationship become public. In addition, we are subject to substantial EU-derived regulation and oversight. Although legislation has now been passed transferring the EU acquis into UK law, there remains significant uncertainty as to the respective legal and regulatory environments in which we and our subsidiaries will operate when the UK is no longer a member of the EU, and the basis on which cross-border financial business will take place after the UK leaves the EU.

For example, we are finalizing implementation of a number of key restructuring and strategic initiatives, such as the ring-fencing of our retail banking activities in the UK, all of which will be carried out throughout this period of significant uncertainty. This may impact the prospects for successful execution and impose additional pressure on management.

Operationally, our subsidiaries in the UK and other financial institutions will no longer be able to rely on the European passporting framework for financial services, and it is unclear what alternative regime may be in place following the UK’s departure from the EU. This uncertainty, and any actions taken as a result of this uncertainty, as well as new or amended rules, may have a significant impact on our operating results, financial condition and prospects. In addition, the lack of clarity of the impact of the UK EU Referendum on foreign nationals’ long-term residency permissions in the UK may make it challenging for our subsidiaries in the UK to retain and recruit adequate staff, which may adversely impact our business.

Ongoing uncertainty within the UK Government and Parliament, and limited progress in the negotiations between the UK and EU, increases the possibility of the UK leaving the EU on March 29, 2019 without a withdrawal agreement (and associated transition period) in place. Such a ‘cliff edge’ Brexit is likely to cause significant market and economic disruption.

The UK political developments described above, along with any further changes in government structure and policies, may lead to further market volatility and changes to the fiscal, monetary and regulatory landscape in which we operate and could have a material adverse effect on us, including our ability to access capital and liquidity on financial terms acceptable to us and, more generally, on our operating results, financial condition and prospects.

We are subject to substantial regulation and regulatory and governmental oversight which could adversely affect our business, operations and financial condition.

General Data Protection Regulation

On May 25, 2018, the Regulation (EU) 2016/279 of the European Parliament and of the Council of 27 April 2016, on the protection of natural persons with regard to the processing of personal data and on the free movement of such data (the General Data Protection Regulation or GDPR) became directly applicable in all Member States of the EU. A new Spanish organic law on data protection is in the process of parliamentary approval, which will repeal the Spanish Organic Law 15/1999 dated December 13, 1999 on data protection.

Although a number of basic existing principles have remained the same, the GDPR has introduced new obligations on data controllers and rights for data subjects, including, among others: (1) accountability and transparency requirements, which require data controllers to demonstrate and record compliance with the GDPR and to provide detailed information to data subjects regarding processing; (2) enhanced data consent requirements, which includes “explicit” consent in relation to the processing of sensitive data; (3) obligations to consider data privacy as any new products or services are developed and limit the amount of information collected, processed, stored and its accessibility;

(4) constraints on using data to profile data subjects; (5) providing data subjects with personal data in a useable format on request and erasing personal data in certain circumstances; and (6) reporting of breaches without undue delay.

The GDPR has also introduced new fines and penalties for a breach of requirements, including fines for systematic breaches of up to the higher of 4% of annual worldwide turnover or €20 million and fines of up to the higher of 2% of annual worldwide turnover or € 10 million (whichever is highest) for other specified infringements. The GDPR identifies a list of points to consider when imposing fines (including the nature, gravity and duration of the infringement).

The implementation of the GDPR has required substantial amendments to our procedures and policies. The changes have impacted, and could further adversely impact, our business by increasing our operational and compliance costs. Further, there is a risk that the measures may not be implemented correctly or that there may be partial non-compliance with the new procedures. If there are breaches of the GDPR obligations, we could face significant administrative and monetary sanctions as well as reputational damage which could have a material adverse effect on our operations, financial condition and prospects.

Banking Reform in the UK

On December 18, 2013, the Financial Services (Banking Reform) Act (the Banking Reform Act) was enacted. The Banking Reform Act implemented the recommendations of the Independent Commission on Banking (ICB) and of the Parliamentary Commission on Banking Standards. Among other things, the Banking Reform Act established a ring-fencing framework under the Financial Services and Markets Act 2000 (FSMA) pursuant to which UK banking groups that hold significant retail deposits are required to separate or ‘ring-fence’ their retail banking activities from their wholesale banking activities by January 1, 2019, established a new Payment Systems Regulator (the PSR) and amended the Banking Act 2009 (the Banking Act) to include a bail-in stabilization power forming part of the special resolution regime.

On July 7, 2016, the PRA published a policy statement (PS20/16) entitled ‘The implementation of ring-fencing: prudential requirements, intragroup arrangements and use of financial market infrastructures’ containing its final ring-fencing rules designed to make provision for the group ring-fencing purposes outlined in the Banking Reform Act ahead of the implementation date for ring-fencing on 1 January 2019. The group ring-fencing purposes are intended to insulate a ring-fenced bank from, and ensure that a ring-fenced bank is able to take decisions independently of, other members of its group.

Finally, the Banking Reform Act introduced a new form of transfer scheme, the ring-fencing transfer scheme, under Part VII of FSMA to enable UK banks to implement the ring-fencing requirements. This is a court process that requires: (i) the PRA to approve the scheme (in consultation with the FCA); (ii) the appropriate regulatory authority in respect of each transferee to provide a certificate of adequate financial resources in relation to that transferee; and (iii) an independent expert (approved by the PRA, after consultation with the FCA) to provide a scheme report stating whether any adverse effect on persons affected by the scheme is likely to be greater than is reasonably necessary to achieve the ring-fencing purposes of the scheme. The PRA published its final statement of policy on its approach to ring-fencing transfer schemes on March 4, 2016.

Our UK subsidiaries are subject to the ring-fencing requirement under the Banking Reform Act and, as a consequence, the UK subsidiaries will need to separate their core retail and small business deposit taking activities from their prohibited activities. In light of the changeable macro-environment, the board of Santander UK concluded in December 2016 that we could provide greater certainty for our customers with a ‘wide’ ring-fence structure, rather than the ‘narrow’ ring-fence structure it had originally envisaged in early 2016. Under this revised model Santander UK plc, the main ring-fenced bank, will serve our retail, commercial and corporate customers. The majority of our customer loans and assets as well as customer deposits and liabilities will remain within Santander UK plc or Cater Allen Limited, as ring-fenced banks. Prohibited activities which cannot continue to be transacted within the ring-fenced bank principally include our derivatives business with financial institutions and certain corporates, elements of our short term markets business and Santander UK plc’s branches in Jersey and the Isle of Man, and Abbey National Treasury Services plc’s branch in the US.

The implementation of the new ring-fencing model entails a legal and organizational restructuring of the Santander UK group’s businesses and operations, including through a ring-fencing transfer scheme. Following consent from the PRA to the application to the High Court of England and Wales (the Court) for approval of our ring-fencing transfer scheme (the Scheme), our Scheme was approved by the

Court on June 12, 2018. In accordance with the Scheme: (a) Abbey National Treasury Services plc has transferred the majority of its business; with products, transactions, arrangements and customers and other stakeholders which are permitted in the ring-fence transferred to Santander UK and products, transactions, arrangements and customers and other stakeholders which are prohibited within the ring-fence transferred to the London branch of Banco Santander SA; and (b) Santander UK plc has transferred its prohibited business and certain specified business that is permitted within the ring-fence to the London branch of Banco Santander SA. These transfers of business took place largely in July 2018.

It is expected that Abbey National Treasury Services plc will cease the activities of its US branch, and our current intention is to transfer the business of the Jersey and Isle of Man branches of Santander UK plc to a member of the Santander UK Group Holdings plc group outside the ring-fence, using transfer schemes under the applicable laws. Our target remains to complete the implementation of our ring-fencing plans in advance of the legislative deadline of January 1, 2019.

However, implementation of the ring-fencing model continues to depend on a number of factors, including approvals from applicable regulators and court sanctions. There can be no assurance that these approvals or sanctions will be obtained in line with our implementation plan and other factors such as economic conditions in the UK and globally and developments on the terms of the UK exit from the EU may have a bearing on the implementation of the ring-fence. In light of the scale and complexity of this process, the operational and execution risks for our UK subsidiaries may be material. This restructuring and migration of customers and transactions could have a material impact on how the UK subsidiaries conduct their business. We are unable to predict with certainty the attitudes and reaction of our UK customers.

The restructuring of the UK subsidiaries’ business pursuant to the ring-fencing regime has taken, and will continue to take, a substantial amount of time. It has been, and will continue to be, costly to implement. The separation process, and the structural changes which are required, could have a material adverse effect on our operating results, financial condition and prospects.

United States significant regulation

The financial services industry continues to experience significant financial regulatory reform in the United States, including from the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) and changes thereto, regulation (including capital, leverage, funding, liquidity and tax requirements), policies (including fiscal and monetary policies established by central banks and financial regulators, and changes to global trade policies), and other legal and regulatory actions. Many of these reforms significantly affected and continue to affect our revenues, costs and organizational structure in the United States and the scope of our permitted activities. We continue to monitor the changing political, tax and regulatory environment in the United States and believe that it is likely that there will be further material changes in the way major financial institutions like us are regulated in the United States. Although it remains difficult to predict the exact impact these changes will have on our business, financial condition, results of operations and cash flows for a particular future period, further reforms could result in loss of revenue, higher compliance costs, additional limits on our activities, constraints on our ability to enter into new businesses and other adverse effects on our businesses.

The full spectrum of risks that result from pending or future U.S. financial services legislation or regulations cannot be fully known; however, such risks could be material and we could be materially and adversely affected by them. See “Item 4 - B. Business overview - Supervision and Regulation” in our 2017 Form 20-F for a summary of certain significant U.S. financial regulations applicable to our business.

Enhanced Prudential Standards

As a large foreign banking organization (“FBO”) with significant U.S. operations, we are subject to enhanced prudential standards that required the Bank to, among other things, establish or designate a U.S. intermediate holding company (an “IHC”) and to transfer its entire ownership interest in substantially all of its U.S. subsidiaries to such IHC by July 1, 2016. The Bank designated its wholly-owned subsidiary, Santander Holdings USA, as its U.S. IHC, effective July 1, 2016. As a U.S. IHC, Santander Holdings USA is subject to an enhanced supervision framework that includes, or will include, enhanced risk-based and leverage capital requirements, liquidity requirements, risk management and governance requirements, stress-testing requirements and single counterparty credit limits. Collectively, the enhanced prudential standards impose a significant regulatory burden on Santander Holdings USA, in particular with respect to capital and liquidity, which could limit its ability to distribute capital and liquidity to the Bank, thereby negatively affecting the Bank.

Resolution Planning

We are required to prepare and submit annually to the Board of Governors of the Federal Reserve System (“Federal Reserve Board”) and the Federal Deposit Insurance Corporation (“FDIC”) a plan, commonly called a living will (the “165(d) plan”), for the orderly resolution of our subsidiaries and operations that are domiciled in the United States in the event of future material financial distress or failure. In addition, our insured depository institution (“IDI”) subsidiary, Santander Bank, N.A., must submit a separate IDI resolution plan (“IDI plan”) annually to the FDIC. The 165(d) plan and the IDI plan require substantial effort, time and cost to prepare      and are subject to review by the Federal Reserve Board and the FDIC, in the case of the 165(d) plan, and by the FDIC only, in the case of the IDI plan. If, after reviewing our 165(d) plan and any related re-submissions, the Federal Reserve Board and the FDIC jointly determine that we failed to cure identified deficiencies, they are authorized to impose more stringent capital, leverage or liquidity requirements, or restrictions on our growth, activities or operations, or even divestitures, which could have an adverse effect on our business.

OTC Derivatives Regulation

The U.S. federal bank regulatory agencies have adopted final rules for uncleared swaps that impose variation margin requirements and will phase in initial margin requirements from September 1, 2016 through September 1, 2020, depending on the level of specified derivatives activity of the swap dealer and the relevant counterparty. The final rules of the U.S. federal bank regulator agencies generally apply to inter-affiliate transactions. We are in the process of implementing the final rule and believe that these rules and similar rules being considered by regulators in other jurisdictions, and the potential conflicts and inconsistencies between them, will likely increase our costs for engaging in swaps and other derivatives activities and present compliance challenges. In addition, the U.S. Securities and Exchange Commission (“SEC”) will in the future adopt regulations establishing margin requirements for uncleared security-based swaps.

QFC Stay Rule

The U.S. banking agencies have issued rules that impose contractual requirements on certain qualified financial contracts (“covered QFCs”) to which U.S. G-SIBs and the U.S. operations of foreign G-SIBs (together with U.S. G-SIBs, “covered entities”), such as Banco Santander, are parties. Under these rules, covered QFCs must generally expressly provide that transfer restrictions and default rights against a covered entity are limited to the same extent as they would be under the Federal Deposit Insurance Act or Title II of the Dodd-Frank Act and their implementing regulations. In addition, covered QFCs may not, among other things, permit the exercise of any cross-default right against a covered entity based on an affiliate’s entry into insolvency, resolution or similar proceedings, subject to certain creditor protections. There is a phased-in compliance schedule based on counterparty type, beginning with (1) January 1, 2019 for QFCs with other covered entities, (2) July 1, 2019 for QFCs with certain other financial counterparties and (3) January 1, 2020 for QFCs with all other counterparties. The effect of these rules is that the U.S. operations of Banco Santander, including Santander Bank, will not be permitted to enter into new QFC transactions with a counterparty on or after January 1, 2019 unless all existing QFCs between the U.S. operations of Banco Santander and the counterparty or any of the counterparty’s consolidated affiliates are remediated in accordance with the rules’ requirements.

United States Capital, Liquidity and Related Requirements and Supervisory Actions

As a U.S. IHC and bank holding company, Santander Holdings USA is subject to the U.S. Basel III capital rules, which implement in the United States the capital components of the Basel Committee’s international capital and liquidity standards known as Basel III. In addition, as a U.S. bank holding company with $50 billion or more of total consolidated assets, Santander Holdings USA is subject to a modified version of the quantitative liquidity coverage ratio requirement. The liquidity coverage ratio (“LCR”) is one of the liquidity components of the international Basel III framework. These capital and liquidity requirements significantly affect the amount of capital and liquidity that Santander Holdings USA maintains to support its operations, and, if Santander Holdings USA fails to meet these quantitative requirements, it could face increasingly stringent regulatory consequences, including but not limited to restrictions on its ability to distribute capital to the Bank.

Total Loss-Absorbing Capacity and Long-Term Debt Requirements

In addition to these capital and liquidity requirements, the Federal Reserve Board adopted a final rule on December 15, 2016 that establishes certain TLAC, long-term debt (“LTD”) and clean holding company requirements in the United States generally consistent with the FSB’s international TLAC standard. U.S. IHCs, including Santander Holdings USA, must comply with all applicable requirements under the final rule by January 1, 2019. Compliance with the final TLAC rule could result in increased funding costs for Santander Holdings USA and, indirectly, the Bank.

Stress Testing and Capital Planning

Certain of our U.S. subsidiaries, including Santander Holdings USA, are subject to stress testing and capital planning requirements in the United States, including the Federal Reserve Board’s Comprehensive Capital Analysis and Review (“CCAR”). The Federal Reserve expects companies subject to CCAR, such as Santander Holdings USA, to have sufficient capital to withstand a highly adverse operating environment and to be able to continue operations, maintain ready access to funding, meet obligations to creditors and counterparties, and serve as credit intermediaries. In addition, the Federal Reserve evaluates the planned capital actions of these bank holding companies, including planned capital distributions such as dividend payments or stock repurchases. In February 2017, the Federal Reserve Board finalized a rule that removed the qualitative assessment that was part of CCAR for certain bank holding companies and U.S. intermediate holding companies of foreign banking organizations, including Santander Holdings USA. In April 2018, the Federal Reserve Board proposed a rule that would revise its capital buffer, stress testing and capital planning requirements to restructure how the Federal Reserve Board incorporates the results of annual stress testing into capital planning and ongoing capital requirements, including by introducing stress buffer requirements. If finalized as proposed, the changes would affect the ongoing capital buffer requirements to which Santander Holdings USA is subject and could adversely affect the aggregate level of regulatory capital that Santander Holdings USA must maintain in order to avoid restrictions on dividends and other capital distributions.

Single Counterparty Credit Limits

In June 2018, the Federal Reserve Board issued a final rule implementing single counterparty credit limits applicable to the U.S. operations of major FBOs, such as the Bank, and to certain large U.S. IHCs of FBOs, such as Santander Holdings USA. The rule will impose percentage limitations on net credit exposures to individual counterparties (aggregated based on affiliation), generally as a percentage of tier 1 capital. This will become effective in January 2019 for the Bank and in July 2019 for Santander Holdings USA, and could adversely affect the financial position of the Bank's U.S. operations or of Santander Holdings USA.

Other Supervisory Actions and Restrictions on U.S. Activities

In addition to the foregoing, U.S. bank regulatory agencies from time to time take supervisory actions under certain circumstances that restrict or limit a financial institution’s activities. In some instances, we are subject to significant legal restrictions on our ability to publicly disclose these actions or the full details of these actions. Furthermore, as part of the regular examination process, U.S. banking regulators may advise our U.S. banking subsidiaries to operate under various restrictions as a prudential matter. Under the U.S. Bank Holding Company Act, the Federal Reserve Board has the authority to disallow us and our U.S. banking subsidiaries from engaging in certain categories of new activities in the United States or acquiring shares or control of other companies in the United States. Such actions and restrictions currently applicable to us or our U.S. banking subsidiaries could adversely affect our costs and revenues. Moreover, efforts to comply with non-public supervisory actions or restrictions could require material investments in additional resources and systems, as well as a significant commitment of managerial time and attention. As a result, such supervisory actions or restrictions could have a material adverse effect on our business and results of operations; and we may be subject to significant legal restrictions on our ability to publicly disclose these matters or the full details of these actions.

In addition to such confidential actions and restrictions, we have been, and continue to be, subject to public supervisory actions in the United States. On September 15, 2014, Santander Holdings USA and the Federal Reserve Bank of Boston (“FRB Boston”) had executed a written agreement relating to a subsidiary’s declaration and payment of dividends in the second quarter of 2014 without the Federal Reserve Board’s approval. Under the written agreement, Santander Holdings USA had agreed to certain actions relating to planned capital distributions and to subject future capital distributions to the prior written approval of the Federal Reserve Board. On August 24, 2017, the Federal Reserve announced the termination of this enforcement action. Separately, in July 2015, Santander Holdings USA entered into a written agreement with the FRB Boston and agreed to make enhancements with respect to, among other matters, board oversight of the consolidated organization, risk management, capital planning and liquidity risk management. On August 14, 2018, the Federal Reserve announced the termination of this enforcement action. In addition, in March 2017, Santander Holdings USA and SCUSA entered into a written agreement with the FRB Boston pursuant to which Santander Holdings USA and SCUSA agreed to submit written plans acceptable to the FRB Boston to strengthen board oversight of the management and operations of SCUSA and to strengthen board and senior management oversight of SCUSA’s risk management program, SCUSA agreed to submit a written revised compliance risk management program acceptable to the FRB Boston and Santander Holdings USA agreed to submit written revisions to its firm-wide internal audit program of SCUSA’s compliance risk management program. A response to this written agreement was submitted to the Federal Reserve of Boston in May 2017. The written agreement between Santander Holdings USA and the FRB Boston dated March 21, 2017 has not been terminated and remains in place.

Anti-Money Laundering and Economic Sanctions

A major focus of U.S. governmental policy relating to financial institutions is aimed at preventing money laundering and terrorist financing. The Bank Secrecy Act, as amended by the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 contains provisions intended to detect, and prevent the use of the U.S. financial system for, money laundering and terrorist financing activities. Under the Bank Secrecy Act, U.S. financial institutions, including U.S. branches and subsidiaries of non-U.S. banks, are required to, among other things, maintain an anti-money laundering (“AML”) program, verify the identity of clients, monitor for and report suspicious transactions, report on cash transactions exceeding specified thresholds, and respond to requests for information by regulatory authorities and law enforcement agencies. The Financial Crimes Enforcement Network of the U.S. Department of the Treasury and U.S. federal and state bank regulatory agencies, as well as the U.S. Department of Justice, have the authority to impose significant civil money penalties for violations of those requirements.

There is also scrutiny of compliance with applicable U.S. economic sanctions administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury against certain foreign countries, governments, individuals and entities to counter threats to the U.S. national security, foreign policy, or economy. In May 2018, the Trump administration announced that the United States will cease its participation in the Joint Comprehensive Plan of Action and reimpose sanctions relating to Iran following wind-down periods, the first which ended on August 6, 2018 and the second of which will end on November 4, 2018. It is expected that US sanctions will revert to provisions substantially similar to those in force in 2013, prior to the initial Iran nuclear agreement, and that US secondary sanctions will target a wide range of Iran-related activities.

Failures to comply with applicable U.S. AML laws or regulations or economic sanctions could have severe legal and reputational consequences, including significant civil and criminal penalties, and certain AML violations could result in a termination of U.S. banking licenses. The lack of certainty on possible requirements arising from any new AML laws or sanctions could pose risks given the possible penalties for financial crime compliance failings. If such penalties are incurred then they could have a material adverse effect on our operations, financial condition and prospects. In addition, U.S. regulators have taken actions against non-U.S. bank holding companies requiring them to improve their oversight of their U.S. subsidiaries’ Bank Secrecy Act programs and compliance. Further, U.S. federal banking agencies are required, when reviewing bank and bank holding company acquisition or merger applications, to take into account the effectiveness of the AML compliance record of the applicant. See also “Item 4 - B. Business overview - Supervision and Regulation – United States Supervision and Regulation” in our 2017 Form 20-F.

Cybersecurity and Data Privacy

As cybersecurity and data privacy risks for banking organizations and the broader financial system have significantly increased in recent years, cybersecurity and data privacy issues have become the subject of increasing legislative and regulatory focus. The U.S. bank regulatory agencies have proposed enhanced cyber risk management standards, which would apply to a wide range of large financial institutions and their third-party service providers, including Santander Holdings USA and would focus on cyber risk governance and management, management of internal and external dependencies, and incident response, cyber resilience and situational awareness. Several states have also proposed or adopted cybersecurity legislation and regulations, which require, among other things, notification to affected individuals when there has been a security breach of their personal data.

We receive, maintain and store non-public personal information of our customers and counterparties, including, but not limited to, personally identifiable information and personal financial information. The sharing, use, disclosure and protection of this information are governed by U.S. federal and state law. Both personally identifiable information and personal financial information is increasingly subject to legislation and regulation, the intent of which is to protect the privacy of personal information that is collected and handled.

We may become subject to new legislation or regulation concerning cybersecurity or the privacy of personally identifiable information and personal financial information or of any other information we may store or maintain. We could be adversely affected if new legislation or regulations are adopted or if existing legislation or regulations are modified such that we are required to alter our systems or require changes to our business practices or privacy policies. If cybersecurity, data privacy, data protection, data transfer or data retention laws are implemented, interpreted or applied in a manner inconsistent with our current practices, we may be subject to fines, litigation or regulatory enforcement actions or ordered to change our business practices, policies or systems in a manner that adversely impacts our operating results.

If we fall victim to successful cyber-attacks or experience cybersecurity incidents in the future, we may incur substantial costs and suffer other negative consequences, such as remediation costs (liabilities for stolen assets or information, repairs of system damage, among others), increased cybersecurity protection costs, lost revenues arising from the unauthorized use of proprietary information or the failure to retain or attract our customers following an attack, as already mentioned, litigation and legal risks, increased insurance premiums, reputational damage affecting the customers and the investors’ confidence, as well as damages to our competitiveness, stock price and long-term shareholder value.

It is important to highlight that even when a failure of or interruption in our systems or facilities is timely resolved or an attempted cyber incident or other security breach is successfully avoided or thwarted, normally substantial resources are expend in doing so, and we may be required to take actions that could adversely affect customer satisfaction or behavior, as well as represent a threat to our reputation.

Santander Consumer USA Inc.'s ("SCUSA") financing agreement (the "Chrysler Agreement") with Fiat Chrysler Automobiles US LLC ("FCA") may not result in currently anticipated levels of growth and is subject to certain performance conditions that could result in termination of the agreement. If SCUSA fails to meet certain of these performance conditions FCA may elect to terminate the agreement. In addition, FCA has the option to acquire an equity participation in the Chrysler Capital portion of SCUSA's business. Any of these events could have a material adverse impact on SCUSA’s business, financial condition and results of operations and consequently an adverse impact on us.

In February 2013, SCUSA entered into the Chrysler Agreement with FCA through which SCUSA launched the Chrysler Capital brand. Under the Chrysler Agreement, which launched May 1, 2013, private-label loans and leases to facilitate the purchase of FCA vehicles by consumers and FCA-franchised automotive dealers are originated.

Under the Chrysler Agreement, FCA has the option to acquire, at fair market value, an equity participation in the business offering by providing the financial services contemplated by the Chrysler Agreement. FCA has announced its intention to establish a captive US auto finance unit and indicated that acquiring Chrysler Capital is one option it will consider. There is no maximum limit on the size of FCA's potential equity participation in such an entity. Although the Chrysler Agreement contains provisions that are designed to address a situation in which the parties disagree on the fair market value of the equity participation interest, there is a risk that SCUSA may ultimately receive less than what SCUSA believes to be the fair market value for that interest, and the loss of SCUSA's associated revenue and profits may not be offset fully by the immediate proceeds for such interest.

Moreover, the Chrysler Agreement is subject to early termination in certain circumstances, including the failure by either party to comply with certain of their ongoing obligations under the Chrysler Agreement. SCUSA's obligations include SCUSA meeting specified escalating penetration rates for the first five years of the agreement. SCUSA did not meet these penetration rates. If SCUSA continues not to meet these specified penetration rates, FCA may elect to terminate the Chrysler Agreement.

On July 11, 2018, in order to facilitate discussions regarding the Chrysler Agreement, FCA and SCUSA entered into a tolling agreement pursuant to which the parties agreed to preserve their respective rights, claims and defenses under the Chrysler Agreement as they existed on April 30, 2018.

Termination or modification of the Chrysler Agreements, or FCA’s acquisition of the business could trigger an evaluation of the goodwill associated with our acquisition of SCUSA, which could require the goodwill to be written down if SCUSA's financial condition is materially adversely affected.

If FCA exercises its purchase option, if the Chrysler Agreement were to terminate, or SCUSA otherwise is unable to realize the expected benefits of its relationship with FCA, there could be a materially adverse impact to SCUSA’s business, financial condition and results of operations and consequently an adverse impact on us.

We depend in part upon dividends and other funds from subsidiaries.

Some of our operations are conducted through our financial services subsidiaries. As a result, our ability to pay dividends, to the extent we decide to do so, depends in part on the ability of our subsidiaries to generate earnings and to pay dividends to us. Payment of dividends, distributions and advances by our subsidiaries will be contingent upon their earnings and business considerations and is or may be limited by legal, regulatory and contractual restrictions. For instance, the repatriation of dividends from our Argentine subsidiaries have been subject to certain restrictions and there is no assurance that further restrictions will not be imposed. Additionally, our right to receive any assets of any of our subsidiaries as an equity holder of such subsidiaries upon their liquidation or reorganization will be effectively subordinated to the claims of subsidiaries’ creditors, including trade creditors. We also have to comply with increased capital requirements, which could result in the imposition of restrictions or prohibitions on discretionary payments including the payment of dividends and other distributions to us by our subsidiaries.

Item 2

Selected Consolidated Financial Information

We have selected the following financial information from our consolidated financial statements. You should read this information in connection with, and it is qualified in its entirety by reference to, our consolidated financial statements.

In July 2014, the IASB published IFRS 9 Financial Instruments – Classification and measurement, hedging and impairment that we adopted with the subsequent amendments on January 1, 2018. As permitted by the regulation, we have chosen not to reclassify the comparative financial statements. Therefore, periods previous to January 1, 2018 are not comparable to the June 30, 2018 financial statements.

Similarly, to adapt the accounting system of Spanish credit institutions to the changes related to IFRS 15 and IFRS 9, on December 6, 2017, the Bank of Spain published Circular 4/2017 which repeals Circular 4/2004 for those years beginning on January 1, 2018. The adoption of this Circular has modified the breakdown and presentation of certain headings in the June 30, 2018 financial statements, to adapt them to the aforementioned IFRS 9. Previous periods have not been restated under this Circular.

In order to interpret the changes in the balances with respect to June 30, 2018, it is necessary to take into consideration the exchange rate effect arising from the volume of foreign currency balances held in view of our geographic diversity. The appreciation/depreciation of the various currencies in which we operate against the euro in the first half of 2018 as compared to the first half of 2017 is as follows:

	Exchange rates: 1 euro / currency parity
	Average		June, 30
	2018	2017	2018	2017
US$	1.210	1.082	1.166	1.141
Pound sterling	0.880	0.860	0.886	0.879
Brazilian real	4.134	3.436	4.488	3.760
Mexican peso	23.073	20.995	22.882	20.584
Chilean peso	740.383	713.893	757.828	757.563
Argentine peso	25.832	16.986	33.517	18.938
Polish zloty	4.220	4.268	4.373	4.226

The financial statements for the year ended December 31, 2017 reflect the impact from the acquisition of Banco Popular on June 7, 2017 (see “Item 4. Information on the Company— A. History and development of the company — Principal Capital Expenditures and Divestitures — Acquisitions, Dispositions, Reorganizations — Acquisition of Banco Popular Español, S.A.” in our 2017 Form 20-F). In addition, the financial information for the year ended December 31, 2014 reflect the impact of the reconsolidation of Santander Consumer USA Holdings Inc. (“SCUSA”) after we gained control of this company in January 2014. Prior to the aforementioned change of control, we accounted for our ownership interest in SCUSA using the equity method (see “Item 4. Information on the Company— A. History and development of the company — Principal Capital Expenditures and Divestitures — Acquisitions, Dispositions, Reorganizations — Purchase of the shares to DDFS LLC in SCUSA in our 2017 Form 20-F). Finally, the income statement for the year ended December 31, 2013 includes the results from Kredyt Bank S.A. after the merger in early 2013 of the subsidiaries in Poland of Banco Santander, S.A. and KBC Bank NV (Bank Zachodni WBK, S.A. and Kredyt Bank S.A.).

Our interim unaudited condensed consolidated financial statements reflect all adjustments that we believe are necessary to present such information fairly for the six months ended June 30, 2018 and 2017. All those adjustments are of a normal recurring nature. Our results for the six months ended June 30, 2018 are not necessarily indicative of what our results will be for the full year or any other period.

	Unaudited Year ended December 31,					Unaudited Six months ended June 30,
	2017	2016	2015	2014	2013	2018	2017
	(Millions of euros, except percentages and per share data)
Interest and similar income	56,041	55,156	57,198	54,656	51,447	26,904	28,632
Interest expense and similar charges	(21,745)	(24,067)	(24,386)	(25,109)	(25,512)	(9,973)	(11,624)
Interest income / (charges)	34,296	31,089	32,812	29,547	25,935	16,931	17,008
Dividend income	384	413	455	435	378	264	279
Income from companies accounted for by the equity method	704	444	375	243	500	354	293
Fee and commission income	14,579	12,943	13,042	12,515	12,473	7,475	7,261
Fee and commission expense	(2,982)	(2,763)	(3,009)	(2,819)	(2,712)	(1,586)	(1,501)
Gains/losses on financial assets and liabilities (net)	1,560	3,728	(770)	3,974	3,234	1,744	1,276
Exchange differences (net)	105	(1,627)	3,156	(1,124)	160	(890)	(416)
Other operating income	1,618	1,919	1,971	1,682	1,179	813	807
Other operating expenses	(1,966)	(1,977)	(2,235)	(1,978)	(1,598)	(979)	(944)
Income from assets under insurance and reinsurance contracts	2,546	1,900	1,096	3,532	4,724	1,756	1,378
Expenses from liabilities under insurance and reinsurance contracts	(2,489)	(1,837)	(998)	(3,395)	(4,607)	(1,720)	(1,361)
Total income	48,355	44,232	45,895	42,612	39,666	24,162	24,080
Administrative expenses	(20,400)	(18,737)	(19,302)	(17,899)	(17,452)	(10,265)	(9,897)
Personnel expenses	(12,047)	(11,004)	(11,107)	(10,242)	(10,069)	(5,960)	(5,855)
Other general expenses	(8,353)	(7,733)	(8,195)	(7,657)	(7,383)	(4,305)	(4,042)
Depreciation and amortization	(2,593)	(2,364)	(2,418)	(2,287)	(2,391)	(1,217)	(1,294)
Provisions (net)	(3,058)	(2,508)	(3,106)	(3,009)	(2,445)	(1,262)	(1,377)
Impairment or reversal of impairment of financial assets not measured at fair value through profit or loss (net)	(9,259)	(9,626)	(10,652)	(10,710)	(11,227)	(4,352)	(4,713)
Impairment on other assets (net)	(1,273)	(140)	(1,092)	(938)	(503)	(96)	(97)
Gains/(losses) on non-financial assets and investments (net)	522	30	112	3,136	2,152	23	26
Gains from bargain purchases arising in business combinations	—	22	283	17	—	—	—
Gains/(losses) on non-current assets held for sale not classified as discontinued operations	(203)	(141)	(173)	(243)	(422)	(94)	(143)
Operating profit/(loss) before tax	12,091	10,768	9,547	10,679	7,378	6,899	6,585
Income tax	(3,884)	(3,282)	(2,213)	(3,718)	(2,034)	(2,378)	(2,254)
Profit from continuing operations	8,207	7,486	7,334	6,961	5,344	4,521	4,331
Profit from discontinued operations (net)	—	—	—	(26)	(15)	—	—
Consolidated profit for the year	8,207	7,486	7,334	6,935	5,329	4,521	4,331
Profit attributable to the Parent	6,619	6,204	5,966	5,816	4,175	3,752	3,616
Profit attributable to non-controlling interest	1,588	1,282	1,368	1,119	1,154	769	715

Per Share Information:
Average number of shares (thousands) (1)	15,394,459	14,656,360	14,349,579	12,056,951	11,017,276	16,129,056	14,823,035
Basic earnings per share (in euros)	0.40	0.40	0.40	0.47	0.38	0.22	0.23
Basic earnings per share continuing operation (in euros)	0.40	0.40	0.40	0.47	0.38	0.22	0.23
Diluted earnings per share (in euros)	0.40	0.40	0.40	0.47	0.38	0.22	0.23
Diluted earnings per share continuing operation (in euros)	0.40	0.40	0.40	0.47	0.38	0.22	0.23
Remuneration (euros) (2)	0.22	0.21	0.20	0.60	0.60	0.12	0.11
Remuneration (US$) (2)	0.26	0.22	0.22	0.73	0.83	0.13	0.13

	(Unaudited) As of December 31,					As of June 30, 2018 (Unaudited)
	2017	2016	2015	2014	2013	2018
	(Millions of euros, except percentages and per share data)
Total assets	1,444,305	1,339,125	1,340,260	1,266,296	1,115,763	1,433,833
Loans and advances to central banks and credit institutions (net) (3)	77,430	76,687	82,530	81,288	77,913	80,572
Loans and advances to customers (net) (3)	848,915	790,470	790,848	734,711	668,856	862,092
Investment Securities (net) (4)	226,427	211,842	203,834	195,164	142,234	211,371
Investments: Associates and joint venture	6,184	4,836	3,251	3,471	5,536	9,262

Contingent liabilities	49,117	44,434	39,834	43,770	40,600	48,602

Liabilities
Deposits from central banks and credit institutions (5)	190,314	149,398	175,374	155,616	109,397	188,257
Customer deposits (5)	777,730	691,111	683,142	647,706	608,201	774,425
Debt securities (5)	217,966	228,869	226,160	213,695	191,252	226,775

Capitalization
Subordinated debt issued by Banco Santander, S.A. or issued by subsidiaries and guaranteed by Banco Santander, S.A., excluding preferred securities and preferred shares (6)	7,116	6,448	6,091	3,276	4,603	8,423
Other Subordinated debt (7)	5,621	6,124	7,864	6,878	7,483	5,482
Preferred securities (8)	8,369	6,916	6,749	6,239	3,652	9,628
Preferred shares (8)	404	413	449	739	401	406
Non-controlling interest (including net income of the period)	12,344	11,761	10,713	8,909	9,314	10,395
Stockholders' equity (9)	94,489	90,939	88,040	80,805	70,328	94,050
Total capitalization	128,343	122,602	119,906	106,846	95,781	128,384
Stockholders’ Equity per average share (9)	6.14	6.20	6.14	6.70	6.38	5.83
Stockholders’ Equity per share at period end (9)	5.86	6.14	6.02	6.32	6.10	5.83
Other managed funds
Mutual funds	135,749	129,930	109,028	109,519	93,304	132,609
Pension funds	11,566	11,298	11,376	11,481	10,879	11,482
Managed portfolio	19,259	18,032	20,337	20,369	20,987	19,906
Total other managed funds	166,574	159,260	140,741	141,369	125,170	163,997

Consolidated Ratios
Profitability Ratios:
Net Yield (10)	2.85%	2.76%	2.90%	2.89%	2.55%	2.73%
Return on average total assets (ROA) (11)	0.58%	0.56%	0.55%	0.58%	0.44%	0.65%
Return on average stockholders' equity (ROE) (11)	7.14%	6.99%	6.61%	7.75%	5.84%	8.24%
Return on tangible equity (ROTE) (11)	10.41%	10.38%	9.99%	12.75%	9.64%	11.79%
Capital Ratio:
Average stockholders' equity to average total assets	6.58%	6.63%	6.70%	6.24%	5.89%	6.58%
Ratio of earnings to fixed charges (12):
Excluding interest on deposits	2.18%	1.88%	1.77%	1.90%	1.69%	2.58%
Including interest on deposits	1.55%	1.45%	1.39%	1.43%	1.29%	1.66%

Credit Quality Data
Loans and advances to customers
Allowances for total balances including country risk and excluding contingent liabilities as a percentage of total gross loans	2.74%	2.99%	3.24%	3.57%	3.59%	2.74%
Non-performing balances as a percentage of total gross loans (13)	4.16%	4.00%	4.42%	5.30%	5.81%	3.97%
Allowances for total balances as a percentage of non-performing balances (13)	65.97%	74.89%	73.39%	67.42%	61.76%	69.17%
Net loan charge-offs as a percentage of total gross loans (14)	1.36%	1.37%	1.34%	1.38%	1.38%	1.20%
Ratios adding contingent liabilities to loans and advances to customers and excluding country risk (*)
Allowances for total balances as a percentage of total loans and contingent liabilities	2.66%	2.90%	3.19%	3.49%	3.48%	2.69%
Non-performing balances as a percentage of total loans and contingent liabilities (**) (13)	4.08%	3.93%	4.36%	5.19%	5.64%	3.92%
Allowances for total balances as a percentage of non-performing balances (**) (13)	65.24%	73.82%	73.11%	67.24%	61.65%	68.61%
Net loan and contingent liabilities charge-offs as a percentage of total loans and contingent liabilities (14)	1.29%	1.31%	1.29%	1.30%	1.29%	1.14%

(*)     We disclose these ratios because our credit risk exposure comprises loans and advances to customers as well as contingent liabilities, both of which are subject to impairment and, therefore allowances are taken in respect thereof.

(**)    Includes non-performing loans and contingent liabilities, securities and other assets to collect.

(1)	Average number of shares has been calculated on a monthly basis as the weighted average number of shares outstanding in the relevant period, net of treasury stock.
(2)

The shareholders at the annual shareholders’ meeting held on June 19, 2009 approved a new remuneration scheme (scrip dividend), whereby the Bank offered the shareholders the possibility to opt to receive an amount equivalent to the dividends in cash or new shares. The remuneration per share for 2012, 2013 and 2014 disclosed above, €0.60, is calculated assuming that the four dividends for these years were paid in cash.

On January 8, 2015, an extraordinary meeting of the board of directors took place to reformulate the dividend policy of the Bank to take effect with the first dividend to be paid with respect to our 2015 results, in order to distribute three cash dividends and a scrip dividend relating to such 2015 results. Each of these dividends amounted to €0.05 per share. The Bank paid the dividends on account of the earnings for the 2015 financial year in August 2015, November 2015, February 2016 and May 2016 for a gross amount per share of €0.05.

The Bank paid the four dividends on account of the earnings for the 2016 financial year in August 2016 (cash dividend of €0.055 per share), November 2016 (scrip dividend of €0.045 per share), February 2017 (cash dividend of 0.055 per share) and May 2017 (cash dividend of 0.055 per share).

The Bank paid the four dividends on account of the earnings for the 2017 financial year in August 2017 (cash dividend of €0.06 per share), November 2017 (scrip dividend of €0.04 per share), February 2018 (cash dividend of 0.06 per share) and May 2018 (cash dividend of 0.06 per share).

The remuneration per share disclosed for each financial year includes the four dividends paid or to be paid on account of that financial year. For the periods ended June 30, 2018 and June 30, 2017 the remuneration per share disclosed includes half of the dividends paid or to be paid on account of the financial years ended December 31, 2018 and 2017, respectively. The figure for June 30, 2018 is estimated based on the first dividend on account of the 2018 financial year which was paid in August 2018.

(3)

Equals the sum of the amounts included under the headings “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss”, “Financial assets designated at fair value through profit or loss”, “Financial assets at fair value through other comprehensive income”, “Financial assets at amortized cost” and “Loans and receivables” as stated in our consolidated financial statements.

(4)

Equals the amounts included as “Debt instruments” and “Equity instruments” under the headings “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss”, “Financial assets designated at fair value through profit or loss”, “Financial assets at fair value through other comprehensive income”, “Financial assets available-for-sale”, “Financial assets at amortized cost”, “Loans and receivables” and “Investments held-to-maturity” as stated in our consolidated financial statements.

(5)

Equals the sum of the amounts included under the headings “Financial liabilities held for trading”, “Other financial liabilities at fair value through profit or loss” and “Financial liabilities at amortized cost” as stated in our consolidated financial statement.

(6)	In December 2017 the subordinated debt issuer entities merged with Banco Santander, S.A.
(7)	Other Subordinated debt amounts are at the subsidiary level.
(8)

In our consolidated financial statements, preferred securities and preferred shares are included under “Subordinated liabilities”. In the table above Subordinated liabilities are included both under Liabilities and Capitalization.

(9)

Equals the sum of the amounts included at the end of each period as “Shareholders’ Equity” and “Other comprehensive income” as stated in our consolidated financial statements.  We have deducted the book value of treasury stock from stockholders’ equity.

(10)

Net yield is the total of interest income/ (charges) (including dividends on equity securities) divided by average earning assets.  See “Item 2. Selected Statistical Information—Assets—Earning Assets—Yield Spread”.

(11)

The Return on average total assets ratio is calculated as consolidated profit for the period divided by average total assets and the Return on average stockholders’ equity ratio is calculated as profit attributable to the Parent divided by average stockholders’ equity.

The Return on average tangible equity ratio (ROTE) is calculated as profit attributable to the Parent divided by the monthly average of: capital + reserves + retained earnings + other comprehensive income (excluding non-controlling interests) - goodwill – other intangible assets. We provide this non-GAAP financial measure as an additional measure to return on equity to provide a way to look at our performance which is closely aligned to our capital position. In 2014, if for comparison purposes we include in the denominator the €7,500 million capital increase made in January 2015, ROTE would be 10.95%.

Consolidated profit and profit attributable to the Parent for the six months ended June 30, 2018 have been annualized by assuming that during the second half we would obtain the same recurring results as in the first half. The calculation assumes that non-recurring results registered during the first half of the year (-€300 million net of tax impacts, resulting mainly from integration costs primarily related to Banco Popular) will not be repeated in the second half of the year. If we calculate these ratios by doubling all the results (recurring and non-recurring), the ROA, ROE and ROTE ratios for June 30, 2018 would have been 0.63%, 7.93% and 11.34%, respectively. Consolidated profit and profit attributable to the Parent for the first half of any year are not necessarily indicative of the results for that full year.

						June 30,
(Millions of euros except percentages)	2017	2016	2015	2014	2013	2018
Profit attributable to the parent	6,619	6,204	5,966	5,816	4,175	3,752

Average equity	92,637	88,741	90,220	75,047	71,511	94,662
Effect of goodwill and other intangible assets	(29,043)	(28,972)	(30,486)	(29,446)	(28,221)	(28,472)
Average tangible equity	63,594	59,769	59,734	45,601	43,290	66,190

Return on equity (ROE)	7.14%	6.99%	6.61%	7.75%	5.84%	8.24%
Return on tangible equity (ROTE)	10.41%	10.38%	9.99%	12.75%	9.64%	11.79%

(12)

For the purpose of calculating the ratio of earnings to fixed charges, earnings consist of pre-tax income from continuing operations before adjustment for income or loss from equity investees plus fixed charges.  Fixed charges consist of total interest expense (including or excluding interest on deposits as appropriate) and the interest expense portion of rental expense.

(13)

Reflects Bank of Spain classifications.  These classifications differ from the classifications applied by US banks in reporting loans as non-accrual, past due, restructured and potential problem loans.  See “Item 4. Information on the Company—B. Business Overview—Classified Assets—Bank of Spain’s Classification Requirements” in our 2017 Form 20-F.

(14)	Ratios at June 30, 2018 reflect year-to-date net loan charge-offs, annualized. Ratios at year end reflect full year net loan charge-offs.

Set forth below is a table showing our allowances for non-performing balances broken down by various categories as disclosed and discussed throughout this report on Form 6-K:
	2017	2016	2015	2014	2013	As of June 30, 2018
Allowances refers to:	(in millions of euros)
Allowances for total balances (*) (excluding country risk)	24,529	24,835	27,121	28,046	25,681	25,148
Allowances for contingent liabilities and commitments (excluding country risk)	614	457	616	652	688	854
Allowances for total balances (excluding contingent liabilities and commitments and excluding country risk):	23,915	24,378	26,505	27,394	24,993	24,294
Allowances referred to country risk and other	767	528	322	46	154	647
Allowances for total balances (excluding contingent liabilities and commitments)	24,682	24,906	26,827	27,440	25,147	24,941
Of which:
Allowances for customers	23,934	24,393	26,517	27,217	24,903	24,315
Allowances for credit institutions and other financial assets	18	15	19	79	37	12
Allowances for Debt instruments	730	498	291	144	207	614

(*)    Non-performing loans and contingent liabilities, securities and other assets to collect.

Exchange Rates

The exchange rates shown below are those published by the European Central Bank (“ECB”), for euros and dollar (expressed in dollars per euro) and are based on the daily consultation procedures between central banks within and outside the European System of Central Banks, which normally takes place at 14:15 p.m. CET time.

	Rate During Period
	Period End	Average Rate
Calendar Period	($)	($)
2012	1.32	1.28
2013	1.38	1.33
2014	1.21	1.33
2015	1.09	1.11
2016	1.05	1.11
2017	1.20	1.13

	Rate During Period
Last six months	High $	Low $
2018
March	1.24	1.22
April	1.24	1.21
May	1.20	1.16
June	1.18	1.15
July	1.18	1.16
August	1.17	1.13
September (through September 25)	1.18	1.16

On September 25, 2018, the exchange rate for euros and dollars (expressed in dollars per euro), as published by the ECB, was $1.18.

For a discussion of the accounting principles used in translation of foreign currency-denominated assets and liabilities to euros, see Note 2 (a) to our consolidated financial statements included in our 2017 Form 20-F.

Item 3

Selected Statistical Information

The following tables show our selected statistical information.

Average Balance Sheets and Interest Rates

The following tables include, by domicile of the Group entity at which the relevant asset or liability is accounted for, our average balances and interest rates for the six months ended June 30, 2018 and 2017. Domestic balances are those of Group entities domiciled in Spain, which reflect our domestic activities, and international balances are those of Group entities domiciled outside of Spain, which reflect our foreign activities.

You should read the following tables and the tables included under “—Changes in Net Interest Income—Volume and Rate Analysis” and “—Assets—Earning Assets—Yield Spread” considering the following:

•	We have included interest received on non-accruing assets in interest income only if we received such interest during the period in which it was due;

•	We have included loan arrangement fees in interest income;

•	We have not recalculated tax-exempt income on a tax-equivalent basis because the effect of doing so would not be significant;

•

We have included income and expenses from interest-rate hedging transactions as a separate line item under interest income and expenses if these transactions qualify for hedge accounting under IFRS. If these transactions did not qualify for such treatment, we included income and expenses on these transactions elsewhere in our income statement. See Note 2 to our consolidated financial statements in our 2017 Form 20-F for a discussion of our accounting policies for hedging activities;

•	We have stated average balances on a net basis, netting our allowances for credit losses; and

•	All average data have been calculated using month-end balances, which is not significantly different from having used daily averages.

Average Balance Sheet - Assets and Interest Income

	Six months ended June 30,
	2018			2017
ASSETS	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
	(in millions of euros, except percentages)
Cash and due from central banks and credit entities	189,285	1,649	1.74%	169,882	2,226	2.62%
Domestic	68,770	72	0.21%	45,811	61	0.27%
International	120,515	1,577	2.62%	124,071	2,165	3.49%

Loans and credits	854,390	21,434	5.02%	800,229	21,996	5.50%
Domestic	246,921	2,667	2.16%	189,593	2,025	2.14%
International	607,469	18,767	6.18%	610,636	19,971	6.54%

Debt securities	194,870	3,154	3.24%	192,899	3,529	3.66%
Domestic	75,869	525	1.38%	65,492	522	1.59%
International	119,001	2,629	4.42%	127,407	3,007	4.72%

Income from hedging operations		143			445
Domestic		(24)			28
International		167			417

Other interest		524			436
Domestic		218			162
International		306			274

Total Interest earning assets	1,238,545	26,904	4.34%	1,163,010	28,632	4.92%
Domestic	391,560	3,458	1.77%	300,896	2,798	1.86%
International	846,985	23,446	5.54%	862,114	25,834	5.99%

Other non-interest earning assets	199,899			199,342

Assets from discontinued operations	-			-

Total Average Assets	1,438,444	26,904		1,362,352	28,632

Note: As of June 30, 2018 and June 30, 2017, Total Average Assets attributed to international activities accounted for 67% and 72%, respectively, of the Group's Total Average Assets.

Average Balance Sheet - Liabilities and Interest Expense

	Six months ended June 30,
	2018			2017
LIABILITIES AND STOCKHOLDERS EQUITY	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
	(in millions of euros, except percentages)
Due to credit entities and central banks	190,990	1,438	1.51%	165,376	1,109	1.34%
Domestic	102,479	147	0.29%	75,405	122	0.32%
International	88,511	1,291	2.92%	89,971	987	2.19%

Customer Deposits	772,198	4,526	1.17%	711,406	6,133	1.72%
Domestic	250,895	491	0.39%	189,063	516	0.55%
International	521,303	4,035	1.55%	522,343	5,617	2.15%

Marketable debt securities (*)	214,454	2,918	2.72%	218,811	3,536	3.23%
Domestic	75,531	756	2.00%	70,117	678	1.93%
International	138,923	2,162	3.11%	148,694	2,858	3.84%

Other interest bearing liabilities	7,628	95	2.49%	8,188	101	2.47%
Domestic	5,646	42	1.49%	6,191	50	1.62%
International	1,982	53	5.35%	1,997	51	5.11%

Expenses from hedging operations		62			(111)
Domestic		(24)			(21)
International		86			(90)

Other interest		934			856
Domestic		225			160
International		709			696

Total interest bearing liabilities	1,185,270	9,973	1.68%	1,103,781	11,624	2.11%
Domestic	434,551	1,637	0.75%	340,776	1,505	0.88%
International	750,719	8,336	2.22%	763,005	10,119	2.65%

Other non-interest bearing liabilities	147,531			155,624

Non-Controlling interest	10,981			12,182

Stockholders' Equity	94,662			90,765

Liabilities from discontinued operations	-			-

Total average liabilities and Stockholders’ Equity	1,438,444	9,973		1,362,352	11,624

Note: As of June 30, 2018 and June 30, 2017, Total average liabilities attributed to international activities accounted for 63% and 68%, respectively, of the Group's Total average liabilities.

(*) Does not include contingently convertible preference shares and perpetual subordinated notes because they do not accrue interests. We include them under “Other non-interest bearing liabilities”. The average balances of these debt securities amounted to €7,772 million and €4,460 million as of June 30, 2018 and June 30, 2017, respectively.

Changes in Net Interest Income—Volume and Rate Analysis

The following tables include, by domicile of the Group entity at which the relevant asset or liability is accounted for, changes in our net interest income between changes in average volume and changes in average rate for the first six months of 2018 compared to the same period of 2017. We have calculated volume variances based on movements in average balances over the period and rate variance based on changes in interest rates on average interest-earning assets and average interest-bearing liabilities. We have allocated variances caused by changes in both volume and rate to volume. You should read the following tables and the footnotes thereto in light of our observations noted in the preceding sub-section entitled “—Average Balance Sheets and Interest Rates”.

Volume and Rate Analysis

		Six months ended June 30,
		2018 / 2017
	Increase (Decrease) due to changes in
	Volume	Rate	Net Change
	(in millions of euros)
Cash and due from central banks and credit entities	(34)	(543)	(577)
Domestic	26	(15)	11
International	(60)	(528)	(588)

Loans and credits	516	(1,078)	(562)
Domestic	619	23	642
International	(103)	(1,101)	(1,204)

Debt securities	(115)	(260)	(375)
Domestic	77	(74)	3
International	(192)	(186)	(378)

Income from hedging operations	(302)	0	(302)
Domestic	(52)	0	(52)
International	(250)	0	(250)

Other interest	88	0	88
Domestic	56	0	56
International	32	0	32

Total Interest earning assets	153	(1,881)	(1,728)
Domestic	726	(66)	660
International	(573)	(1,815)	(2,388)

		Six months ended June 30,
		2018 / 2017
	Increase (Decrease) due to changes in
	Volume	Rate	Net Change
	(in millions of euros)
Due to credit entities and central banks	24	305	329
Domestic	40	(15)	25
International	(16)	320	304

Customer Deposits	132	(1,739)	(1,607)
Domestic	143	(168)	(25)
International	(11)	(1,571)	(1,582)

Marketable debt securities	(125)	(493)	(618)
Domestic	54	24	78
International	(179)	(517)	(696)

Other interest bearing liabilities	(4)	(2)	(6)
Domestic	(4)	(4)	(8)
International	0	2	2

Expenses from hedging operations	173	0	173
Domestic	(3)	0	(3)
International	176	0	176

Other interest	78	0	78
Domestic	65	0	65
International	13	0	13

Total interest bearing liabilities	278	(1,929)	(1,651)
Domestic	295	(163)	132
International	(17)	(1,766)	(1,783)

Assets

Earning Assets—Yield Spread

The following table analyzes our average earning assets, interest income and dividends on equity securities and net interest income by domicile of the Group entity at which they are accounted for. Furthermore, it shows gross yields, net yields and yield spreads for each of the periods indicated. You should read this table and the footnotes thereto in light of our observations noted in the preceding sub-section entitled “—Average Balance Sheets and Interest Rates”, and the footnotes thereto.

	Six months ended June 30,
	2018	2017
	(in millions of euros, except percentages)
Average interest earning assets	1,238,545	1,163,010
Domestic	391,560	300,896
International	846,985	862,114

Interest and similar income	26,904	28,632
Domestic	3,458	2,798
International	23,446	25,834

Interest income / (charges) (1)	16,931	17,008
Domestic	1,821	1,293
International	15,110	15,715

Gross yield (2)	4.34%	4.92%
Domestic	1.77%	1.86%
International	5.54%	5.99%

Net yield (3)	2.73%	2.92%
Domestic	0.93%	0.86%
International	3.57%	3.65%

Yield spread (4)	2.66%	2.82%
Domestic	1.01%	0.98%
International	3.32%	3.34%

(1)	Interest income / (charges) is the net amount of interest and similar income and interest expense and similar charges. — See “Income Statement” on page 17.
(2)	Gross yield is the quotient of interest income divided by average earning assets.
(3)	Net yield is the quotient of net interest income divided by average earning assets.
(4)

Yield spread is the difference between gross yield on earning assets and the average cost of interest-bearing liabilities. For a discussion of the changes in yield spread over the periods presented, see “Item 3. Operating and Financial Review and Prospects—A. Operating results—Results of Operations for Grupo Santander—Interest Income / (Charges)”.

Return on Equity and Assets

The following table presents our selected financial ratios for the periods indicated.

	Period Ended June 30,	(As adjusted) Period Ended June 30,	Period Ended June 30,	Year Ended December 31,
	2018	2018	2017	2017
ROA: Return on average total assets	0.63%	0.65%	0.64%	0.58%
ROE: Return on average stockholders’ equity	7.93%	8.24%	7.97%	7.14%
ROTE: Return on average tangible equity	11.34%	11.79%	11.82%	10.41%
PAY-OUT: Dividends per average share as a percentage of profit attributable to the Parent per average share (1)	-%	-%	-%	45.29%
Average stockholders’ equity as a percentage of average total assets	6.58%	6.58%	6.66%	6.58%

Note: Consolidated profit and profit attributable to the Parent for the six months ended June 30, 2018 and June 30, 2017 have been annualized by assuming that during the second half we would obtain the same recurring results as in the first half. The calculation assumes that non-recurring results registered during the first half of the year will not be repeated in the second half of the year. In the first half of 2018, non-recurring results amounted to -€300 million net of tax impacts, resulting mainly from integration costs primarily related to Banco Popular. No non-recurring results were registered during the first half of 2017. If we calculate these ratios by doubling all the results (recurring and non-recurring), at June 30, 2018 the ROA ratio would have been 0.63%, the ROE ratio would have been 7.93% and the ROTE ratio would have been 11.34%. We believe that the exclusion of these non-recurring amounts present a more accurate picture of the evolution of our underlying profitability. Consolidated profit and Profit attributable to the Parent for the first half of any year are not necessarily indicative of the results for that full year.

(1)

Dividend information for the six months ended June 30, 2018 and 2017 and for the year-end are not comparable. The interim figures for the six months ended June 30, 2018 and 2017 do not include any dividend (the first quarterly interim dividend for each year was paid in August 2018 and August 2017, respectively) and the full-year figure includes all dividends for the year. See “Item 8. Financial Information —A. Consolidated Statements and Other Financial Information —Shareholders remuneration” in our 2017 Form 20-F.

The pay-out ratio does not include in the numerator the amounts paid under the Santander Dividendo Elección program (scrip dividends), which are not dividends paid on account of the net attributable income of the period. Such remuneration equivalent to dividends is €543 million for the year ended December 31, 2017, and zero for the six months ended June 30, 2018 and 2017.

Interest-Earning Assets

The following table shows, by domicile of the Group entity at which the relevant asset is accounted for, the percentage mix of our average interest-earning assets for the periods indicated. You should read this table in light of our observations noted in the preceding sub-section entitled “—Average Balance Sheets and Interest Rates”, and the footnotes thereto.

	Six months ended June 30,
	2018	2017

Cash and due from central banks and credit entities	15.28%	14.61%
Domestic	5.55%	3.94%
International	9.73%	10.67%

Loans and credits	68.98%	68.81%
Domestic	19.94%	16.30%
International	49.05%	52.50%

Debt securities	15.73%	16.59%
Domestic	6.13%	5.63%
International	9.61%	10.95%

Total Interest earning assets	100.00%	100.00%
Domestic	31.61%	25.87%
International	68.39%	74.13%

Classified Assets

Movements in Allowances for Credit Losses

The following table analyzes, for the periods indicated, movements in our allowances for credit losses by domicile of the Group entity at which the relevant allowances are accounted for. See “Presentation of Financial and Other Information”. For further discussion of movements in the allowances for credit losses, see “Item 3. Operating and Financial Review and Prospects —A. Operating results —Results of operations for Grupo Santander—Impairment Losses (net)”.

	Year ended December 31,			Six months ended June 30,
	2017	2016	2015	2018	2017
	(in millions of euros, except percentages)
Allowance for credit losses at end of 2017
Borrowers in Spain	n.a.	n.a.	n.a.	8,746	n.a.
Borrowers outside Spain	n.a.	n.a.	n.a.	15,936	n.a.
Total	n.a.	n.a.	n.a.	24,682	n.a.

IFRS9 Impact
Borrowers in Spain	n.a.	n.a.	n.a.	749	n.a.
Borrowers outside Spain	n.a.	n.a.	n.a.	1,225	n.a.
Total	n.a.	n.a.	n.a.	1,974	n.a.

Allowance for credit losses at beginning of the period
Borrowers in Spain	7,215	9,554	11,264	9,495	7,215
Borrowers outside Spain	17,686	17,077	16,057	17,161	17,686
Total	24,900	26,631	27,321	26,656	24,900

Net provisions for credit losses charged to income statement (1)
Borrowers in Spain	955	964	1,572	685	538
Borrowers outside Spain	9,908	10,243	9,997	4,489	5,177
Total	10,863	11,207	11,569	5,174	5,715

Charge offs against credit loss allowance
Borrowers in Spain	(3,160)	(2,505)	(2,877)	(1,372)	(1,767)
Borrowers outside Spain	(10,362)	(10,254)	(9,484)	(4,768)	(5,669)
Total	(13,522)	(12,758)	(12,361)	(6,140)	(7,436)

Other movements	2,442	(179)	102	(749)	11,125

Allowance for credit losses at end of the period (2) (3)
Borrowers in Spain	8,746	7,214	9,554	8,740	18,352
Borrowers outside Spain	15,936	17,686	17,077	16,201	15,951
Total	24,682	24,900	26,631	24,941	34,303

Recoveries of loans previously charged off against income statement
Borrowers in Spain	247	283	202	164	167
Borrowers outside Spain	1,374	1,299	1,173	659	841
Total	1,621	1,582	1,375	823	1,009

Average loans outstanding
Borrowers in Spain	220,067	175,751	176,664	246,921	189,593
Borrowers outside Spain	604,159	605,758	608,996	607,469	610,636
Total	824,226	781,509	785,660	854,390	800,229

Net charge-offs against loan loss allowance to average loans ratio (4)
Borrowers in Spain	1.32%	1.26%	1.51%	0.98%	1.69%
Borrowers outside Spain	1.49%	1.48%	1.36%	1.35%	1.58%
Total	1.44%	1.43%	1.40%	1.24%	1.61%

(*)Under “Other movements” we include mainly the balances of Banco Popular.

(1)	We have not included a separate line item for charge-offs of loans not previously provided for (loans charged-off against income) as these are not permitted.
(2)

Includes allowances for impairment losses on balances of “Loans and receivables - Loans and advances to customers”, “Loans and receivables - Loans and advances to credit institutions” and “Loans and receivables – Debt securities”. See “Item 2. Selected Consolidated Financial Information”.

(3)	The segregation of the allowance for credit losses between Spain and outside Spain was made by geographical location of the Group’s company that accounts for the risk.
(4)

For the purpose of calculating the ratio, net charge-offs consist of Charge offs against credit loss allowance less Recoveries of loans previously charged off. Ratios at June 30, 2018 and June 30, 2017 reflect year-to-date net loan charge-offs, annualized. Ratios at year end reflect full year net loan charge-offs.

As a result of the application of IFRS 9, the information as of June 30, 2018 reflects movements in our financial assets at amortized cost. See note 1 to our consolidated financial statements for explanations of impacts of the adoption of IFRS 9.

The net charge-offs against loan loss allowance to average loans ratio in Spain decreased 71 basis points in June 30, 2018 as compared to June 30, 2017. There was a decrease in net charge-offs mainly due to the continued improvement of the credit portfolios and an increase in average loans due to the acquisition of Banco Popular.

In foreign jurisdictions the ratio decreased 23 basis points at June 30, 2018 as compared to June 30, 2017. Net charge-offs decreased reflecting the improvement in the credit quality in Brazil while there was a light decrease in average loans.

The table below shows, for the periods indicated, a breakdown of recoveries, net provisions and charge-offs against credit loss allowances by type and by domicile of the Group entity at which these items are accounted for.

	Year ended December 31,			Six months ended June 30,
	2017	2016	2015	2018	2017
	(in millions of euros)
Recoveries of loans previously charged-off against income statement
Domestic:
Commercial, financial, agricultural, industrial	66	128	85	73	45
Real estate and construction	87	72	66	41	67
Other mortgages	14	10	7	2	4
Installment loans to individuals	71	63	44	41	48
Lease finance	1	6	-	1	-
Other	8	4	-	6	3
Total Borrowers in Spain	247	283	202	164	167
Borrowers outside Spain
Government and official institutions	-	9	-	-	-
Commercial and industrial	1,299	1,146	1,066	617	802
Mortgage loans	67	86	82	40	37
Other	8	58	25	2	2
Total Borrowers outside Spain	1,374	1,299	1,173	659	841
Total	1,621	1,582	1,375	823	1,009
Net provisions for credit losses charged to income statement
Domestic:
Commercial, financial, agricultural, industrial	488	418	681	520	358
Real estate and construction	142	(36)	174	(23)	83
Other mortgages	112	159	233	(34)	57
Installment loans to individuals	217	484	494	191	100
Lease finance	22	(22)	1	(6)	(2)
Other	(25)	(39)	(11)	37	(58)
Total Borrowers in Spain	954	964	1,572	685	538
Borrowers outside Spain
Government and official institutions	7	8	8	20	26
Commercial and industrial	9,688	8,295	9,068	4,344	4,995
Mortgage loans	138	971	269	101	67
Other	75	969	652	23	89
Total Borrowers outside Spain	9,908	10,243	9,997	4,489	5,177
Total	10,862	11,207	11,569	5,174	5,715
Charge-offs against credit loss allowance
Domestic:
Commercial, financial, agricultural, industrial	(1,095)	(1,264)	(1,037)	(375)	(853)
Real estate and construction	(1,445)	(658)	(877)	(511)	(667)
Other mortgages	(308)	(154)	(291)	(209)	(81)
Installment loans to individuals	(243)	(408)	(639)	(249)	(155)
Lease finance	(20)	(7)	(24)	(1)	(6)
Other	(49)	(14)	(9)	(27)	(5)
Total Borrowers in Spain	(3,160)	(2,505)	(2,877)	(1,372)	(1,767)
Borrowers outside Spain
Government and official institutions	-	-	-	(1)	(2)
Commercial and industrial	(9,873)	(9,451)	(8,629)	(4,572)	(5,342)
Mortgage loans	(357)	(374)	(325)	(120)	(193)
Other	(132)	(429)	(530)	(75)	(132)
Total Borrowers outside Spain	(10,362)	(10,253)	(9,484)	(4,768)	(5,669)
Total	(13,522)	(12,758)	(12,361)	(6,140)	(7,436)

The tables below show, for the periods indicated, a breakdown of allowances for credit losses by type and by domicile of the Group entity at which the allowances for credit losses are accounted for.

	Year Ended December 31,
	2017	%	2016	%	2015	%
	(in millions of euros, except percentages)
Borrowers in Spain:
Commercial, financial, agricultural, industrial	2,011	8.15	1,344	5.40	2,373	8.91
Real estate and construction (*)	2,956	11.98	2,430	9.76	3,539	13.29
Other mortgages	2,460	9.97	2,636	10.59	2,854	10.72
Installment loans to individuals	1,111	4.50	543	2.18	566	2.12
Lease finance	134	0.54	156	0.63	159	0.60
Other	74	0.30	105	0.42	63	0.24
Total Borrowers in Spain	8,746	35.43	7,214	28.97	9,554	35.88
Borrowers outside Spain:
Government and official institutions	33	0.13	20	0.08	43	0.16
Commercial and industrial	13,675	55.40	15,514	62.30	14,083	52.88
Mortgage loans	1,833	7.43	1,970	7.91	1,828	6.86
Other	395	1.60	182	0.73	1,123	4.22
Total Borrowers outside Spain	15,936	64.57	17,686	71.03	17,077	64.12
Total	24,682	100.00	24,900	100.00	26,631	100.00

(*)  At December 31, 2017, 2016 and 2015 the allowances of the portfolio of loans to construction and property development companies with real estate purposes, defined in accordance with the Bank of Spain’s purpose-based classification guidelines, amounted to €1,127 million, €2,225 million, and €3,041 million, respectively. In this table and in the previous one, loans to construction and property development companies are defined as loans granted to companies that belong to that sector, irrespective of the purpose of the loan.

	Six Months Ended June 30,
	2018	%	2017	%
	(in millions of euros, except percentages)
Borrowers in Spain:
Commercial, financial, agricultural, industrial	2,619	10.50	3,349	9.76
Real estate and construction (*)	1,444	5.79	11,213	32.69
Other mortgages	2,984	11.96	2,824	8.23
Installment loans to individuals	1,467	5.88	755	2.20
Lease finance	122	0.49	121	0.35
Other	103	0.41	90	0.26
Total Borrowers in Spain	8,740	35.04	18,352	53.50
Borrowers outside Spain:
Government and official institutions	54	0.22	50	0.15
Commercial and industrial	13,793	55.30	14,136	41.21
Mortgage loans	2,197	8.81	1,653	4.82
Other	157	0.63	112	0.33
Total Borrowers outside Spain	16,201	64.96	15,951	46.50
Total	24,941	100.00	34,303	100.00

(*)   At June 30, 2018 and 2017 the allowances of the portfolio of loans to construction and property development companies with real estate purposes, defined in accordance with the Bank of Spain’s purpose-based classification guidelines, amounted to €918 million and €9,944 million, respectively. In this table, loans to construction and property development companies are defined as loans granted to companies that belong to that sector, irrespective of the purpose of the loan.

The domestic balances at June 30, 2017 reflect the impact of the acquisition of Banco Popular, in particular in real estate and construction loans.

Non-performing Balances

The following table shows our non-performing assets (loans and other assets to collect) and contingent liabilities, excluding country-risk.

	Year ended December 31,			Six Months ended June 30,
	2017	2016	2015	2018	2017
	(in millions of euros)
Past-due and other non-performing balances (1) (2) (3):
Domestic	19,138	14,020	17,722	18,441	32,837
International	18,459	19,623	19,372	18,212	17,877
Total	37,596	33,643	37,094	36,654	50,714

(1)

The total amount of our non-performing balances fully provisioned under IFRS was €4,076 million, €4,514 million and €4,306 million, at December 31, 2017, 2016 and 2015, respectively, and €4,199 million and €4,224 million at June 2018 and 2017 respectively. See “Item 4. Information on the Company—B. Business Overview—Classified Assets—Bank of Spain Charge-off Requirements” in our 2017 Form 20-F.

(2)

Non-performing balances due to country risk were €11 million, €8 million and €8 million, at December 31, 2017, 2016 and 2015, respectively, and €11 million and €11  million at June 2018 and 2017, respectively.

(3)

At December 31, 2017, 2016 and 2015 (i) the total amount of our non-performing more than 90 days past-due balances was €24,652 million, €21,189 million and €24,226 million, respectively, and €21,763 million and €34,547 million at June 2018 and 2017, respectively, and (ii) the total amount of our other non-performing balances was €12,944 million, €12,454 million and €12,868 million, respectively, and €14,891 million and €16,167 million at June 2018 and 2017, respectively.

The domestic balances at June 30, 2017 reflect the impact of the acquisition of Banco Popular and the domestic balances at June 30, 2018 reflect the agreement to sell 51% of the real estate business of Banco Popular to Blackstone reached in the third quarter of 2017.

Evolution of Non-performing Balances

The following table shows the movement in our non-performing assets and contingent liabilities (excluding country risk):

(in millions of euros)	Year ended	Year ended		Quarter ended
	Dec. 31,	Dec. 31,		Mar. 31,	Jun. 30,	Sep. 30,		Dec. 31,	Mar. 31,	Jun. 30,
	2016	2017		2017	2017	2017		2017	2018	2018

Opening balance	37,094	33,643		33,643	32,158	50,714		39,442	37,596	37,407
Increases	20,186	21,673		5,750	4,428	6,164		5,331	5,492	5,550
Cash recoveries	(11,891)	(12,246)		(3,952)	(1,991)	(3,255)		(3,048)	(2,882)	(2,409)
Foreclosed assets	(933)	(1,158)		(215)	(183)	(409)		(351)	(271)	(235)
Changes in scope of consolidation	734	10,032	(*)	18	20,969(*)	(10,955)	(*)	-	-	-
Exchange differences	1,211	(826)		537	(854)	(150)		(359)	362	(409)
Write-offs	(12,758)	(13,522)		(3,623)	(3,813)	(2,667)		(3,419)	(2,890)	(3,250)
Closing balance	33,643	37,596		32,158	50,714	39,442		37,596	37,407	36,654

(*) Reflects the acquisition of Banco Popular in June 2017 and the agreement to sell 51% of the real estate business to Blackstone in the third quarter of 2017 (see Note 12 to our consolidated financial statements for 2017 Non-current assets held for sale).

Non-performing Balances Ratios

The following table shows the total amount of our computable credit risk, the amounts of our non-performing assets and contingent liabilities by category, our allowances for credit losses, the ratio of our non-performing balances to total computable credit risk and our coverage ratio at the dates indicated:

	Year Ended December 31,			Six Months Ended June 30,
	2017	2016	2015	2018	2017
	(in millions of euros, except percentages)
Computable credit risk (1)	920,968	855,510	850,909	934,388	943,583

Non-performing balances by category:
Individuals	16,538	15,477	15,588	15,512	17,185
Mortgages	9,129	8,278	8,772	8,296	10,354
Consumer loans	5,307	5,486	4,673	5,542	5,078
Credit cards and others	2,102	1,713	2,143	1,674	1,754
Enterprises	18,423	15,247	17,888	17,412	31,665
Corporate Banking	2,497	2,817	3,479	3,673	1,650
Public sector	138	101	139	57	214
Total non-performing balances	37,596	33,643	37,094	36,654	50,714

Allowances for total balances	24,529	24,835	27,121	25,148	34,314

Ratios
Non-performing balances (2) to computable credit risk	4.08%	3.93%	4.36%	3.92%	5.37%
Coverage ratio (3)	65.24%	73.82%	73.11%	68.61%	67.66%
Balances charged-off to total loans and contingent liabilities (4)	1.29%	1.31%	1.29%	1.14%	1.36%

(1)	Computable credit risk is the sum of the face amounts of loans and leases (including non-performing assets but excluding country risk loans), guarantees and documentary credits.
(2)	Non-performing loans and contingent liabilities, securities and other assets to collect.
(3)	Allowances for total balances as a percentage of non-performing balances.
(4)	Ratios at June 30, 2018 and June 30, 2017 reflect year-to-date net loan charge-offs, annualized. Ratios at year end reflect full year net loan charge-offs.

Non-performing balances amounted to €36,654 million as of June 30, 2018, a 3% decrease from €37,596 million in December 2017.

Allowances for total balances amounted to €25,148 million as of June 30, 2018, a 3% increase from €24,529 million in December 2017.

As a result, the Group’s NPL ratio at June 30, 2018 was 3.92% and the coverage ratio 68.6% as compared to 4.08% and 65.2%, respectively at December 31, 2017.

The NPL and coverage ratios of the main units are set out below:

•

In Spain, including Banco Popular Spain, the NPL ratio was 6.24% as of June 30, 2018 improving slightly as compared to December 31, 2017 reflecting enhanced credit quality. Coverage ratio was 49% as of June 30, 2018 (compared to 47% as of December 31, 2017).

•

Real Estate Operations Spain unit (not included in the unit Spain above) had a NPL ratio of 96.5% and coverage ratio of 38% as of June 30, 2018 (compared to NPL of 90.5% and coverage ratio of 43% as of December 31, 2017).

•

In Portugal, including Banco Popular Portugal, the NPL ratio was 7.55% as of June 30, 2018, stable as compared to December 31, 2017. Coverage ratio was 52.7% as of June 30, 2018 (compared to 62% as of December 31, 2017).

•

Poland’s NPL ratio was 4.58% at June 30, 2018, stable as compared to December 31, 2017 due to growth in lending, in line with the market, and disposal of non-performing loans. Coverage ratio was 72.1% as of June 2018 (compared to 68% as of December 31, 2017).

•

Santander Consumer Finance’s NPL ratio was down to 2.44% as of June 30, 2018, a 6 basis points decrease from 2.50% as of December 31, 2017 mainly due to the good performance of entries. Coverage ratio was 108% as of June 30, 2018 (compared to 101% as of December 31, 2017).

•

The UK’s NPL ratio was 1.12% as of June 30, 2018, a 21 basis points decrease from 1.33% as of December 31, 2017 due to the good performance of mortgages and pro-active management of some non-performing projects. Coverage ratio was 34% as of June 30, 2018 (compared to 32% as of December 31, 2017).

•

Brazil’s NPL ratio fell to 5.26% as of June 30, 2018, a 3 basis points decrease, as compared to 5.29% as of December 31, 2017 thanks to preventative management of the non-performing entries and growth in lending, particularly to individuals. Coverage ratio was 109% as of June 2018 (compared to 93% as of December 31, 2017).

•

In Mexico the NPL ratio fell to 2.58% as of June 30, 2018, a 11 basis points reduction as compared to 2.69% as of December 31, 2017 due to the better performance of individuals (largely cards and consumer credit), and normalization of the wholesale portfolio. Coverage ratio was 116% as of June 30, 2018 (compared to 98% as of December 31, 2017).

•

Chile’s NPL ratio dropped to 4.86% as of June 30, 2018, a 10 basis points decrease from 4.96% as of December 31, 2017 due to the growth in lending and the good performance of the retail portfolio. Coverage ratio was 60% as of June 30, 2018 (compared to 58% as of December 31, 2017).

•

Argentina’s NPL ratio was 2.40% as of June 30, 2018 (compared to 2.50% as of December 31, 2017) due to the growth in the wholesale portfolio, which offset the performance of individual portfolios, given the current environment. Coverage ratio was 122% as of June 30, 2018 (compared to 100% as of December 31, 2017).

•

In the US, the NPL ratio was 2.91% as of June 30, 2018, a 12 basis points increase from 2.79% as of December 31, 2017 largely due to SCUSA’s portfolios. Coverage ratio was 157% as of June 30, 2018 (compared to 170% as of December 31, 2017).

Non-performing balances in Spanish banking groups are impacted by the classification as non-performing of the aggregate risk exposure (including off-balance sheet risks) to a single obligor, whenever the amount of balances 90 days or more past due of such obligor exceeds 20% of its total outstanding risks (excluding non-accrued interest on loans to such borrower). This “drag effect” has a larger impact in the case of mortgages and corporate loans due to the larger average amount of these loans.

Other non-performing balances

We do not classify our loans and contingent liabilities to borrowers in countries with transitory difficulties (category 3) and countries in serious difficulties (category 4) as impaired balances. Loans and contingent liabilities in these categories do not stop accruing interest. However, we treat category 5 (doubtful countries) country risk outstanding as both a non-accruing and impaired balance.

Summary of non-performing balances	Year Ended December 31,			Six Months Ended June 30,
	2017	2016	2015	2018	2017
	(in millions of euros)
Balances classified as non-performing balances	37,596	33,643	37,094	36,654	50,714
Non-performing balances due to country risk	11	8	8	11	11
Total non-performing balances	37,607	33,651	37,102	36,665	50,725

Restructuring/refinancing information

As of June 30, 2018 our refinancing assets were €33,517 million. For more information about our refinancing assets see Note 16.c to our consolidated financial statements for the six months ended June 30, 2018.

Foreclosed Assets

The table below sets forth the movements in our foreclosed assets for the periods shown.

	Total Year	Quarterly movements				Total Year	Six Months Ended June 30,
	Dec. 31, 2016	Mar. 31, 2017	Jun. 30, 2017	Sep. 30, 2017	Dec. 31, 2017	Dec. 31, 2017	Jun. 30, 2017		Jun. 30, 2018
	(in millions of euros, except percentages)
Opening balance	11,383	11,685	11,814	29,030	27,704	11,685	11,685		27,464
Foreclosures	1,714	397	282	529	545	1,752	679		596
Sales	(1,686)	(401)	(437)	(618)	(776)	(2,232)	(837)		(17,221)	(**)
Perimeter	-	-	17,529	-	-	17,529	17,529		-
Other movements	273	133	(158)	(1,235)	(10)	(1,270)	(25)		21
Gross foreclosed assets and assets acquired in payment of customer debts	11,685	11,814	29,030	27,704	27,464	27,464	29,030	(*)	10,860
Of which: in Spain	10,733	10,850	28,090	26,758	26,336	26,336	28,090		9,401
Allowances established	6,045	6,026	17,019	16,173	15,898	15,898	17,019		5,410
Of which: in Spain	5,831	5,774	16,719	15,884	15,548	15,548	16,719		4,879
Closing balance (net)	5,640	5,788	12,010	11,531	11,566	11,566	12,010		5,450
Of which: in Spain	4,902	5,076	11,371	10,874	10,787	10,787	11,371		4,522
Allowance as a percentage of foreclosed assets and assets acquired in payment of customer debts	51.7%	51.0%	58.6%	58.3%	57.9%	57.9%	58.6%		49.8%
Of which: in Spain	54.3%	53.2%	59.5%	59.4%	59.0%	59.0%	59.5%		51.9%

(*) Includes the balances of Banco Popular

(**) In the first quarter of 2018 the Group closed the sale of 51% of the real estate business of Banco Popular to Blackstone.

Property financing provided for construction and property development

The table below shows the construction and real estate business in Spain portfolio, defined in accordance with the Bank of Spain’s purpose-based classification guidelines during the first half of 2018:

	Millions of euros
	June 30, 2018	June 30, 2017
Balance at the beginning of the year	6,472	5,515
Perimeter (1)	-	14,930
Foreclosed assets	(64)	(62)
Reductions (2)	(539)	(846)
Written-off assets	(117)	(133)
Balance at the end of the year	5,752	19,404

(1)	Includes Banco Popular in June 2017.
(2)	Includes sales of portfolios, cash recoveries and third parties subrogations. In the first quarter of 2018 the Group closed the sale of 51% of the real estate business of Banco Popular to Blackstone.

For more information about property financing provided for construction and property development see Note 16.d.ii to our consolidated financial statements for the six months ended June 30, 2018.

Exposure to sovereign counterparties

As a general rule, we consider sovereign risk as a risk assumed in transactions with the central bank, the issuer risk of the Treasury or Republic and the risk arising from transactions with public entities (public entities whose funds are obtained from fiscal income, which are legally recognized as entities included in the government sector, and whose activities are of a non-commercial nature).

The detail at June 30, 2018 and December 31, 2017, by type of financial instrument, of the Group’s sovereign risk exposure to Europe’s peripheral countries and of the short positions held with them, taking into consideration the criteria established by the European Banking Authority (EBA) is explained in note 16.b to our consolidated financial statements.

Additionally, in Note 16.b to our consolidated financial statements we give the detail of the Group’s other exposure to other counterparties (private sector, central banks and other public entities that are not considered to be sovereign risks) in Europe’s peripheral countries.

Item 4

Operating and Financial Review and Prospects

Critical Accounting Policies

On January 1, 2018, IFRS 9 Financial instruments entered into effect. IFRS 9 establishes the requirements for recognition and measurement of both financial instruments and certain types of nonfinancial-purchase contracts. The aforementioned requirements apply retrospectively, adjusting the opening balance at January 1, 2018, but do not require restatement of the comparative financial statements.

The adoption of IFRS 9 has resulted in changes in the Group’s accounting policies for the recognition, classification and measurement of financial assets and liabilities and financial assets impairment. IFRS 9 also significantly modifies other standards related to financial instruments such as IFRS 7 "Financial instruments: disclosure."

The transition between IAS 39 as of December 31, 2017 and IFRS 9 as of January 1, 2018 increased the impairment of financial instruments by €2,173 million. Additionally, there is an impairment impact on investments in joint ventures and associates of €34 million.

See more information in Note 1.b to our interim consolidated financial statements for the period ended June 30, 2018.

A. Operating results

We have based the following discussion on our interim consolidated financial statements for the six months ended June 30, 2018. You should read this discussion along with this report, and this discussion is qualified in its entirety by reference to them.

Management makes use of certain financial measures in local currency to help in the assessment of ongoing operating performance. These non-GAAP financial measures include the results of operations of our subsidiary banks located outside the Eurozone, excluding the impact of foreign exchange. We analyze these banks’ performance on a local currency basis to better measure the comparability of results between periods. Because changes in foreign currency exchange rates have a non-operating impact on the results of operations, we believe that evaluating their performance on a local currency basis provides an additional and meaningful assessment of performance to both management and the company’s investors. Variances in financial metrics, excluding the exchange rate impact, are calculated by translating the components of the financial metrics to our Euro presentation currency using the same foreign currency exchange rate for both periods presented. For a discussion of the accounting principles used in translation of foreign currency-denominated assets and liabilities to euros, see Note 2(a) to our consolidated financial statements for the year ended December 31, 2017 included in our 2017 Form 20-F.

General

We are a financial group whose main business focus is retail banking, complemented by global wholesale banking, asset management, private banking and insurance businesses.

Our main source of income is the interest that we earn from our lending activities, by borrowing funds from customers and money markets at certain rates and lending them to other customers at different rates. We also derive income from the interest and dividends that we receive from our investments in fixed/variable income and equity securities and from our trading activities in such securities and derivatives. We perform these activities by buying and selling securities to take advantage of current and/or expected differences between purchase and sale prices.

Another source of income is the commissions that we earn from the different banking and other financial services that we provide (credit and debit cards, insurance, account management, bill discounting, guarantees and other contingent liabilities, advisory and custody services, etc.) and from our mutual and pension funds management services.

In addition, from time to time, we derive income from the capital gains we make from the sale of our holdings in Group companies.

First half 2018 overview

Grupo Santander developed its business during the first half of 2018 in an economic environment characterized by the appearance of risks of a global nature that increased volatility in markets and led to some countries downgrading growth forecasts.

The move toward greater protectionism and the tightening of US monetary policy were the main factors behind the greater uncertainty. This triggered rises in risk premiums, both in the Southern European countries as well as in the Latin American ones where the bank operates, and a general depreciation of currencies against the dollar, which in Latin America’s case was significant.

Central banks in Mexico and Argentina raised their benchmark rates in order to counter eventual inflationary pressures from the currency depreciation.

Eurozone: GDP growth slowed in the first half of 2018 due to a normalization following sharp rises in the second half of 2017 and to transitory factors. Inflation picked up in the first half of 2018 to 2% in June driven by higher oil prices, although it is considered to be temporary.

Spain. The economy remains expanding at a healthy rate. However, the growth rate is slowing due to a less dynamic private consumption and weaker exports. The unemployment rate fell to 15.3% in the second quarter of 2018. Inflation rose in June 2018 to 2.3% driven by oil prices, while the core inflation rate remained low (1.1%).

Poland. GDP surprised on the upside in the first half of 2018. The unemployment rate remained at a historical low (3.6% in the second quarter of 2018). Inflation was lower than expected (2.0% in June 2018) and far from the central bank’s 2.5% target, which will keep the key rate (1.5%) unchanged throughout the year.

Portugal. Portugal’s economy grew more moderately in the first half of 2018 but growth remained robust and based on investment, consumption and exports (close to 50% of GDP). The unemployment rate fell again to 6.7% in the second quarter of 2018 and inflation was 1.5% in June 2018.

United Kingdom. Growth slowed in the first half of 2018 due to adverse weather. Inflation (2.4% in June) eased because of the diminishing impact of sterling’s depreciation. The unemployment rate (4.0% in May 2018) was effectively full employment. The Bank of England’s base rate (0.75%) was increased in August 2018.

America:

Brazil. The economy slowed down in the first half of 2018 due to the temporary impact of a truck drivers’ strike in May 2018. Inflation increased to 4.4% in June 2018, but below the 4.5% target, and the central bank held its key rate in the second quarter of 2018 (6.5%), after a cut in March 2018.

Mexico.  GDP accelerated in the first half of 2018, spurred by private consumption and investment. Inflation eased to 4.6% in June 2018. The central bank raised its key rate in June 2018 to 7.75% (an increase of 50 basis points year-to-date) in order to prevent the peso’s depreciation delaying convergence of inflation expectations.

Chile. The economy was very dynamic in the first half of 2018, spurred by private consumption, investments and exports. Inflation remained low (2.5% in June 2018) and the central bank held its key rate at 2.5% (unchanged since May 2017).

Argentina. GDP stalled in the first half of 2018 (a -0.6% year-on-year change), being affected by a heavy drought and currency instability, which has also caused inflation to rebound (34.4% year-on-year in August 2018). In order to confront the volatility, Argentina requested aid from the IMF and obtained a three-year loan of USD 50 billion.

United States.  GDP accelerated in the first half of 2018. The labor market remained solid with an unemployment rate of 4.0% in June 2018. Inflation continued to gain traction and the Fed is normalizing its monetary policy. The Fed funds rate rose 25 basis points in June 2018 from 1.5-1.75% to 1.75-2.0%.

Results of operations for Grupo Santander

Summary

Profit attributable to the Parent bank for the first half of 2018 was €3,752 million, a 4% or €136 million increase from €3,616 million for the same period in 2017. Our results were positively affected by the aquisition of Banco Popular and the greater stake in Santander Asset Management (SAM) and negatively by exchange rates and continued low interest rates in mature markets. Excluding the impact of exchange rates, profit attributable to the Parent bank increased 16% in the first half of 2018 as compared to the same period in 2017.

Profit in the first half of 2018 was affected by -€300 million net of tax impacts, resulting mainly from integration costs primarily related to Banco Popular. Excluding these non-recurring items, underlying profit was €4,052 million, a 12% or €436 million increase (25% excluding the impact of the exchange rates).

Interest income / (charges)

Interest income / (charges) was €16,931 million for the first half of 2018, a €77 million decrease from €17,008 million for the same period in 2017.

Excluding the impact of exchange rates, interest income / (charges) increased 10%. This increase is mainly explained by higher lending and deposit volumes, mainly in developing countries, and to management of spreads. All units increased their interest income / (charges) except for the United Kingdom, as a result of pressure on spreads on new mortgages and standard variable rate (SVR) balances, and the US, as a result of a decrease in personal loans, tighter spreads and the higher cost of funding.

Average total earning assets were €1,238,545 million for the first half of 2018, a €75,535 million increase from €1,163,010 million for the same period in 2017. In Spain, balances increased by €90,664 million due to increases in Loans and credits (€57,328 million), Cash and due from central banks and credit entities (€22,959 million) and Debt securities (€10,377 million), all affected by the incorporation of Banco Popular. Average balances outside of Spain decreased by €15,129 million mainly due to the decrease in Debt Securities (-€8,406 million), Cash and due from central banks and credit entities (-€3,556 million) and Loans and Credits (-€3,167 million), all affected by the exchange rates variations.

Gross lending amounted to €886,408 million at June 30, 2018, a 1% or €8,502 million decrease as compared to €894,910 million at June 30, 2017.

Gross lending, excluding the impact of exchange rates and repos1 in order to analyze the evolution of recurring operations increased 2%. The main highlights were the following:

-      This evolution was impacted by the decrease in Spain, largely due to the corporate transaction with the Blackstone fund in the third quarter of 2017, reducing gross real estate loans from Banco Popular. See more information in Note 2. ii. Sale agreement of Banco Popular’s real estate business to our consolidated financial statements.

-      There were increases in the rest of the countries where we operate. Of note were our units in developing markets that grew 11% (Argentina (+59%), Brazil (+13%), Mexico (+10%), Poland (+9%) and Chile (+8%)) reflecting the Group’s growth strategy in these markets.

The average balance of interest-bearing liabilities for the first half of 2018 was €1,185,270 million, an €81,489 million increase from €1,103,781 million for the same period in 2017. In Spain, balances increased by €93,775 million as a result of increases in Customer deposits (€61,832 million), Due to credit entities and central banks (€27,074 million) and Marketable debt securities (€5,414 million), all affected by

1The Group uses gross lending excluding reverse repos (reverse repos amounted to €23,523 million as of June 30, 2018) and customer deposits excluding repos (repos amounted to € 43,187 million as of June 30, 2018). For the purposes of analyzing the traditional commercial banking loans and deposits, reverse repos and repos are deducted as they are mainly highly volatile treasury products.

the incorporation of Banco Popular. Balances outside of Spain decreased by €12,286 million mainly due to the decreases in Marketable debt securities (-€9,771 million), Due to credit entities and central banks (-€1,460 million) and customer deposits (-€1,040 million), all affected by exchange rate variations.

Customer deposits amounted to €774,425 million as of June 30, 2018, a 1% or €10,089 million increase compared to €764,336 million as of June 30, 2017.

Excluding the exchange rate impact, repos2 and including mutual funds, customer fund growth was 6%. The main factors contributing to the increase were:

•

Growth in eight of the ten core units. The largest increases were in Argentina (+51%), Brazil (+23%), Poland (+11%) and Mexico (+9%).The only decreases were in the US (-0.3%), due to the outflow of wholesale and public sector deposits, and the UK (-1%), because of reduced time deposits and savings, though current accounts deposits grew 6%.

•

The strategy continued to focus on enhancing loyalty and this helped produce increases of 7% in demand deposits and 9% in mutual funds, in both cases with growth across the majority of countries. Time deposits increased 2%, due to Latin American countries, particularly Brazil which increased 44% as part of the strategy of replacing letras financeiras with customer deposits in order to optimize the cost of funds. This offset the decreases in Spain and in the UK.

Dividend income

Dividend income was €264 million for the first half of 2018, a 5% or €15 million decrease from €279 million for the same period in 2017.

Income from companies accounted for by the equity method

Income from companies accounted for by the equity method was €354 million for the first half of 2018, a 21% or €61 million increase as compared to €293 million for the first half of 2017.

Net fees and commissions

Net fees and commissions were €5,889 million for the first half of 2018, a 2% or €129 million increase from €5,760 million for the same period in 2017.

Net fees and commissions for the first half of 2018 and 2017 were as follows:

	Six Months Ended June 30,
			Amount	%
	2018	2017	Change	Change
	(in millions of euros, except percentages)
Commissions for services	3,603	3,620	(17)	(0.5)%
Credit and debit cards	1,063	1,046	17	2%
Account management	714	744	(30)	(4)%
Bill discounting	165	176	(11)	(6)%
Guarantees and other contingent liabilities	220	234	(14)	(6)%
Other operations	1,441	1,420	21	1%
Mutual and pension funds	209	387	(178)	(46)%
Securities services	446	436	10	2%
Asset management business	516	130	386	298%
Insurance	1,115	1,188	(73)	(6)%
Total net fees and commissions	5,889	5,760	129	2%

The €129 million increase in net fees and commissions reflects: a €386 million increase in fees and commissions related to asset management businesses mainly due to the full consolidation of Santander Asset Management (previously accounted for using the equity

2The Group uses gross lending excluding reverse repos (reverse repos amounted to €23,523 million as of June 30, 2018) and customer deposits excluding repos (repos amounted to € 43,187 million as of June 30, 2018). For the purposes of analyzing the traditional commercial banking loans and deposits, reverse repos and repos are deducted as they are mainly highly volatile treasury products.

method) partially offset by (i) a €178 million decrease in fees and commissions from mutual and pension funds (resulting mainly from mutual and pension funds from the Parent Bank marketed by SAM whose fees and commissions are now included under Asset management business); (ii) a €73 million decrease in fees and commissions from insurance; and (iii) a €17 million decrease in fees and commissions from services, mainly from account management.

Excluding the impact of exchange rates, net fees and commissions increased 13% mainly due to Spain and Brazil; net fees and commissions in these countries increased by 31% and 17%, respectively. The main drivers of growth in fee income by secondary segments are Commercial Banking (+10%), Corporate & Investment Banking (+4%) and Wealth Management (+67%).

This increase reflects greater activity and customer loyalty, as well as the strategy of growth in services and higher value-added products and in areas of low capital consumption.

Average balances of mutual funds under management increased 3% from €133.3 billion at June 30, 2017 to €136.8 billion at June 30, 2018 with significant increases in Spain partially offset by decreases in Brazil.

Average balances of pension funds increased 2% from €11,314 million in the first half of 2017 to €11,559 million for the same period of 2018. In Spain, pension funds increased 0.7% from €10,378 million in June 2017 to €10,449 million in June 2018 and in Portugal increased 19% from €936 million in the first half of 2017 to €1,110 million in the same period of 2018. Our only remaining pension business abroad is in Portugal.

Gains / (losses) on financial assets and liabilities and exchange differences (net)

Net gains on financial assets and liabilities and exchange differences (net) were €854 million for the first half of 2018, a €6 million decrease as compared to €860 million for the same period in 2017.

Gains (losses) on financial assets and liabilities includes gains and losses arising from the following: marking to market our trading portfolio and derivative instruments, including spot market foreign exchange transactions, sales of investment securities and liquidation of our corresponding hedge or other derivative positions. Exchange differences shows primarily the gains or losses on currency dealings, the differences that arise on translations of monetary items in foreign currencies to the functional currency, and those disclosed on non-monetary assets in foreign currency at the time of their disposal. The analysis of these line items is shown combined as they are closely related.

Other operating income / (expenses)

Net other operating income / (expenses) generated losses of €130 million in the first half of 2018, a €10 million increase as compared to losses of €120 million in the same period in 2017, mainly due to a higher contribution to the Single Resolution Fund partially offset by higher income from leasing transactions in the United States.

Administrative expenses and depreciation and amortization

Administrative expenses and depreciation and amortization were €11,482 million for the first half of 2018, a 3% or €291 million increase from €11,191 million for the same period in 2017.

Administrative expenses for the first half of 2018 and 2017 were as follows:

	Six Months Ended June 30,
			Amount	%
	2018	2017	Change	Change
	(in millions of euros, except percentages)
Personnel expenses	5,960	5,855	105	2%
Other administrative expenses	4,305	4,042	263	7%
Building, premises and equipment	927	889	38	4%
Information Technology	763	621	142	23%
Advertising	310	351	(41)	(12)%
Communications	262	253	9	4%
Taxes (other than income tax)	287	251	36	14%
Other expenses	1,756	1,677	79	5%
Total administrative expenses	10,265	9,897	368	4%

Total administrative expenses increased by 4%. This variation was due to higher inflation in some countries and investments in transformation and digitalization. The main increases were in Mexico (due to investments in infrastructure), the UK (due to investments in regulatory, strategic and digital transformation projects) and Brazil (in line with business growth). Excluding the impact of exchange rates, total administrative expenses increased by 13%.

Depreciation and amortization was €1,217 million for the first half of 2018, a €77 million decrease from €1,294 million for the same period in 2017.

Provisions or reversal of provisions, net

Net provisions were €1,262 million for the first half of 2018, an 8% or €115 million decrease from €1,377 million for the first half of 2017 due to lower provisions for legal and labor claims (trabalhistas) in Brazil and lower charges in the UK stemming from potential customer complaints partially offset by the provisions for restructuring costs.

For further details, see Note 10 to our consolidated financial statements for the six months ended June 30, 2018.

Impairment losses (net)

Impairment losses (net) were €4,448 million for the first half of 2018, a €362 million or 8% decrease from €4,810 million for the first half of 2017.

Impairment losses include the following:

	Six Months Ended June 30,
			Amount
	2018	2017	Change	% Change
	(in millions of euros, except percentages)
Impairment or reversal of impairment of financial assets not measured at fair value through profit or loss, net	4,352	4,713	(361)	(8)%
Financial assets at fair value through other comprehensive income	1
Financial assets at amortized cost	4,351
Financial assets measured at cost		7
Financial assets available-for-sale		-
Loans and receivables		4,706
Held-to-maturity investments		-
Impairment of investments in subsidiaries, joint ventures and associates, net	-	-
Impairment on non-financial assets, net	96	97	(1)	(1)%
Tangible assets	33	28	5	18%
Intangible assets	64	40	24	60%
Others	(1)	29	(30)	(103)%
Total impairment losses (net)	4,448	4,810	(362)	(8)%

Note: See further detail regarding the impacts of IFRS 9 as at January 1, 2018 in our Note 1.b to our consolidated financial statements for the six months ended June 30, 2018.

The €362 million decrease in net impairment losses for the six-month ended in June 30, 2018 compared to the six months ended in June 30, 2017 were mainly due to decreases in impairment losses of financial assets at amortized cost.

Excluding the impact of exchange rates, impairment losses increased by 4% (decreasing in the US and Mexico and increasing in SCF, UK and Brazil; there were also increases in Spain and Argentina due to the new acquisitions (Banco Popular and Citibank’s retail network).

Our total allowances for credit losses (excluding country risk) decreased by €9,166 million to €25,148 million at June 30, 2018, from €34,314 million as of June 30, 2017.

Non-performing balances (excluding country-risk) decreased by €14,060 to €36,654 million in June 30, 2018, compared to €50,714 million as of June 30, 2017 due to the sale of the Banco Popular real estate business to Blackstone together with an improvement in the quality of portfolios. The Group’s NPL ratio was 3.92% as of June 30, 2018 as compared to 5.37% as of June 30, 2017.

The coverage ratio was 68.6% in June 2018 compared to 67.7% in June 2017. Note that the coverage ratio, particularly in Spain and the UK, is affected by the weight of mortgage balances, which require fewer provisions as they have collateral.

Gains/ (losses) on non-financial assets and investments (net)

Net gains on non-financial assets and investments were €23 million for the first half of 2018, a €3 million decrease from €26 million for the first half of 2017. No significant transaction was accounted for during the first half of 2018 and 2017.

Gains/ (losses) on non-current assets held for sale not classified as discontinued operations

Net losses on disposal of non-current assets held for sale not classified as discontinued operations were €94 million for the first half of 2018, a €49 million decrease as compared to €143 million for the first half of 2017.

Income tax

The provision for corporate income tax was €2,378 million for the first half of 2018, a €124 million or 6% increase from €2,254 million for the same period in 2017. The effective tax rate was 34% for the first half of 2018, unchanged from the first half of 2017.

Profit attributable to non-controlling interests

Profit attributable to minority interests was €769 million for the first half of 2018, a €54 million increase from €715 million for the same period in 2017.

Results of Operations by Business Areas

Grupo Santander maintains the same general criteria applied in its 2017 Form 20-F, as well as the business segments, with the following exceptions:

•	The Wealth Management unit is reported independently as a global business. This unit was previously included in Commercial Banking. This change has no impact on the geographic segments.
•	An Annual adjustment of the Global Customer Relationship Model’s perimeter, between Commercial Banking and Corporate and Investment Banking, with no impact on the geographic businesses.

These changes have no impact on the Group’s figures. However, for comparative purposes, the figures of previous periods have been restated including changes that affected global businesses.

The financial statements of each business unit have been drawn up by aggregating the Group’s basic operating units. The information relates to both the accounting data of the units integrated in each segment, as well as that provided by the management information systems. In all cases, the same general principles as those used in the Group are applied.

The operating business areas are structured into two levels:

Geographic businesses. The operating units are segmented by geographical areas. This coincides with the Group’s first level of management and reflects Santander’s positioning in the world’s three main currency areas (euro, sterling and dollar). The segments reported on are:

•

Continental Europe. This covers all businesses in the area. This segment includes the following units: Spain, Portugal, Poland, Santander Consumer Finance (which incorporates all the region’s business, including the three countries mentioned herewith) and Real Estate Operations in Spain.

•	United Kingdom. This includes the businesses developed by the Group’s various units and branches in the country.
•	Latin America. This includes all the Group’s financial activities conducted via its banks and subsidiaries in the region. The main units are Brazil, Mexico, Chile and Argentina.
•

United States. This includes our holding company Santander Holdings USA (SHUSA) and its subsidiaries Santander Bank, Banco Santander Puerto Rico, Santander Consumer USA, Banco Santander International, Santander Investment Securities and the New York branch.

Global businesses. The activity of the operating units is distributed by the type of business: Commercial Banking, Corporate and Investment Banking, Wealth Management and Real Estate Operations in Spain.

•

Commercial Banking. This covers all customer banking businesses, including consumer finance, except those of corporate banking, which are managed through CIB (as defined below), and asset management and private banking, which are managed by Wealth Management. The results of the hedging positions in each country are also included, conducted within the sphere of their respective Assets and Liabilities Committees.

•

Corporate and Investment Banking (CIB). (previously Santander Global Corporate Banking) This business reflects the revenues from global corporate banking, investment banking and markets worldwide including treasuries managed globally (always after the appropriate distribution with Commercial Banking customers), as well as equities business.

•	Wealth Management. This includes the asset management business (Santander Asset Management), the new corporate unit of Private Banking and International Private Banking in Miami and Switzerland.
•	Real Estate Operations in Spain. This business includes loans to customers in Spain whose activity is mainly real estate development, equity stakes in real estate companies and foreclosed assets.

In addition to these operating units, which report by geographic area and by businesses, the Group continues to maintain the Corporate Centre. This incorporates the centralized activities relating to equity stakes in financial companies, financial management of the structural exchange rate position, assumed within the sphere of the Group’s Assets and Liabilities Committee, as well as management of liquidity and of shareholders’ equity via issuances.

As the Group’s holding entity, the Corporate Centre manages all capital and reserves and allocations of capital and liquidity for the rest of the businesses. It also incorporates amortization of goodwill. The costs related to the Group’s central services (charged to the areas) are not included, except for corporate and institutional expenses related to the Group’s functioning.

For purposes of our financial statements and this report on Form 6-K, we have calculated the results of operations of the various units of the Group using these criteria. As a result, the data set forth herein may not coincide with the data published independently by each unit individually.

Our results of operations by business areas can be summarized as follows:

First level (geographic):

Continental Europe

	Six Months Ended June 30		Variations
	2018	2017	Amount	(%)
	(in millions of euros, except percentages)
INTEREST INCOME / (CHARGES)	4,959	4,234	725	17%
Dividend income	186	187	(1)	(1%)
Income from companies accounted for by the equity method	221	139	82	59%
Net fees and commissions	2,249	1,941	308	16%
Gains/losses on financial assets and liabilities (net) *	361	293	68	23%
Other operating income/(expenses) (net)	(158)	(106)	(52)	49%
TOTAL INCOME	7,818	6,688	1,130	17%
Administrative expenses and depreciation	(4,187)	(3,464)	(723)	21%
Provisions (net)	(871)	(317)	(554)	175%
Impairment on financial assets (net)	(757)	(524)	(233)	44%
Impairment on other assets (net)	(10)	(65)	55	(85%)
Gains/(losses) on other assets (net)	(84)	(55)	(29)	53%
OPERATING PROFIT/(LOSS) BEFORE TAX	1,909	2,263	(354)	(16%)
Income tax	(264)	(604)	340	(56%)
PROFIT FROM CONTINUING OPERATIONS	1,645	1,659	(14)	(1%)
Profit/(loss) from discontinued operations (net)	-	-	-	n.a.
CONSOLIDATED PROFIT FOR THE YEAR	1,645	1,659	(14)	(1%)
Profit attributable to non-controlling interest	198	180	18	10%
Profit attributable to the Parent	1,447	1,479	(32)	(2%)

*     Includes exchange differences (net)

In the first half of 2018, Continental Europe contributed 31% of the profit attributed to the Parent’s operating areas.

Total income increased by €1,130 million or 17%. Interest income / (charges) improved €725 million or 17% mainly due to the increase in Spain (+€505 million driven by the improvement of customer spreads based on the continuous reduction in the cost of funds), Portugal (+€87 million due to higher volumes of credits and deposits), both affected by the acquisition of Banco Popular, and Santander Consumer Finance (+€77 million driven by lower cost of funding). Net fees and commissions increased by €308 million or 16%, mainly due to a €319 million or 31% improvement in Spain where higher customer loyalty was the key for increasing the volume of transactions. Gains/losses on financial assets and liabilities (net) increased €68 million or 23% basically due to Spain driven by the ALCO sales. Other operating income/ (expenses) (net) decreased by €52 million or 49% mainly due to the negative impact of the higher contribution to the Single Resolution Fund.

Administrative expenses and depreciation increased by €723 million or 21% mainly due to Spain and Portugal, both affected by the integration of Banco Popular.

Provisions and impairment, which include provisions (net), impairment on financial assets (net), and impairment on other assets (net), increased by €732 million or 81%. The main driver was the increase in provisions (net) by €554 million mainly due to the impact of restructuring costs in Spain and Portugal, and the increase in impairment on financial assets (net) by €233 million primarily in Spain due to the acquisition of Banco Popular in June 2017.

Profit attributable to the Parent was €1,447 million, a 2% or €32 million decrease from the €1,479 million in the first half of 2017, partially due to integration costs primarily related to Banco Popular (€260 million net of tax impacts) and partially offset by an increase in total income.

Profit attributable to the Parent of the main units of Continental Europe was as follows:

	Six Months Ended June 30		Variations
	2018	2017	Amount	(%)
	(in millions of euros, except percentages)
Profit attributable to the Parent	1,447	1,479	(32)	(2%)
Spain	500 (**)	614 (*)	(114)	(19%)
Santander Consumer Finance	669	633	35	6%
Poland	156	142	13	9%
Portugal	250	233	17	7%
Real Estate Operations in Spain	(125)	(145)	20	(14%)
Other	(3)	2	(1)	n.a.

 (*) Profit attributable to the Parent of Grupo Popular was included in June 2017 in Spain although it also impacted, to a lesser extent, other units.

(**) Reflects the impact of integration costs of Banco Popular.

United Kingdom

	Six Months Ended June 30		Variations
	2018	2017	Amount	(%)
	(in millions of euros, except percentages)
INTEREST INCOME / (CHARGES)	2,070	2,244	(174)	(8%)
Dividend income	1	1	-	n.a.
Income from companies accounted for by the equity method	9	15	(6)	(40%)
Net fees and commissions	507	514	(7)	(1%)
Gains/losses on financial assets and liabilities (net) *	121	189	(68)	(36%)
Other operating income/(expenses) (net)	14	13	1	8%
TOTAL INCOME	2,722	2,976	(254)	(9%)
Administrative expenses and depreciation	(1,527)	(1,446)	(81)	6%
Provisions (net)	(93)	(270)	177	(66%)
Impairment on financial assets (net)	(103)	(57)	(46)	81%
Impairment on other assets (net)	(15)	(7)	(8)	114%
Gains/(losses) on other assets (net)	(1)	1	(2)	n.a.
OPERATING PROFIT/(LOSS) BEFORE TAX	983	1,197	(214)	(18%)
Income tax	(278)	(360)	82	(23%)
PROFIT FROM CONTINUING OPERATIONS	705	837	(132)	(16%)
Profit/(loss) from discontinued operations (net)	-	-	-	n.a.
CONSOLIDATED PROFIT FOR THE YEAR	705	837	(132)	(16%)
Profit attributable to non-controlling interest	13	13	-	0%
Profit attributable to the Parent	692	824	(132)	(16%)

*     Includes exchange differences (net)

In the first half of 2018, The UK contributed 15% of the profit attributed to the Parent’s total operating areas.

Total income decreased €254 million or 9% (a €188 million or 6% decrease excluding the exchange rate impact), mainly due to a decrease in Interest income / (charges) of €174 million or 8% driven by lower mortgage spreads and a decrease on gains/losses on financial assets and liabilities of €68 million due to gains on sales in the first half of 2017 not repeated in the first half of 2018.

Administrative expenses and depreciation increased €81million or 6% (an 8% increase excluding the exchange rate impact) due to higher regulatory, risk and compliance costs and ongoing investment in strategic and digital transformation projects.

Provisions (net) declined €177 million or 66% due to the higher provisions in the first half of 2017 for customer remediation and regulatory framework not repeated in the first half of 2018.

Impairment on financial assets (net) increased by €46 million. This was primarily due to a charge for a single CIB customer, which moved to non-performing in the second half of 2017 and was materially provided for in the first quarter of 2018, as well as a charge for a 2018 drawdown by Carillion plc. Overall credit quality was otherwise maintained across all customer loan books.

Profit attributable to the Parent decreased €132 million or 16% (a €114 million or 14% decrease, excluding the exchange rate impact) driven by lower mortgage spreads and lower gains on financial transactions, partially offset by lower provisions (net).

Latin America

	Six Months Ended June 30		Variations
	2018	2017	Amount	(%)
	(in millions of euros, except percentages)
INTEREST INCOME / (CHARGES)	7,858	7,959	(101)	(1%)
Dividend income	15	38	(23)	(61%)
Income from companies accounted for by the equity method	127	170	(43)	(25%)
Net fees and commissions	2,716	2,796	(80)	(3%)
Gains/losses on financial assets and liabilities (net) *	328	557	(229)	(41%)
Other operating income/(expenses) (net)	(194)	(184)	(10)	5%
TOTAL INCOME	10,850	11,336	(486)	(4%)
Administrative expenses and depreciation	(4,052)	(4,360)	308	(7%)
Provisions (net)	(108)	(656)	548	(84%)
Impairment on financial assets (net)	(2,394)	(2,602)	208	(8%)
Impairment on other assets (net)	(69)	(19)	(50)	n.a.
Gains/(losses) on other assets (net)	22	(68)	90	(132%)
OPERATING PROFIT/(LOSS) BEFORE TAX	4,249	3,631	618	17%
Income tax	(1,616)	(1,137)	(479)	42%
PROFIT FROM CONTINUING OPERATIONS	2,633	2,494	139	6%
Profit/(loss) from discontinued operations (net)	-	-	-	n.a.
CONSOLIDATED PROFIT FOR THE YEAR	2,633	2,494	139	6%
Profit attributable to non-controlling interest	419	394	25	6%
Profit attributable to the Parent	2,214	2,100	114	5%

*     Includes exchange differences (net)

In the first half of 2018, Latin America contributed 47% of the profit attributed to the Parent’s total operating areas.

Total income decreased by €486 million or 4%; however, excluding the exchange rate impact, it improved by 13%. Interest income / (charges) decreased €101 million or 1%; however, without the exchange rate impact it increased by 16% driven by Brazil (+17% due to higher volume and spreads of loans which more than offset the decrease from liability margins), Mexico (+11% driven by higher interest rates and increased volumes), Chile (+5% due to growth in volumes of loans and deposits and a lower cost of funds) and Argentina (+40% driven by management of spreads in a scenario of more volatile interest rates). Net fees and commissions decreased by €80 million or 3%; however, excluding the exchange rate impact, it improved by 17% driven by Brazil (+17% due to greater customer loyalty and higher volume of transactions, that improve the fee income in current accounts, mutual funds and insurance), Mexico (+11% driven by insurance, collections and cards), Chile (+14% spurred by income from transaction banking, greater use of credit cards and mutual funds) and Argentina (+26% spurred by greater foreign currency activity and by fees for cash deposits, partly offset by lower income from cards (regulatory issues)).

Administrative expenses and depreciation decreased €308 million or 7%; however, excluding the impact of the exchange rates, it increased 10% mainly due to plans relating to the expansion, commercial transformation and increased digitalization of our retail networks in Brazil, Mexico and Argentina.

Provisions and impairment, which includes provisions (net), impairment on financial assets (net), and impairment on other assets (net), decreased by €706 million or 22% in the first half of 2018. However, excluding the impact of the exchange rates, impairment on financial assets (net) increased by 7% primarily due to the higher volume of loan portfolio. Provisions net decreased by €548 million mainly due the higher provisions in the first half of 2017 in Brazil (legal contingencies and employment related claims) not repeated in the first half of 2018.

Profit attributable to the Parent was €2,214 million for the first half of 2018, a 5% or €114 million increase from €2,100 million for the first half of 2017. Excluding the impact of exchange rates, profits increased 26% due to higher total income and lower Provisions (net), partially offset by higher administrative expenses and depreciation.

Profit attributable to the Parent of the main units of Latin America was as follows:

	Six Months Ended June 30		Variations
	2018	2017	Amount	(%)
	(in millions of euros, except percentages)
Profit attributable to the Parent	2,214	2,100	114	5%
Brazil	1,324	1,244	80	6%
Mexico	359	350	9	2%
Chile	308	297	12	4%
Argentina	137	193	(56)	(29%)
Other	86	16	70	n.a.

United States

	Six Months Ended June 30		Variations
	2018	2017	Amount	(%)
	(in millions of euros, except percentages)
INTEREST INCOME / (CHARGES)	2,501	2,977	(476)	(16%)
Dividend income	9	11	(2)	(18%)
Income from companies accounted for by the equity method	-	1	(1)	(100%)
Net fees and commissions	434	523	(89)	(17%)
Gains/losses on financial assets and liabilities (net) *	39	20	19	95%
Other operating income/(expenses) (net)	265	227	38	17%
TOTAL INCOME	3,248	3,759	(511)	(14%)
Administrative expenses and depreciation	(1,473)	(1,682)	209	(12%)
Provisions (net)	(71)	(57)	(14)	25%
Impairment on financial assets (net)	(1,024)	(1,507)	483	(32%)
Impairment on other assets (net)	(1)	(6)	5	(83%)
Gains/(losses) on other assets (net)	(1)	6	(7)	(117%)
OPERATING PROFIT/(LOSS) BEFORE TAX	678	513	165	32%
Income tax	(206)	(140)	(66)	47%
PROFIT FROM CONTINUING OPERATIONS	472	373	99	27%
Profit/(loss) from discontinued operations (net)	-	-	-	n.a.
CONSOLIDATED PROFIT FOR THE YEAR	472	373	99	27%
Profit attributable to non-controlling interest	137	129	8	6%
Profit attributable to the Parent	335	244	91	37%

*     Includes exchange differences (net)

In the first half of 2018, the United States contributed 7% of the profit attributed to Parent’s total operating areas.

Total income decreased by €511 million or 14%. Excluding the exchange rate impact it decreased by 3%. Interest income / (charges) decreased €476 million or 16% (a 6% decrease, excluding the exchange rate impact) due to lower spreads on loans at Santander Consumer USA Inc. and higher cost of funding at SBNA due to rising interest rates. Net fees and commissions decreased €89 million or 17% ( a 7% decrease, excluding the exchange rate impact) primarily driven by lower servicing fees at Santander Consumer USA Inc. and the lower consumer loan volumes in SBNA. These reductions were partially offset by higher revenues from leasing.

Administrative expenses and depreciation decreased €209 million or 12% (a 2% decrease, excluding the exchange rate impact) due to lower depreciation expense.

Impairment on financial assets (net) decreased €483 million or 32% (a 24% decrease, excluding the exchange rate impact) driven by higher recoveries at Santander Consumer USA Inc. and releases at SBNA.

Profit attributable to the Parent increased €91 million or 37% (a €117 million or 54% increase, excluding the exchange rate impact) mainly due to lower impairment on financial assets (net) and administrative expenses and depreciation partially offset by lower Total Income.

Corporate Center

	Six Months Ended June 30		Variations
	2018	2017	Amount	(%)
	(in millions of euros, except percentages)
INTEREST INCOME / (CHARGES)	(457)	(407)	(50)	12%
Dividend income	54	42	12	29%
Income from companies accounted for by the equity method	(2)	(32)	30	(94%)
Net fees and commissions	(17)	(14)	(3)	21%
Gains/losses on financial assets and liabilities (net) *	5	(200)	205	(103%)
Other operating income/(expenses) (net)	(59)	(70)	11	(16%)
TOTAL INCOME	(476)	(681)	205	(30%)
Administrative expenses and depreciation	(244)	(238)	(6)	3%
Provisions (net)	(119)	(76)	(43)	57%
Impairment on financial assets (net)	(73)	(22)	(51)	n.a.
Impairment on other assets (net)	-	(1)	1	(100%)
Gains/(losses) on other assets (net)	(7)	-	(7)	n.a.
OPERATING PROFIT/(LOSS) BEFORE TAX	(919)	(1,018)	99	(10%)
Income tax	(16)	(14)	(2)	14%
PROFIT FROM CONTINUING OPERATIONS	(935)	(1,032)	97	(9%)
Profit/(loss) from discontinued operations (net)	-	-	-	n.a.
CONSOLIDATED PROFIT FOR THE YEAR	(935)	(1,032)	97	(9%)
Profit attributable to non-controlling interest	1	(1)	2	n.a.
Profit attributable to the Parent	(936)	(1,031)	95	(9%)

*     Includes exchange differences (net)

Total income increased by €205 million mainly due to an increase in gains/losses on financial assets and liabilities reflecting positive results from exchange rates hedging partially offset by a decrease of interest income / (charges), which were negatively affected by the larger volume of issuances made under the funding plan in the second half of 2017 and the beginning of 2018, largely focused on eligible TLAC instruments, and by higher liquidity.

Administrative expenses and depreciation decreased by €6 million or 3%, resulting from the streamlining and simplification measures undertaken, partially offset by larger investments in global projects aimed at the Group’s digital transformation.

Provisions (net) increased by €43 million mainly due to the impact from the restructuring costs recorded in the first half of 2018.

Losses attributable to the Parent was €936 million for the first half of 2018, a €95 million decrease from losses of €1,031 million in the first half of 2017, mainly due to the positive impact of the exchange rates hedging, partially offset by the impact of restructuring costs recorded in the first half of 2018 (€40 million net of tax impacts) and the decrease of interest income / (charges).

Second level (business):

Commercial Banking

	Six Months Ended June 30		Variations
	2018	2017	Amount	(%)
	(in millions of euros, except percentages)
INTEREST INCOME / (CHARGES)	16,104	15,970	134	1%
Dividend income	45	53	(8)	(15%)
Income from companies accounted for by the equity method	357	276	81	29%
Net fees and commissions	4,543	4,583	(40)	(1%)
Gains/losses on financial assets and liabilities (net) *	263	369	(106)	(29%)
Other operating income/(expenses) (net)	2	(1)	3	n.a.
TOTAL INCOME	21,314	21,250	64	0%
Administrative expenses and depreciation	(9,744)	(9,589)	(155)	2%
Provisions (net)	(1,095)	(1,286)	191	(15%)
Impairment on financial assets (net)	(4,121)	(4,275)	154	(4%)
Impairment on other assets (net)	(74)	(57)	(17)	30%
Gains/(losses) on other assets (net)	(40)	(82)	42	(51%)
OPERATING PROFIT/(LOSS) BEFORE TAX	6,240	5,961	279	5%
Income tax	(1,896)	(1,812)	(84)	5%
PROFIT FROM CONTINUING OPERATIONS	4,344	4,149	195	5%
Profit/(loss) from discontinued operations (net)	-	-	-	n.a.
CONSOLIDATED PROFIT FOR THE YEAR	4,344	4,149	195	5%
Profit attributable to non-controlling interest	669	612	57	9%
Profit attributable to the Parent	3,675	3,537	138	4%

*     Includes exchange differences (net)

Commercial Banking generated 78% of the profit attributed to Parent’s total operating areas in the first half of 2018.

Total income increased by €64 million (a €1,985 million or 10% increase, excluding the exchange rate impact), benefited by the acquisition of Banco Popular. Interest income / (charges) increased by €134 million, a €1,560 million increase excluding the exchange rate impact, mainly due to higher volumes in Latin America. Net fees and commissions decreased by €40 million; however, excluding the exchange rate impact, they increased €414 million or 10% basically due to greater customer loyalty and higher volume of activity.

Administrative expenses and depreciation increased by €155 million or 2%, a €975 million or 11% increase, excluding the exchange rate impact, mainly due to the integration of Banco Popular, transformation projects and inflation rates of Latin American countries.

Provisions net decreased by €191 million, mainly due to those registered in the first half of 2017 that were not repeated in the first half of 2018 (legal and labor claims (trabalhistas) in Brazil and charges in the United Kingdom stemming from potential customer complaints and derivatives), partially offset by provisions for restructuring costs.

Impairment on financial assets decreased by €154 million or 4%; however, excluding the exchange rate impact it increased by 9%, mainly due to higher volumes of the loan portfolios.

Profit attributable to the Parent increased by €138 million or 4% (a 12% increase, excluding the exchange rate impact) affected by the restructuring costs incurred in Spain and Portugal and reflecting the impact from the acquisition of Banco Popular and the strength of our commercial revenues.

Corporate and Investment Banking

	Six Months Ended June 30		Variations
	2018	2017	Amount	(%)
	(in millions of euros, except percentages)
INTEREST INCOME / (CHARGES)	1,092	1,259	(167)	(13%)
Dividend income	165	183	(18)	(10%)
Income from companies accounted for by the equity method	1	-	1	n.a.
Net fees and commissions	803	836	(33)	(4%)
Gains/losses on financial assets and liabilities (net) *	561	671	(110)	(16%)
Other operating income/(expenses) (net)	(73)	(40)	(33)	83%
TOTAL INCOME	2,549	2,909	(360)	(12%)
Administrative expenses and depreciation	(1,029)	(994)	(35)	4%
Provisions (net)	(22)	(7)	(15)	n.a.
Impairment on financial assets (net)	(120)	(370)	250	(68%)
Impairment on other assets (net)	(21)	(15)	(6)	40%
Gains/(losses) on other assets (net)	3	3	-	0%
OPERATING PROFIT/(LOSS) BEFORE TAX	1,360	1,526	(166)	(11%)
Income tax	(404)	(410)	6	(1%)
PROFIT FROM CONTINUING OPERATIONS	956	1,116	(160)	(14%)
Profit/(loss) from discontinued operations (net)	-	-	-	n.a.
CONSOLIDATED PROFIT FOR THE YEAR	956	1,116	(160)	(14%)
Profit attributable to non-controlling interest	83	103	(20)	(19%)
Profit attributable to the Parent	873	1,013	(140)	(14%)

*     Includes exchange differences (net)

The Corporate and Investment Banking segment generated 19% of the operating areas’ total profit attributable to the Parent in the first half of 2018.

Total income decreased by €360 million or 12%; however, excluding the exchange rate impact it decreased €89 million or 3%. Interest income / (charges) declined by €167 million or 13% (a 4% decline, excluding the exchange rate impact) due to lower spreads and reduced volumes because of a selective growth strategy and lower demand for banking loans. Gains/losses on financial assets and liabilities (net) declined €110 million or 16% (a 4% decline, excluding the exchange rate impact) affected by lower trading income in the UK.

Administrative expenses and depreciation increased €35 million or 4% (a 12% increase, excluding the exchange rate impact), mainly due to higher costs of transformation projects.

Impairment on financial assets (net) decreased €250 million or 68% (a 64% decrease, excluding the exchange rate impact), mainly in Spain, Brazil, Mexico and the United States.

Profit attributable to the Parent decreased by €140 million or 14% to €873 million in the first half of 2018, as a result of lower total income, partially offset by lower Impairment on financial assets (net).

Wealth Management

	Six Months Ended June 30		Variations
	2018	2017	Amount	(%)
	(in millions of euros, except percentages)
INTEREST INCOME / (CHARGES)	207	204	3	1%
Dividend income	-	-	-	n.a.
Income from companies accounted for by the equity method	-	49	(49)	(100%)
Net fees and commissions	560	355	205	58%
Gains/losses on financial assets and liabilities (net) *	25	19	6	32%
Other operating income/(expenses) (net)	(16)	(17)	1	(6%)
TOTAL INCOME	776	610	166	27%
Administrative expenses	(370)	(270)	(100)	37%
Provisions (net)	(5)	(4)	(1)	25%
Impairment losses on financial assets (net)	(4)	4	(8)	n.a.
Impairment on other assets (net)	-	-	-	n.a.
Gains/(losses) on other assets (net)	-	-	-	n.a.
OPERATING PROFIT/(LOSS) BEFORE TAX	397	340	57	17%
Income tax	(115)	(86)	(29)	34%
PROFIT FROM CONTINUING OPERATIONS	282	254	28	11%
Profit/(loss) from discontinued operations (net)	-	-	-	n.a.
CONSOLIDATED PROFIT FOR THE YEAR	282	254	28	11%
Profit attributable to non-controlling interest	18	13	5	38%
Profit attributable to the Parent	264	241	23	10%

*     Includes exchange differences (net)

The Wealth Management segment generated 6% of the operating areas’ total profit attributable to the Parent in the first half of 2018.

Total income increased by €166 million or 27% (a €210 million or 37% increase, excluding the exchange rate impact).  Interest income / (charges) increased by €3 million or 1% (a 12% increase, excluding the exchange rate impact) and net fees and commissions increased by €205 million or 58% (a 67% increase, excluding the exchange rate impact) mainly due to an increase in managed volumes.

Administrative expenses and depreciation increased €100 million or 37%, (a 49% increase, excluding the exchange rate impact), mainly due to higher costs of transformation projects.

This increase in revenues and expenses was affected by the higher participation in Santander Asset Management.

Profit attributable to the Parent increased by €23 million or 10% (a 17% increase, excluding the exchange rate impact) to €264 million in the first half of 2018, as a result of higher total income, partially offset by higher administrative expenses and depreciation.

Real Estate Operations in Spain

	Six Months Ended June 30		Variations
	2018	2017	Amount	(%)
	(in millions of euros, except percentages)
INTEREST INCOME / (CHARGES)	(16)	(19)	3	(16%)
Dividend income	-	-	-	n.a.
Income from companies accounted for by the equity method	(1)	-	(1)	n.a.
Net fees and commissions	(1)	1	(2)	n.a.
Gains/losses on financial assets and liabilities (net) *	-	-	-	n.a.
Other operating income/(expenses) (net)	15	8	7	88%
TOTAL INCOME	(3)	(10)	7	(70%)
Administrative expenses and depreciation	(95)	(100)	5	(5%)
Provisions (net)	(21)	(3)	(18)	n.a.
Impairment on financial assets (net)	(34)	(50)	16	(32%)
Impairment on other assets (net)	-	(24)	24	(100%)
Gains/(losses) on other assets (net)	(27)	(37)	10	(27%)
OPERATING PROFIT/(LOSS) BEFORE TAX	(180)	(224)	44	(20%)
Income tax	54	67	(13)	(19%)
PROFIT FROM CONTINUING OPERATIONS	(126)	(157)	31	(20%)
Profit/(loss) from discontinued operations (net)	-	-	-	n.a.
CONSOLIDATED PROFIT FOR THE YEAR	(126)	(157)	31	(20%)
Profit attributable to non-controlling interest	(1)	(12)	11	(92%)
Profit attributable to the Parent	(125)	(145)	20	(14%)

*     Includes exchange differences (net)

This segment includes loans to real-estate developers, for which a specialized management model is applied, as well as the interest in Sociedad de Gestión de Activos Procedentes de la Reestructuración Bancaria, S.A. (SAREB) and the remaining Metrovacesa assets, the assets of the previous real-estate fund and foreclosed assets.

Total Income increased by €7 million mainly due to Other operating income/ (expenses) (net), primarily due to higher rent income from Group properties.

Provisions and impairment, which includes provisions (net), impairment on financial assets (net), and impairment on other assets (net)
decreased by €22 million in 2018 compared to 2017 reflecting the reduction in net customer lending and lower losses from sales of foreclosed assets.

Losses attributable to the Parent were €125 million for the first half of 2018, a €20 million decrease from losses of €145 million for the first half of 2017.

Financial Condition

Assets and Liabilities

Our total assets were €1,433,833 million at June 30, 2018, a 1% or €10,472 million decrease from total assets of €1,444,305 million at December 31, 2017. Our gross loans and advances to corporate clients, individual clients and government and public entities, including the trading portfolio, other financial assets at fair value and loans were €886,408 million as of June 30, 2018, a 2% or €13,560 million increase from €872,848 million as of December 31, 2017.  See “Item 3. Operating and Financial Review and Prospects—A. Operating results—Results of Operations for Grupo Santander—Interest Income / (charges)” for a discussion of the evolution of our loan portfolio.

Customer deposits, which comprise deposits from clients and securities sold to clients under agreements to repurchase, stood at €774,425 million at June 30, 2018, a 0.4% or €3,305 million decrease as compared to €777,730 million at December 31, 2017. Other managed funds, including mutual funds, pension funds and managed portfolios, decreased 2% from €166,574 million at December 31, 2017 to €163,997 million at June 30, 2018.

In the first half of 2018, the Group issued medium and long-term senior debt amounting to €10,096 million and placed in the market covered bonds for €3,055 million and securitizations for €9,472 million. Additionally, the Group issued debt eligible for Total Loss-

Absorbing Capacity (TLAC) amounting to €10,081 million, in order to strengthen the balance sheet, consisting of €7,094 million senior non-preferred, €1,487 million subordinated debt and €1,500 million preferred.

Medium- and long-term debt maturities amounted to €14,710 million in the same period.

The net loan-to-deposit ratio at the end of June 2018 was 111% (compared to 109% in December 2017).

Total goodwill at the end of June 2018 was €25,035 million, a €734 million decrease from December 31, 2017, of which €603 million relates to exchange rate variations and €131 million to the sale of subsidiaries of Banco Popular.

Capital

Stockholders’ equity, net of treasury stock, at June 30, 2018 was €94,050 million, a decrease of €439 million or 0.5% from €94,489 million at December 31, 2017.

As of June 30, 2018, in regulatory terms, total phase-in of own funds was €86,051 million, which gave a total capital ratio of 14.47% and a common equity Tier 1 (CET1) ratio of 10.98%, 232 basis points above the 8.655% minimum required by the European Central Bank for Grupo Santander on a consolidated basis for 2018.

In fully loaded terms, the CET1 at the end of June 2018 was 10.80% and the total ratio was 14.24%.

The effectiveness of IFRS 9 beginning on January 1, 2018 implied several accounting changes affecting the capital ratios. Santander chose to apply the phase-in of IFRS 9 under a dynamic approach, which means a five-year transition period. Had the IFRS 9 transitional arrangement not been applied, the total impact on the fully loaded CET1 at June 30, 2018 would have been negative 27 basis points.

B. Liquidity and capital resources

Management of liquidity

For information about our liquidity risk management process, see “Item 5. Quantitative Analysis About Market Risk ― E. Management of structural liquidity”.

Sources of funding

As a financial group, a principal source of liquidity is our customer deposits, which consist primarily of demand, time and notice deposits. In addition, we seek to complement the liquidity generated by our customer deposits through access to the domestic and international capital markets and to the interbank market (overnight and time deposits). For this purpose, we have in place a series of domestic and international programs for the issuance of commercial paper and medium- and long-term debt. We also maintain a diversified portfolio of liquid and securitized assets throughout the year. In addition, another source of liquidity is the generation of profits.

At June 30, 2018, we had €203 billion of senior debt and €24 billion of subordinated debt outstanding.

The following table shows the average balances as of June 30, 2018 and 2017 of our principal sources of funds:

	As of June 30,
	2018	2017
	(in millions of euros)
Due to credit entities and central banks	190,990	165,376
Customer deposits	772,198	711,406
Marketable debt securities	222,226	223,271
Total	1,185,414	1,100,053

The average maturity of our outstanding debt as of June 30, 2018 was 4.9 years.

The cost and availability of debt financing are influenced by our credit ratings. A reduction in these ratings could increase the cost of debt financing, and reduce our market access to debt financing. Our credit ratings are as follows:

	Long-Term	Short-Term	Outlook

Moody’s	A2	P-1	Stable
Standard & Poor’s	A	A-1	Stable
Fitch Ratings	A-	F2	Stable
DBRS	A (high)	R-1 (medium)	Stable

Excluding repos, our total customer deposits totaled €731.2 billion at June 30, 2018 and loans and advances to customers (gross) totaled €862.9 billion at the same date.

We believe that we remain well-placed to access various wholesale funding sources from a wide range of counterparties and markets. The changing mix between customer deposits and repos, deposits by banks and debt securities in issue primarily reflects comparative pricing, maturity considerations and investor counterparty demand rather than any material perceived trend.

We use our liquidity to fund our lending and investment securities activities, for the payment of interest expense, for dividends paid to shareholders and the repayment of debt.

We are a European, Latin American and North American financial group. In certain jurisdictions limitations may be imposed on dividend payments under exchange control or capital adequacy regulations that may restrict the ability of our subsidiaries to transfer funds to the Bank (the Parent company) in the form of cash dividends, loans or advances, capital repatriation and other forms, or to have access to foreign currency at the official exchange rate. See “Item 1. Risk Factors—Risks relating to Banco Santander and the Group—We depend in part upon dividends and other funds from subsidiaries.”

We believe that our working capital is sufficient for our present requirements and to pursue our planned business strategies.

As of June 30, 2018 and to the present date, we did not, and presently do not, have any material commitments for capital expenditures.  See “Item 7. Recent Events - Acquisitions, Dispositions, Reorganizations and Other Recent Events” for a description of our material commitments in connection with anticipated acquisitions.

C. Research and development, patents and licenses, etc.

During 2017 and the first half of 2018 we spent €1,470 million and €624 million, respectively, in research and development activities in connection with information technology projects.

D. Trend information

Overview

The forward-looking statements included in this section are based on the current beliefs and expectations of our management, including the macroeconomic expectations described below, and are subject to significant risks and uncertainties. These risks and uncertainties could cause the Group’s actual results to differ materially from those set forth in such forward-looking statements. See “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors”.

We forecast world economic growth in 2018 of around 3.8%, slightly above the 3.7% of 2017 and above the 3–3.5% range of the last few years.

We believe that the consolidation of the recovery seen in 2017 will slow down in both advanced and emerging economies.

We believe that advanced economies are expected to grow at around 2.3% (2.4% in 2017) thanks to an upturn in the US economy, which would offset euro area growth, which is expected to be slightly lower than in 2017, as that of other developed economies.

We believe that emerging economies are expected to grow by 4.8% in 2018, just above the figure of 4.7% recorded in 2017. These projections are also a result of a heterogeneous evolution by countries based on the credibility of their economic policy, their resilience to global financial conditions and their sensitivity to commodity prices.

In Latin America, the recovery that began in 2017 is expected not to gain strength and growth is expected to remain below 2%. The outlook for the countries of the region reflects substantial differences in individual countries, given the difficulties facing Argentina, the uncertainty that still weighs on Brazil and the somewhat better prospects facing Mexico and particularly Chile, as well as others.

We believe that monetary policies in the US and the euro area will diverge further. The Federal Reserve is expected to continue raising interest rates and reducing the size of its balance sheet while the ECB is expected to maintain interest rates at their current levels and increase (though more slowly) its balance sheet until December. In the United Kingdom, the Bank of England might raise its benchmark slightly.

Long-term rates are expected to rise gradually once inflation rises moderately, although substantial increases are not expected, especially in Europe, given the direction of monetary policy across the region. We expect that the slope of the rates curve will become steeper over time.

We believe that interest rate movements will also be uneven in emerging economies, although in general the downward trend seen in these countries in recent times is expected to end and may even be reversed. In Latin America in particular, with the exception of Argentina, we believe it is likely that interest rates will stay the same or even rise in 2019.

In any case, the continued modest levels of inflation, due in part to causes of a structural nature, would suggest that any rate increases will tend to be moderate, given the current stage of the economic cycle.

The balance of risks is to the downside. Although the chances of a geopolitical shock seem to have diminished, political economy risks are significant (trade wars, euro area tensions, Brexit, elections in Latin America) and could weigh on financial conditions.

Our ultimate objective is to become the best bank for individuals and companies, earning the long-lasting confidence and loyalty of employees, customers, shareholders and society. We intend to continue with our commercial transformation in order to raise our return on capital employed.

Banco Santander’s solid position in ten key markets puts us in a position to take advantage of the opportunities that the economic environment offers us. In mature markets, our emphasis is on improving profitability and adapting the business models to increase customer satisfaction and market share. In emerging markets, we strive to gain market share and to further improve our operational efficiency.

In 2017, we achieved the objectives we had set for ourselves and in 2018 we have the following management goals and priorities:

•	Improve earnings quality against a backdrop of strong pressure on margins, especially in developed markets;
•	Gain market share on a sustained basis, since our growth opportunities are in those markets where we already operate;
•	Continue with the commercial and digital transformation plan without affecting the cost-to-income ratio and offset the investment plan with the application of cost-saving measures;
•

Improve the main risk metrics and manage the main loan-loss provisions deriving from the increase in forecast volumes and the impact of the new accounting standard on recognition of provisions (IFRS 9); and

•	Manage TLAC issues and the higher financial costs for the excess of liquidity.

The management priorities of the main units for 2018 are described below.

Europe

Spain. GDP is expected to grow by about 2.7% in 2018, above the level forecast for the euro area as a whole, while inflation is expected to remain low (below 2%). Lending should gradually recover during the year.

In this context, the following priorities have been set:

•	Integrate Banco Popular, combining the best of both entities. We are accelerating the integration process.
•	Continue to analyze the best alternatives to the joint ventures and non-strategic businesses that remain on our balance sheet, in such a way that they fit into the Banco Santander business model.
•	Strengthen our competitive edge as a benchmark bank for SMEs, with high added-value products, while at the same time we maintain leadership of the wholesale banking and large companies segments.
•	Increase customer loyalty, maintaining the 1|2|3 strategy as a lever to improve the customer relationship and customer satisfaction in the long term.
•	Maintain sustainable returns with a model based on the advanced management of risk, capital planning and management.

The real estate segment in Spain will maintain its strategy of shedding assets, thereby reducing its exposure, primarily in lending.

Santander Consumer Finance. Leveraging its position in the European consumer market, this area seeks to make the most of its growth potential. Its priorities are centered on the following:

•	Maintain our leadership position in the new auto financing market and grow used auto financing, generating added value for manufacturers.
•	Manage brand agreements and the development of digital projects proactively.
•	Accompany our partners in their transformation plans, both for the digitalization of the vehicle purchase and financing process and in other strategic projects.
•	Reorganize the German business under the same brand, with greater efficiency and better and more comprehensive customer service.
•	Increase digitalization through collaboration with fin-tech companies and agreements signed with the main retailers.

Poland. We expect economic growth will remain strong in 2018, above 4.5% supported by private consumption and investment, with contained inflation.

The second quarter of 2018 witnessed a year-on-year GDP growth over 5% again, with strong contribution from private consumption and investments and positive impact of net exports.

The objectives for the year are:

•	Convert Bank Zachodni WBK into a benchmark bank for customers.
•	Grow faster than competitors, backed by digitalization.
•	Maintain our position as the country’s most profitable bank.
•	Carry out the operations needed to complete the acquisition of Core Deutsche Bank Polska on the planned date and to proceed with its merger.

Portugal. GDP is expected to decelerate in 2008 to 2.1%, but the economy will perform well thanks to investment and exports. Progress will continue to be made in private and public deleveraging.

Santander will focus on:

•	Integrating Banco Popular and improving the cost-to-income ratio.

•	Strengthening our position as Portugal’s major private bank with an additional increase in market share.
•	Growing in lending (mainly in SMEs) and in customer funds (mainly those which are off-balance sheet).
•	Progressing further with our digital transformation and the simplification of processes, increasing engagement.

United Kingdom. Economic activity is expected to decelerate slightly in 2018 (1.7% in 2017). The uncertainty related to the progress of the Brexit is still high. The Bank of England raised its base rate to 0.75%, but interest rates will remain low and inflation will fall toward its 2% target.

In light of this scenario, we will continue to pursue excellence, prioritizing our customers’ needs. To this end, we have formulated the following strategic lines:

•	Continue to focus on customer loyalty as a driver of growth;
•	Improve cross-border relations with customers through international trade agents;
•	Prioritize operating and digital excellence in order to offer our customers the best possible experience; and
•	Achieve profitability growth while maintaining our strong balance sheet.

America

Brazil. After the return to growth in 2017, overcoming one of the worst recessions of the last few decades, the Brazilian economy is expected to continue its recovery in 2018 with forecast growth close to 2%.

Against this backdrop, Santander Brazil’s priorities in 2018 are to:

•	Achieve excellence in services so that customers find the best experience in Santander Brasil;
•	Continue to consolidate our leadership in terms of innovative products and digital services;
•	Maintain profitable gains in market share, with offers adjusted to each customer profile; and
•	Continue to drive recurring growth, backed by the increase in commercial activity, greater operational efficiency and improvements in digital strategy.

Mexico. We expect economic growth to stabilize at around 2% in 2018. NAFTA negotiations and the economic policy of the new government are very relevant for the next future.

Within this context, we must continue to strengthen our business in order to consolidate our position. The key aspects of management in 2018 will be:

•	Continue with our commercial transformation and innovation to make Santander, Mexico’s number one bank for our customers;
•	Implement the new distribution model based on a micro-market strategy, a new commercial model and a new branch design;
•	Continue to drive digitalization, remote customer service models, customer experience and better information and analysis;
•	Remain focused on capturing salary deposits and on strengthening the Santander Plus offer; and
•	Maintain our leadership in services to corporate customers, to continue the consolidation of the contribution of this segment to the Bank’s income.

Chile. The Chilean economy is expected to strengthen its recovery in 2018, with forecast growth of around 4%.

The focus of our strategy will be to:

•	Continue to improve the quality of customer service and customer experience;
•	Accelerate commercial transformation via the new branch network model and digital banking;
•	Strengthen business with companies and recover growth rates in the mass consumer market through Santander Life; and
•	Achieve high levels of efficiency and productivity through excellence in the execution and increase in digitalization.

Argentina. Argentina’s economic recovery is expected to contract in 2018 in an environment of market volatility and fiscal adjustment.

Management priorities at Banco Santander Río will focus on the following:

•	Manage the impact on results and solvency of the new macroeconomic environment;
•	Emphasize achievement of higher levels of customer satisfaction;
•	Continue with the transformation plan towards a customer center fully digital bank; and
•	Focus on low-risk segments and fee generating businesses.

United States. GDP is expected to grow for the ninth consecutive year, accelerating to 2.9% from 2.2% in 2017.

The focus of Santander’s management in the country will be to:

•	Continue making progress on regulatory issues at Santander US, which remains one of our main priorities;
•	Improve customer loyalty and experience, with a special focus on products and global connectivity;
•	Carry forward with the initiatives relating to cost savings to improve efficiency;
•	Continue optimizing Santander Bank’s balance sheet, while simultaneously improving margins and profitability; and

Maintain SCUSA’s leadership in auto financing, ensuring a suitable risk-return profile in the non-prime sector and increasing the number of prime originations through Chrysler.

E. Off-balance sheet arrangements

As of June 30, 2018 and December 31, 2017, we had the following outstanding contingent liabilities:

	June 30, 2018	December 31, 2017

Contingent liabilities:
Financial guarantees and other sureties	13,247	14,499
Irrevocable documentary credits	4,268	3,222
Other non-financial guarantees	31,087	31,396
	48,602	49,117

F. Tabular disclosure of contractual obligations

The following table summarizes our contractual obligations by remaining maturity at June 30, 2018:

Contractual obligations		More than	More than
	Less than	1 year but	3 year but	More than
(in millions of euros)	1 year	less than 3 years	less than 5 years	5 years	Total

Deposits from credit institutions	81,469	49,930	28,060	4,705	164,164
Customer deposits	688,501	32,391	12,174	3,701	736,767
Marketable debt securities	55,311	56,612	45,324	67,219	224,466
Liabilities under insurance contracts (1)	640	42	30	30	742
Operating lease obligations	310	496	426	1,570	2,802
Capital lease obligations	47	39	39	74	199
Other long-term liabilities (2)	1,668	3,139	2,983	6,600	14,390
Contractual interest payment (3)	9,132	4,838	6,354	18,317	38,641
Total	837,078	147,487	95,390	102,216	1,182,171

(1)	Includes life insurance contracts in which the investment risk is borne by the policy holder and insurance savings contracts.
(2)	Other long-term liabilities relate to pensions and similar obligations and include the estimated benefit payable for the next ten years.
(3)

Calculated for all Deposits from credit institutions, Customer deposits, Marketable debt securities and Subordinated debt assuming a constant interest rate based on data as of December 31, 2017 over time for all maturities, and those obligations with maturities of more than five years have an average life of ten years.

The table above excludes the “fixed payments” of our derivatives since derivative contracts executed by the Group apply close-out netting across all outstanding transactions, that is, these agreements provide for settlements to be made on a maturity or settlement date for the differences that arise, and as such, the obligation to be settled in the future is not fixed at the present date and is not determined by the fixed payments.

G. Other disclosures

Higher-Risk Loans

Grupo Santander does not have any significant exposure to higher-risk loans. Our credit profile is focused on retail banking with a medium-low risk profile and with broad diversification both by geography and segment. 67% of the Group net customer loans are secured, mostly by real estate.

Mortgages to individuals represent approximately 37% of the Group net customer loans, with a low risk profile, low non-performing ratios and an appropriate coverage ratio.

Among other factors, this is due to the fact that these mortgages are mainly first residence mortgages and they are subject to a rigorous assessment of credit risk and affordability. The admission process determines both the current and future payment capacity of the customer, evaluating if the client’s income will be sufficient to pay the loan instalments.

Certain portfolios that may present higher risks than others (interest only, flexible loans, loans with LTV greater than 100%, buy to let), are subject to even stricter lending policies to mitigate risks. Furthermore, they represent a low percentage of the Group portfolio, and their performance is continuously monitored to achieve an adequate control.

Following the acquisition of Banco Popular, and with the goal of reducing the unproductive assets of Grupo Santander, on August 8, 2017 Banco Popular signed agreements with Blackstone for the acquisition by this fund of 51% of, and hence the assignment of control over, part of Banco Popular’s real estate business comprising the foreclosed real estate assets portfolio, non-performing loans from the real estate sector and other assets related to these activities owned by Banco Popular and its subsidiaries.

Following this transaction, the Real Estate Operations in Spain unit has a net exposure as of June 30, 2018 of €5,134 million, which represents less than 1% of total net customer clients, with a coverage of 49%.

Changes in Practices

There have not been any significant changes in policies and practices in response to the effects of the current economic environment that might affect the quality of the credit information presented. This is due to the fact that our risk management and control model is based on the principles set down below:

1.

An advanced and comprehensive risk management policy, with a forward-looking approach that allows the Group to maintain a medium-low risk profile, through a risk appetite defined by Banco Santander’s board of directors and the identification and assessment of all risks.

2.	Lines of defense that enable risk to be managed and monitored at its source, in addition to an independent assessment.
3.	A model predicated on autonomous subsidiaries with robust governance based on a clear committee structure that separates the risk management and control functions.
4.	Information and technological management processes that allow all risks to be identified, developed, managed and reported at appropriate levels.
5.	A risk culture integrated throughout the organization, composed of a series of attitudes, values, skills and action guidelines to deal with all risks.
6.	All risks are managed by the units that generate them, using advanced models and tools.

These principles, combined with a series of relevant interrelated tools and processes in the Group strategy planning (risk appetite, risk identification and assessment, analysis of scenarios, risk reporting framework, budgetary processes, etc.) make up a key control framework when developing the risk profile control.

Other

We use credit derivatives to cover loans and trading transactions. The volume of this activity is subject to strict internal controls that minimize operational risk. Risk in these activities is controlled via a series of limits such as VaR, nominal by rating, sensitivity to the spread by rating and name, and sensitivity to the rate of recovery and to correlation. Jump-to-default limits are also set by geographic area, sector and liquidity.

Exposures related to complex structured assets

We have a very limited exposure to complex structured assets. See “Item 6. Quantitative Analysis About Market Risk”.

Item 5

Legal proceedings

Our general policy is to record provisions for tax and legal proceedings in which we assess the chances of loss to be probable and we do not record provisions when the chances of loss are possible or remote. We determine amounts to be provided as our best estimate of the expenditure required to settle the corresponding claim based, among others, on a case-by-case basis based on the analysis and legal opinion of internal and external counsel or by considering the historical average amount of loss of such category of lawsuits.

See detail of our legal proceedings in Note 10 c. to our consolidated interim financial statements.

Item 6

Quantitative Analysis About Market Risk

A.Activities subject to market risk and types of market risk

The scope of activities subject to market risk includes transactions in which equity risk is borne due to changes in market factors. Thus, they include trading risks and structural risks, which are also affected by market shifts.

This risk comes from the change in risk factors (interest rates, inflation rates, exchange rates, share prices, the spread on loans, commodity prices and the volatility of each of these elements) as well as from the liquidity risk of the various products and markets in which the Group operates.

•

Interest rate risk is the possibility that changes in interest rates could adversely affect the value of a financial instrument, a portfolio or the Group as a whole. It affects loans, deposits, debt securities, most assets and liabilities of trading portfolios as well as derivatives, among others.

•

Inflation rate risk is the possibility that changes in inflation rates could adversely affect the value of a financial instrument, a portfolio or the Group as a whole. It affects instruments such as loans, debt securities and derivatives, whose return is linked to inflation or to a change in the actual rate.

•

Exchange rate risk is the sensitivity of the value of a position in a currency other than the base currency to a potential movement in exchange rates. Hence, a long position in a foreign currency will produce a loss if that currency depreciates against the base currency. Among the positions affected by this risk are the Group’s investments in subsidiaries in non-euro currencies, as well as any foreign currency transactions.

•

Equity risk is the sensitivity of the value of positions opened in equities to adverse movements in market prices or expectations of future dividends. Among other instruments, this affects positions in shares, stock market indices, convertible bonds and derivatives using shares as the underlying asset (put, call, equity swaps, etc.).

•

Credit spread risk is the risk or sensitivity of the value of positions in fixed income securities or in credit derivatives to movements in credit spread curves or in recovery rates associated with issuers and specific types of debt. The spread is the difference between financial instruments that quote with a margin over other benchmark instruments, mainly the yield of government bonds and interbank interest rates.

•

Commodities price risk is the risk derived from the effect of potential changes in prices. The Group’s exposure to this risk is not significant and is concentrated in derivative transactions on commodities with clients.

•

Volatility risk is the risk or sensitivity of the value of a portfolio to changes in the volatility of risk factors: interest rates, exchange rates, shares, credit spreads and commodities. This risk is incurred by all financial instruments where volatility is a variable in the valuation model. The most significant case is financial options portfolios.

All these market risks can be partly or fully mitigated by using options, futures, forwards and swaps.

Other types of market risk require more complex hedging. For example:

•

Correlation risk is the sensitivity of the portfolio to changes in the relationship between risk factors (correlation), either of the same type (for example, between two exchange rates) or of a different nature (for example, between an interest rate and the price of a commodity).

•

Market liquidity risk is that of a Group entity or the Group as a whole cannot reverse or close a position in time without having an impact on the market price or the cost of the transaction. This risk can be caused by a reduction in the number of market makers or institutional investors, the execution of large volumes of transactions, or market instability. It increases as a result of the concentration of certain products and currencies.

•

Prepayment or cancellation risk. When the contractual relationship in certain transactions explicitly or implicitly permits the possibility of early cancellation without negotiation before maturity, there is a risk that the cash flows may have to be reinvested at a potentially lower interest rate. This mainly affects mortgage loans and mortgage securities.

•

Underwriting risk. This occurs as a result of an entity’s participation in underwriting a placement of securities or another type of debt, assuming the risk of partially owning the issue or the loan due to non-placement of all of it among potential buyers.

Pension and actuarial  risks, which are described later on, also depend on shifts in market factors.

Depending on the nature of the risk, activities are segmented as follows:

a) Trading: financial services for customers and purchase-sale and taking positions in fixed-income, equity and currency products, mainly. The SGCB (Santander Global Corporate Banking) division is mainly responsible for managing this risk.

b) Structural risks: we distinguish between balance sheet risks and pension and actuarial risks:

b.1)Structural balance sheet risks: market risks inherent to the balance sheet, excluding the trading portfolio. Management decisions on these risks are taken by the ALCO committees of each country in coordination with the Group’s ALCO committee and are executed by the financial management division. This management seeks to inject stability and recurrence into the financial margin of commercial activity and economic value, maintaining adequate levels of liquidity and solvency. The risks are:

•	Structural interest rate risk. This arises from maturity mismatches and repricing of all assets and liabilities.
•

Structural exchange rate risk/hedging of results. Exchange rate risk occurs when the currency in which the investment is made is different from the euro, irrespective of whether the company consolidates or not (structural exchange rate). Exchange rate hedging positions for future profits in currencies other than the euro (hedging of profits) are also included under this hedging.

•	Structural equity risk. This involves investments via stakes in financial or non-financial companies that are not consolidated, as well as available for sale portfolios consisting of equity positions.

b.2) Pension and actuarial risk

•

Pension risk: the risk assumed by the Bank in relation to the pension commitments with its employees. The risk lies in the possibility that the fund will not cover these commitments in the accrual period for the provision and the profitability obtained by the portfolio will not be sufficient, obliging the Group to increase its contributions.

•	Actuarial risk: unexpected losses resulting from an increase in commitments to holders of insurance policies, as well as losses from unforeseen cost increases.

B.Trading market risks3

1.Quantitative analysis

Grupo Santander’s trading risk profile remained relatively low in the first half of 2018, in line with previous years, due to the fact that the Group’s activity has traditionally been focused on providing services to its customers, with only limited exposure to complex structured products, as well as geographic diversification and risk factor.

1.1. Value at Risk (VaR) analysis

During the first half of 2018 year, we maintained our strategy of concentrating our trading activity on customer business, minimizing where possible exposures of directional risk opened in net terms.

3Excluding Popular. Trading portfolios of Popular represent less than 1% of the equivalent market risk of Santander Group with very low activity and complexity.

EVOLUTION OF VaR FIRST HALF 2018

Millions of euros. VaR at 99%, with a time frame of one day

VaR during the first half of 2018 fluctuated between €16.6 million and €6.7 million, below the average of the last three years. The most significant variations were related to changes in exchange rate and interest rate exposure and also market volatility. The average VaR for the period was €10.4 million, ending the VaR in June at €8.6 million4.

The following chart shows a frequency histogram of risk in terms of VaR in the first six months of 2018, where 96% of the days had a VaR lower than €14 million.

VaR RISK HISTOGRAM

VaR at 99%, with a time frame of one day

4 Regarding trading activity in financial markets by SGCB (Santander Global Corporate Banking). As well as the trading activity of SGCB, there are other positions catalogued for accounting purposes. The total VaR of trading of this accounting perimeter was €8.0 million.

Risk by factor

The minimum, average, maximum and final values in VaR terms at 99% for the first six months of 2018 are displayed in the following table:

VaR STATISTICS BY RISK FACTOR5,6

Millions of euros. VaR at 99%, with a time frame of one day

	VaR (99%)
	Minimum	Average	Maximum	Latest
Total trading
Total	6.7	10.4	16.6	8.6
Diversification effect	(6.1)	(10.3)	(18.7)	(11.6)
Interest rate	8.1	10.4	15.5	9.1
Equities	0.8	2.3	6.0	1.3
Exchange rate	1.6	3.8	11.4	5.1
Credit spread	1.9	4.2	13.0	4.7
Commodities	0.0	0.0	0.0	0.0

Europe
Total	3.3	6.2	11.5	5.5
Diversification effect	(3.2)	(6.5)	(10.7)	(9.0)
Interest rate	3.3	5.4	8.7	3.8
Equities	0.4	1.1	2.0	1.2
Exchange rate	0.4	1.3	4.4	4.4
Credit spread	3.1	4.8	12.6	5.2
Commodities	0.0	0.0	0.0	0.0

Latin America
Total	5.9	8.7	15.1	7.9
Diversification effect	(1.6)	(5.0)	(11.2)	(4.4)
Interest rate	5.5	7.9	11.4	7.9
Equities	0.8	2.3	5.2	1.3
Exchange rate	1.3	3.4	12.1	3.0

USA and Asia
Total	0.5	1.6	2.5	1.4
Diversification effect	0.0	(0.5)	(1.6)	(0.6)
Interest rate	0.6	1.6	2.5	1.4
Equities	0.0	0.1	0.8	0.3
Exchange rate	0.1	0.4	1.5	0.3

Global activities
Total	0.2	0.9	1.7	1.5
Diversification effect	(0.0)	(0.3)	(0.5)	(0.3)
Interest rate	0.0	0.4	0.6	0.3
Credit spread	0.2	0.8	1.7	1.4
Exchange rate	0.0	0.0	0.1	0.0

5 The VaR of global activities includes operations that are not assigned to any particular country.

6 In Latin America, United States and Asia, VaR levels are not shown separately for credit spread and commodities, because of their scant or zero materiality.

The average VaR in the first half of 2018, €10.4 million, was lower than the average VaR in the first half of 2017, €23 million, mainly due to a risk decrease in interest rates (€10.4 million vs. €18.2 million).

VaR BY RISK FACTOR

Millions of euros, VaR at 99% with a time frame of one day (15 day moving average)

1.2. Gauging and contrasting measures

Real losses can differ from forecasts by the VaR for various reasons related to the limitations of this metric, which are set out in detail later in the section on the methodologies. The Group regularly analyzes and contrasts the accuracy of the VaR calculation model in order to confirm its reliability.

The most important test consists of backtesting exercises, analyzed at the local and global levels and in all cases with the same methodology. Backtesting consists of comparing the forecast VaR measurements, with a certain level of confidence and time frame, with the real results of losses obtained in a same time frame. This enables anomalies in the VaR model of the portfolio in question to be detected (for example, shortcomings in the parameterization of the valuation models of certain instruments, not very adequate proxies, etc.).

Santander calculates and evaluates three types of backtesting:

•

“Clean” backtesting: the daily VaR is compared with the results obtained without taking into account the intraday results or the changes in the portfolio’s positions. This method contrasts the effectiveness of the individual models used to assess and measure the risks of the different positions.

•	Backtesting on complete results: the daily VaR is compared with the day’s net results, including the results of intraday operations and those generated by commissions.
•

Backtesting on complete results without mark-ups or fees: the daily VaR is compared with the day’s net results from intraday operations but excluding those generated by mark-ups and fees. This method aims to give an idea of the intraday risk assumed by the Group’s treasuries.

In the first type and for the total portfolio, there is an exception for VaR (Value at Risk) at 99% in the first half of 2018 (day on which the daily loss was higher than VaR) on May 29 caused by major shifts in the Spanish and Italian market due to political events.

1.3. Distribution of risks and management results7

Geographic distribution

In trading activity, the average contribution of Latin America to the Group’s economic results in the first half of 2018 was 39.33% compared with a contribution of 64.33% in total VaR. Europe, with 55.29% of results, contributed 32.71% of global risk. USA and Asia contributed 6.01% of results and 2.21% of global risk. Finally, Global Activities contributed -0.63% of results and 0.75% of total VaR.

Below is the geographic contribution (by percentage) to the Group total, both in risks, measured in VaR terms, as well as in results, measured in economic terms.

VaR BINOMIAL-MANAGEMENT RESULTS: GEOGRAPHIC DISTRIBUTION

Average VaR (at 99%, with a time frame of one day) and annual accumulated management result (million euros); percentage of annual totals.

Monthly distribution of risks and results

The following chart shows the risk assumption profile, in terms of VaR, compared to results in the first half of 2018. The average VaR and results remained relatively stable, decreasing average VaR in the second quarter.

TEMPORARY DISTRIBUTION OF RISK AND RESULTS IN THE FIRST HALF 2018: PERCENTAGES OF ANNUAL TOTALS

Average VaR (at 99%, with a time frame of one day) and annual cumulative management result (millions of euros); percentage of annual totals.

7 Results in terms similar to Gross Margin (excluding operating costs, the financial would be the only cost).

The following frequency histogram shows the distribution of daily economic results on the basis of their size in the first half of 2018. It shows that 94% of days on which the markets were open daily returns8, were in a range of between -€4 and +€6 million.

HISTOGRAM OF THE FREQUENCY OF DAILY RESULTS (MTM)

Daily results of management “clean” of commissions and intraday operations (millions of euros). Number of days (%) in each range.

Number of days (%)
0.8%
0.0%
0.0%
16.3%
39.5%
38.0%
5.4%
0.0%
0.0%
0.0%
<-19
-14
-9
-4
1
6
11
16
21
>21

Daily results (clean) EUR million

1.4. Risk management of derivatives

Derivatives activity is mainly focused on marketing investment products and hedging risks for clients. Management is focused on ensuring that the open net risk is the lowest possible. These transactions include options on equities, fixed-income and exchange rates. The units where this activity mainly takes place are: Spain, Brazil, UK and Mexico.

Risk of derivatives (in terms of VaR Vega9 at 99%, with a time frame of one day) moved in a range between €1.3 million and €4.2 million.

Grupo Santander continues to have a very limited exposure to complex structured instruments or vehicles, demonstrating a management culture in which prudence in risk management is particularly important. At the end of the first half of 2018, the Group had:

•

Hedge funds: the Group’s total exposure was €46 million, all of it indirect, acting as counterparty in derivatives transactions. The risk with this type of counterparty is analyzed case by case, establishing percentages of collateralization on the basis of the features and assets of each fund.

•

Monolines: exposure to bond insurance companies (monolines) was €26 million, all of it indirect, by virtue of the guarantee provided by this type of entity for various financing or traditional securitization transactions. The exposure in this case is to double default, as the primary underlying assets are of high credit quality.

This was mainly due to the integration of positions of institutions acquired by the Group, such as Sovereign Bank acquired in 2009. All these positions were known at the time of purchase, having been duly provisioned. These positions, since their integration in the Group, have been notably reduced, with the ultimate goal of eliminating them from the balance sheet.

8 Yields “clean” of fees and results of intraday derivative operations.

9 Vega, a Greek term, means here the sensitivity of the value of a portfolio to changes in the price of market volatility.

Santander’s policy for approving new transactions related to these products remains very prudent and conservative. It is subject to strict supervision by the Group’s senior management. Before approving a new transaction, product or underlying asset, the risks division verifies:

•	The existence of an appropriate valuation model to monitor the value of each exposure: Mark-to-Market, Mark-to-Model or Mark-to-Liquidity.
•	The availability in the market of observable data (inputs) needed to be able to apply this valuation model.

And provided these two points are always met:

•	The availability of appropriate systems, duly adapted to calculate and monitor every day the results, positions and risks of new operations.
•	The degree of liquidity of the product or underlying asset, in order to make possible their coverage when deemed appropriate.

1.5. Analysis of scenarios

Various stress scenarios were calculated and analyzed regularly in the first half of 2018 (minimum monthly) at the local and global levels for all the trading portfolios and using the same risk factor assumptions.

Maximum volatility scenario (Worst Case)

This scenario is given particular attention as it combines historic movements of risk factors with an ad hoc analysis in order to reject very unlikely combinations of variations (for example, sharp falls in stock markets together with a decline in volatility). A historic volatility equivalent to six standard deviations is applied. The scenario is defined by taking for each risk factor the movement which represents the greatest potential loss in the portfolio, rejecting the most unlikely combinations in economic-financial terms.

At the end of June 2018, that scenario implied, for the global portfolio, interest rate rises in Latin American markets and falls in core markets, stock market falls, depreciation of all currencies against the euro, and increases in credit spreads and volatility. The results for this scenario at the end of June 2018 are shown in the following table.

MAXIMUM VOLATILITY STRESS SCENARIO (WORST CASE)

Millions of euros. Data at June 30, 2018

	Interest rate	Equities	Exchange rate	Credit spread	Commodities	Total
Total trading	(11.2)	(12.6)	(16.6)	(21.5)	0.0	(61.9)
Europe	(2.3)	(5.8)	(3.6)	(17.7)	0.0	(29.4)
Latin America	(1.7)	(6.4)	(12.4)	(0.0)	0.0	(20.5)
US	(5.6)	(0.5)	(0.3)	0.0	0.0	(6.4)
Global activities	(0.1)	0.0	(0.1)	(3.7)	0.0	(3.8)
Asia	(1.6)	0.0	(0.2)	0.0	0.0	(1.7)

The stress test shows that the economic loss suffered by the Group in its trading portfolios, in terms of the mark to market (MtM) result would be €61.9 million, if the stress movements defined in the scenario materialized in the market. This loss that would be concentrated in Europe (in the following order: credit spread, equities, exchange rate and interest rate) and in Latin America (in the following order: exchange rates, equities and interest rate).

Other global stress test scenarios

Abrupt crisis: an ad hoc scenario with sharp market movements, marked by a rise in interest rate curves, sharp falls in stock markets, strong appreciation of the dollar against other currencies and a rise in volatility and in credit spreads.

Subprime crisis: historic scenario of the US mortgage crisis. The objective of the analysis is to capture the impact on results of the reduction in liquidity in the markets. Two time horizons were used (one day and 10 days), in both cases there are drops in stock markets and decreases in interest rates in core markets and increases in interest rates in emerging markets, while the dollar appreciates against other currencies.

“Plausible Forward Looking Scenario”: a hypothetical plausible scenario defined at the local level in market risk units, based on the portfolio positions and their expert judgment regarding short-term changes in market variables, which can have a negative impact on such positions.

EBA adverse scenario: the scenario proposed by the European Banking Authority (EBA) in April 2014 as part of the EBA 2014 EU-Wide Stress Test and updated in January 2016. It was initially conceived as an adverse scenario proposed by European banks thinking in terms of a 2014-2016 time horizon and updated this year to a 2016-2018 time horizon. It reflects the systemic threats which are considered to be the most serious threats to the stability of the banking sector in the European Union.

Reverse stress tests analyses, which are based on establishing a predefined result (unfeasibility of a business model or possible insolvency) help to identify subsequently the risk factor scenarios and movements which could cause that situation.

Every month a consolidated stress test report is drawn up with explanations of the main changes in results for the various scenarios and units. An early warning mechanism has also been established so that when the loss for a scenario is high in historic terms and/or in terms of the capital consumed by the portfolio in question, the relevant business executive is informed.

2.Methodologies

2.1Value at Risk (VaR)

The standard methodology that Grupo Santander applies to trading activities is Value at Risk (VaR), which measures the maximum expected loss with a certain confidence level and time frame. The standard for historic simulation is a confidence level of 99% and a time frame of one day. Statistical adjustments are applied enabling the most recent developments affecting the levels of risk assumed to be incorporated efficiently and quickly. A time frame of two years or at least 520 days from the reference date of the VaR calculation is used. Two figures are calculated every day: one applying an exponential decay factor that accords less weight to the observations furthest away in time and another with the same weight for all observations. The higher of the two is reported as the VaR.

Value at Earnings (VaE) is also calculated. This measures the maximum potential gain with a certain level of confidence and time frame, applying the same methodology as for VaR.

VaR by historic simulation has many advantages as a risk metric (it sums up in a single number the market risk of a portfolio; it is based on market movements that really occurred without the need to make assumptions of functions forms or correlations between market factors, etc.), but it also has limitations.

Some limitations are intrinsic to the VaR metrics, regardless of the methodology used for its calculation, including:

•	The VaR calculation is calibrated at a certain level of confidence, which does not indicate the levels of possible losses beyond it.
•	There are some products in the portfolio with a liquidity horizon greater than that specified in the VaR model.
•	VaR is a static analysis of the risk of the portfolio, and the situation could change significantly during the following day, although the likelihood of this occurring is very low.

Using the historic simulation methodology also has its limitations:

•	High sensitivity to the historic window used.
•	Inability to capture plausible events that would have significant impact, if these do not occur in the historic window used.

•	The existence of valuation parameters with no market input (such as correlations, dividend and recovery rate).
•	Slow adjustment to new volatilities and correlations, if the most recent data receives the same weight as the oldest data.

Some of these limitations are overcome by using Stressed VaR and Expected Shortfall, calculating VaR with exponential decay and applying conservative valuation adjustments. Furthermore, as previously stated, the Group regularly conducts analysis and backtesting of the accuracy of the VaR calculation model.

2.2Stressed VaR (sVaR) and Expected Shortfall (ES)

In addition to standard VaR, Stressed VaR is calculated daily for the main portfolios. The calculation methodology is the same as for VaR, with the two following exceptions:

•

The historical observation period for the factors: when calculating Stressed VaR, a window of 260 observations is used, rather than 520 as is used for the calculation of VaR. However, this is not the most recent data: rather, the data used is from a continuous period of stress for the portfolio in question. This is determined for each major portfolio by analyzing the history of a subset of market risk factors selected based on expert judgment and the most significant positions in the books.

•

In order to obtain the stressed VaR, unlike when calculating the VaR, the maximum between the percentile uniformly weighted and the one exponentially weighted is not applied. Instead, the percentile uniformly weighted is used directly.

Moreover, the expected shortfall (ES) is also calculated, estimating the expected value of the potential loss when this is higher than the level set by VaR. Unlike VaR, ES has the advantages of capturing the risk of large losses with low probability (tail risk) and being a sub-additive metric10.

The Basel Committee considers that ES with a 97.5% confidence interval delivers a similar level of risk to VaR at a 99% confidence interval. Equal weights are applied to all observations when calculating ES.

2.3Analysis of scenarios

The Group uses other metrics in addition to VaR, giving it greater control over the risks it faces in the markets where it is active. These measures include scenario analysis. This consists of defining alternative behaviors for various financial variables and obtaining the impact on results of applying these to activities. These scenarios may replicate events that occurred in the past (such as a crisis) or determine plausible alternatives that are unrelated to past events.

The potential impact on earnings of applying different stress scenarios is regularly calculated and analyzed, particularly for trading portfolios, considering the same risk factor assumptions. Three scenarios are defined, as a minimum: plausible, severe and extreme. Taken together with VaR, these reveal a much more complete spectrum of the risk profile.

A number of trigger thresholds have also been established for global scenarios, based on their historical results and the capital associated with the portfolio in question. When these triggers are activated, the portfolio managers are notified so they can take appropriate action. The results of the global stress exercises, and any breaches of the trigger thresholds, are reviewed regularly, and reported to senior management, when this is considered appropriate.

2.4Analysis of positions, sensitivities and results

Positions are used to quantify the net volume of the market securities for the transactions in the portfolio, grouped by main risk factor, considering the delta value of any futures or options. All risk positions can be expressed in the base currency of the unit and the currency used for standardizing information. Changes in positions are monitored on a daily basis to detect any incidents, so they can be corrected immediately.

10 According to the financial literature, sub-additivity is a desirable property for a coherent risk metric. This property establishes that f(a+b) is less than or equal to f(a)+f(b). Intuitively, it assumes that the more instruments and risk factors there are in a portfolio, the lower the risks, because of the benefits of diversification. Whilst VaR only offers this property for some distributions, ES always does so.

Measurements of market risk sensitivity estimate the variation (sensitivity) of the market value of an instrument or portfolio to any change in a risk factor. The sensitivity of the value of an instrument to changes in market factors can be obtained using analytical approximations by partial derivatives or by complete revaluation of the portfolio.

In addition, the statement of income is also drawn up every day, providing an excellent indicator of risk, enabling us to identify the impact of changes in financial variables on the portfolios.

2.5Derivative activities and credit management

Also noteworthy is the control of derivative activities and credit management which, because of its atypical nature, is conducted daily with specific measures. First, the sensitivities to price movements of the underlying asset (delta and gamma), volatility (vega) and time (theta) are controlled. Second, measures such as the sensitivity to the spread, jump-to-default, concentrations of positions by level of rating, etc., are reviewed systematically.

With regard to the credit risk inherent to trading portfolios, and in line with the recommendations of the Basel Committee on Banking Supervision and prevailing regulations, a further metric is also calculated: the Incremental Risk Charge (IRC). This seeks to cover the risks of non-compliance and ratings migration that are not adequately captured in VaR, through changes in the corresponding credit spreads. This metric is basically applied to fixed-income bonds, both public and private, derivatives on bonds (forwards, options, etc.) and credit derivatives (credit default swaps, asset backed securities, etc.). IRC is calculated using direct measurements of loss distribution tails at an appropriate percentile (99.9%), over a one-year horizon. The Monte Carlo methodology is used, applying one million simulations.

2.6Credit Valuation Adjustment (CVA) and Debt Valuation Adjustment (DVA)

Grupo Santander incorporates Credit Valuation Adjustment (CVA) and Debt Valuation Adjustment (DVA) when calculating the results of trading portfolios. The CVA is a valuation adjustment of Over-the-Counter (OTC) derivatives, as a result of the risk associated with the credit exposure assumed by each counterparty.

The CVA is calculated by taking into account the potential exposure with each counterparty in each future maturity. The CVA for a certain counterparty is therefore the sum of the CVA over all such future terms. The following inputs are used:

•

Expected exposure: including, for each operation the current market value (MtM) as well as the potential future risk (add-on) to each maturity. CVA also considers mitigating factors such as collateral and netting agreements, together with a decay factor for derivatives with interim payments;

•	Loss given default: the percentage of final loss assumed in case of credit/ non-payment of the counterparty;
•

Probability of default: for cases where there is no market information (spread curve traded through CDS, etc.) general proxies generated on the basis of companies with listed CDS of the same sector and external rating as the counterparty are used; and

•	Discount factor curve.

The DVA is a valuation adjustment similar to the CVA, but in this case as a result of Grupo Santander’s risk that counterparties assume in OTC derivatives.

3.System for controlling limits

Setting market risk and liquidity limits is designed as a dynamic process which responds to the Group’s risk appetite level. This process is part of an annual limits plan drawn up by the Group’s senior management, involving every Group entity.

The market risk limits used in Grupo Santander are established based on different metrics and try to cover all activity subject to market risk from many perspectives, applying a conservative approach. The main ones are:

•	VaR and Stressed VaR limits;
•	Limits of equivalent and/or nominal positions;
•	Interest rate sensitivity limits;

•	Vega limits;
•	Delivery risk limits for short positions in securities (fixed income and securities);
•	Limits to constrain the volume of effective losses, and protect results generated during the period:
o	Loss trigger; and
o	Stop loss;
•	Credit limits:
o	Total exposure limit;
o	Jump to default by issuer limit; and
o	Others; and
•	Limits for origination operations.

These general limits are complemented by other sub-limits to establish a sufficiently granular limits framework for the effective control of the market risk factors to which the Group is exposed in its trading activities. Positions are monitored on a daily basis globally and for each unit at desk level, as well as with an exhaustive control of changes to portfolios, so as to identify any incidents that might need immediate correction, and thus comply with the Volcker Rule.

Three categories of limits were established based on the scope of approval and control: global approval and control limits, global approval limits with local control, and local approval and control limits. The limits are requested by the business executive of each country/entity, considering the particular nature of the business and so as to achieve the budget established, seeking consistency between the limits and the risk/return ratio. The limits are approved by the corresponding risk bodies.

Business units must comply with the approved limits at all times. In the event of a limit being exceeded, the local business executives have to explain, in writing and on the day, the reasons for the excess and the action plan to correct the situation, which in general might consist of reducing the position until it reaches the prevailing limits or setting out the strategy that justifies an increase in the limits.

If the business unit fails to respond to the excess within three days, the global business executives will be asked to set out the measures to be taken in order to make the adjustment to the existing limits. If this situation lasts for 10 days as of the first excess, senior risk management will be informed so that a decision can be taken: the risk takers could be made to reduce the levels of risk assumed.

C.Structural balance sheet risks

1.Quantitative analysis11

The market risk profile inherent in Grupo Santander’s balance sheet, in relation to its asset volumes and shareholders’ funds, as well as the budgeted financial margin, remained moderate in the first half of 2018, in line with previous years.

1.1.Structural interest rate risk

Europe and the United States

The main balance sheets, the Parent, the UK and the United States, which are in mature markets and in a low interest rate setting, usually show positive sensitivities to interest rates in economic value of equity and net interest income.

Exposure levels in all countries are moderate in relation to the annual budget and capital levels.

At June 2018, net interest income risk at one year, measured as sensitivity to parallel changes in the worst-case scenario of ±100 basis points, was concentrated in the US dollar yield curve, at €194 million, the Euro, at €193 million, the British pound, at €126 million, and the Polish zloty, at €44 million, all of them related to risks of rate cuts.

11 Includes the total balance sheet with the exception of trading portfolios. Excluding Popular with the exception in the VaR metric.

NET INTEREST INCOME (NII) SENSITIVITY12

% of the total

Other: Portugal and SCF.

At the same date, the most relevant risk in economic value of equity, measured as its sensitivity to parallel changes in the worst-case scenario of ±100 basis points, was in the euro interest rate curve, at €4,533 million, followed by the British pound at €627 million, the US dollar at €370 million and the Polish zloty at €78 million, most of them with a risk scenario of falling interest rates, which is now very unlikely.

ECONOMIC VALUE OF EQUITY (EVE) SENSITIVITY13

% of the total

Other: Poland, Portugal and SCF.

12 Sensitivity for the worst scenario between +100 and -100 basis points.

13 Sensitivity for the worst scenario between +100 and -100 basis points.

Latin America

Latin American balance sheets are usually positioned for interest rate cuts for both economic value and net interest income, except for net interest income in Mexico, where excess liquidity is invested in the short term in the local currency.

In the first half of 2018, exposure levels in all countries were moderate in relation to the annual budget and capital levels.

At the end of June, net interest income risk over one year, measured as sensitivity to parallel changes in the worst case scenario of ±100 basis points, was concentrated in three countries, Brazil (€55 million), Chile (€48 million) and Mexico (€29 million) as shown in the chart below.

NET INTEREST INCOME (NII) SENSITIVITY14

% of the total

Other: Argentina, Peru and Uruguay.

Risk to the economic value of equity over one year, measured as sensitivity to parallel changes in the worst case scenario of ±100 basis points, was also concentrated in Brazil (€401 million), Chile (€222 million) and Mexico (€136 million).

14 Sensitivity for the worst scenario between +100 and -100 basis points.

ECONOMIC VALUE OF EQUITY (EVE) SENSITIVITY15

% of the total

Other: Argentina, Peru and Uruguay.

1.2Structural exchange-rate risk/hedging of results

Structural exchange rate risk arises from Group operations in currencies, mainly related to permanent financial investments, and the results and the hedging of these investments.

This management is dynamic and seeks to limit the impact on the core capital ratio of movements in exchange rates.

At the end of June 2018, the largest exposures of permanent investments (with their potential impact on equity) were, in order, in Pounds Sterling, US Dollars, Brazilian Reais, Chilean Pesos, Mexican Pesos and Polish Zlotys. The Group hedges some of these positions of a permanent nature with exchange-rate derivatives.

In addition, the Financial Management area is responsible for managing exchange-rate risk for the Group’s expected results and dividends in units where the base currency is not the euro.

1.3Structural equity risk

Santander maintains equity positions in its banking book in addition to those of the trading portfolio. These positions are maintained as available for sale portfolios (capital instruments) or as equity stakes, depending on the percentage or control.

The equity portfolio available for sale of the banking book at the end of June 2018 was diversified in securities in various countries as Spain, China, USA, Netherlands or Morocco, among others. Most of the portfolio is invested in financial activities and insurance sectors. Among other sectors, to a lesser extent, are for example public administrations, or professional, scientific and technical activities.

Structural equity positions are exposed to market risk. VaR is calculated for these positions using market price data series or proxies. At the end of June 2018, the VaR at 99% with a one day time frame was €210 million (€262 million and €323 million at the end of December 2017 and 2016, respectively).

15 Sensitivity for the worst scenario between +100 and -100 basis points.

1.4Structural VaR

A standardized metric such as VaR can be used for monitoring total market risk for the banking book, excluding the trading activity of Santander Global Corporate Banking (the VaR for this activity was described previously), distinguishing between fixed income (considering both interest rates and credit spreads on ALCO portfolios), exchange rate and equities.

In general, structural VaR is not high in terms of the Group’s volume of assets or equity.

Structural VaR (million EUR). VaR at 99% over a one day horizon.

	2018				2017		2016
	Minimum	Average	Maximum	Latest	Average	Latest	Average	Latest
Structural VaR	555.3	607.4	781.8	555.3	878.0	815.7	869.3	922.1
Diversification effect	(303.8)	(344.4)	(371.7)	(332.3)	(337.3)	(376.8)	(323.4)	(316.6)
VaR interest rate*	333.9	368.5	481.1	352.6	373.9	459.6	340.6	327.2
VaR exchange rate	325.1	343.9	386.2	325.1	546.9	471.2	603.4	588.5
VaR equities	200.0	239.3	286.1	209.8	294.5	261.6	248.7	323.0

* Includes credit spread VaR on ALCO portfolios.

2.Methodologies

2.1Structural interest rate risk

The Group analyzes the sensitivity of its net interest income and equity value to changes in interest rates. This sensitivity arises from gaps in maturity dates and the review of interest rates in the different asset and liability items.

The financial measures to adjust the positioning to that sought by the Group are agreed on the basis of the positioning of balance sheet interest rates, as well as the situation and outlook for the market. These measures range from taking positions in markets to defining the interest rate features of commercial products.

The metrics used by the Group to control interest rate risk in these activities are the repricing gap, the sensitivities of net interest income and of economic value of equity to changes in interest rate levels, the duration of equity and Value at Risk (VaR), for the purposes of calculating economic capital.

Assets and liabilities interest rate gap

This is the basic concept for identifying the entity's interest-rate risk profile and measuring the difference between the volume of sensitive assets and liabilities on and off the balance sheet that reprice (i.e. that mature or are subject to rate revisions) at certain times (buckets). This provides an immediate approximation of the sensitivity of the entity's balance sheet and its net interest income and equity value to changes in interest rates.

Net interest income (NII) sensitivity

This is a key measure of the profitability of balance sheet management. It is calculated as the difference in the net interest income during a certain period of time due to a parallel movement in interest rates. The standard period for measuring net interest income sensitivity is one year.

Economic value of equity (EVE) sensitivity

This measures the interest rate risk implicit in equity value, which for the purposes of interest rate risk is defined as the difference between the net current value of assets and the net current value of liabilities outstanding, based on the impact that a change in interest rates would have on those current values.

Treatment of liabilities without defined maturity

In the corporate model, the total volume of the balances of accounts without maturity is divided between stable and unstable balances. This separation between stable and unstable balances is obtained from a model that is based on the relation between balances and their own moving averages.

From this simplified model, the monthly cash flows are obtained and used to calculate NII and EVE sensitivities.

The model requires a variety of inputs:

•	Parameters inherent in the product;
•	Performance parameters of the client (in this case analysis of historic data is combined with the expert business view);
•	Market data; and
•	Historic data of the portfolio.

Pre-payment treatment for certain assets

The pre-payment issue mainly affects fixed-rate mortgages in units where the relevant interest rate curves for the balance sheet are at low levels. This risk is modelled in these units, and this can also be applied, with some modifications, to assets without defined maturity (credit card businesses and similar).

The usual techniques used to value options cannot be applied directly because of the complexity of the factors that determine borrower pre-payments. As a result, the models for assessing options must be combined with empirical statistical models that seek to capture pre-payment performance. Some of the factors conditioning this performance are:

•	Interest rate: the differential between the fixed rate on the mortgage and the market rate at which it could be refinanced, net of cancellation and opening costs;
•	Seasoning: pre-payment tends downward at the start of the instruments life cycle (signing of the contract) and upwards, stabilizing as time passes;
•	Seasonality: redemptions or early cancellations tend to take place at specific dates; and
•	Burnout: decreasing trend in the speed of pre-payment as the instrument’s maturity approaches, which includes:

a.	Age: defines low rates of pre-payment.
b.

Cash pooling: defines as more stable those loans that have already overcome various waves of interest rate falls. In other words, when a portfolio of loans has passed one or more cycles of downward rates and thus high levels of pre-payment, the “surviving” loans have a significantly lower pre-payment probability.

c.	Others: geographic mobility, demographic, social and available income factors, etc.

The series of econometric relations that seek to capture the impact of all these factors is the probability of pre-payment of a loan or pool of loans and is denominated the pre-payment model.

Value at Risk (VaR)

For balance sheet activity and investment portfolios, this is defined as the 99% percentile of the distribution function of losses in equity value, calculated based on the current market value of positions and returns over the last two years, at a particular level of statistical confidence over a certain time horizon. As with trading portfolios, a time frame of two years or at least 520 days from the reference date of the VaR calculation is used.

2.2Structural exchange rate risk/hedging of results

These activities are monitored via position measurements, VaR and results, on a daily basis.

2.3Structural equity risk

These activities are monitored via position measurements, VaR and results, on a monthly basis.

3.System for controlling limits

As already stated for the market risk in trading, under the framework of the annual limits plan, limits are set for balance sheet structural risks, responding to the Group’s risk appetite level.

The main ones are:

Balance sheet structural interest rate risk:

•	Limit on the sensitivity of net interest income to one year.
•	Limit on the sensitivity of economic value of equity.

Structural exchange rate risk:

•	Net position in each currency (for hedging positions of results).

In the event of exceeding one of these limits or their sub limits, the relevant risk management executives must explain the reasons and facilitate the measures to correct it.

D.Pension and actuarial risks

1.Pension risk

When managing the pension fund risks of employees (defined benefit), the Group assumes the financial, market, credit and liquidity risks it incurs for the assets and investment of the fund, as well as the actuarial risks derived from the liabilities, and the responsibilities for pensions to its employees.

The Group’s objective in the sphere of controlling and managing pension risk focuses on identifying, measuring, monitoring, controlling, mitigating and communicating this risk. The Group’s priority is thus to identify and mitigate all the focuses of risk.

This is why the methodology used by the Group estimates every year the combined losses in assets and liabilities in a defined stress scenario from changes in interest rates, inflation, stocks markets and properties, as well as credit and operational risk.

2.Actuarial risk

Actuarial risk is produced by biometric changes in the life expectancy of those with life insurance, from the unexpected increase in the indemnity envisaged in non-life insurance and, in any case, from unexpected changes in the performance of insurance takers in the exercise of the options envisaged in the contracts.

The following are actuarial risks:

Risk of life liability: risk of loss in the value of life insurance liabilities caused by fluctuations in risk factors that affect these liabilities:

i.Mortality/longevity risk: risk of loss from movements in the value of the liabilities deriving from changes in the estimation of the probability of death/survival of those insured.

ii.Morbidity risk: risk of the loss from movements in the value of the liabilities deriving from changes in estimating the probability of disability/incapacity of those insured.

iii.Redemption/fall risk: risk of loss from movements in the value of the liabilities as a result of the early cancellation of the contract, of changes in the exercise of the right of redemption by the insurance holders, as well as options of extraordinary contribution and/or suspending contributions.

iv.Risk of costs: risk of loss from changes in the value of the liabilities derived from negative variances in envisaged costs.

v.Catastrophe risk: losses caused by catastrophic events that increase the entity’s life liability.

Risk of non-life liability: risk of loss from the change in the value of the non-life insurance liability caused by fluctuations in risk factors that affect these liabilities:

i.Premium risk: loss derived from the insufficiency of premiums to cover the disasters that might occur.

ii.Reserve risk: loss derived from the insufficiency of reserves for disasters, already incurred but not settled, including costs from management of these disasters.

iii.Catastrophe risk: losses caused by catastrophic events that increase the entity’s non-life liability.

E.Management of structural liquidity

Structural liquidity management aims to finance the Group’s recurring activity in optimum conditions of maturity and cost and avoid assuming undesired liquidity risks.

Given the retail nature of the Group, commercial branches have continued taking deposits following the selective financing strategy of the Group considering their costs.

Notwithstanding the aforementioned, the different Group companies have maintained frequent issuance activity in the different wholesale funding markets during the year in order to continue strengthening their liquidity position and presence in the markets and take advantage of the better market conditions. The Group issued in the first half of 2018 €23,233 million of medium- and long-term issues, of which €10,097 million were senior debt, €3,055 million were covered bonds and €10,081 million were TLAC (Total Loss Absorbing Capacity) eligible instruments of which €7,094 million were senior non-preferred, €1,487 were subordinated debt and €1,500 million were preference shares. Maturities of medium- and long-term debt amounted to €14,710 million in the first half of 2018, of which €8,900 million were senior debt, €5,228 million were covered bonds, €275 million were subordinated debt and 306 million were preference shares.  Additionally, securitizations placed in the market amounted to €9,472 million and maturities followed a similar pattern.

In short, all these actions have contributed to strengthen the Group’s balance sheet and capital base and helped to maintain an appropriate liquidity position.

The main aspects in relation to structural management of liquidity during the first half of 2018 were:

▪

Adequate position of structural liquidity. We are essentially a retail bank. Therefore, customer deposits are the main source of funds in our financing structure. These deposits, together with capital and similar instruments, enable us to address most of the Group’s liquidity needs.

Diversification of markets and instruments to obtain liquidity. We have an active presence in several wholesale markets, across the different countries where the Group operates. This strategy limits our dependence on specific markets and allows us to maintain a comfortable capacity of recourse to the markets.

▪

As of June 30, 2018, the balance sheet of the Group was solid, as befits the Group’s retail nature. Lending, which accounted for around 76% of net assets, was fully financed by customer deposits and medium and long term funding. The Group has an adequate structure of medium and long-term issuances, well diversified by products (including, senior debt, senior non-preferred debt, covered bond, subordinated debt and preferred shares) with a moderately conservative maturity (4.9 years as of June 30, 2018). All of this results in moderate needs of recourse to short term wholesale funding at the Group level.

Excluding securitizations, most medium- and long-term issuance activity has been concentrated on Eurozone and UK being Brazil the main contributor to Latin American issuances.

At June 30, 2018, the Group's structural liquidity surplus stood at €158.1 billion on a consolidated basis. This surplus is based mainly on fixed income securities (€164.5 billion) and equities (€20.5 billion), partially offset by short-term funding balance (€21.1 billion) and net borrowed deposits to central banks and credit entities (€5.7 billion).

▪

High capacity to obtain liquidity on the balance sheet. The reserve includes deposits in central banks and cash, unencumbered sovereign debt, undrawn credit lines granted by central banks, as well as other assets eligible as collateral and other undrawn credit lines in official institutions (FHLB, etc.), all of which reinforce the solid liquidity position of the Group and its subsidiaries. As a proof of this sound and ample liquidity position, the Group as a whole exhibits a Liquidity Coverage Ratio (LCR) at 150% as of June 2018 well above the current regulatory limit (100%) and a Net Stable Funding Ratio (NSFR) at 112% as of June 2018 well above 100%.

▪	Access to wholesale markets for liquidity on the basis of short and long-term ratings, which remained above the sovereign debt in the three main agencies.
▪

Independence of the subsidiaries in funding within a coordinated liquidity management. The most important subsidiaries obtain their funding in wholesale markets in accordance with their needs, establishing their own liquidity and contingency plans, without recourse to lines from the parent Bank to finance their activity.

Santander Group performs a continuous internal process to ensure the adequacy of both, its liquidity position and the management, measurement, monitoring and control of its liquidity risk (Group Internal Liquidity Adequacy and Assessment Process). However, in accordance to Santander’s model for liquidity management based on autonomous subsidiaries, this adequacy assessment process in fact encompasses separate adequacy assessment processes at the subsidiary level (each of them an Internal Liquidity Adequacy and Assessment Process), which are complemented and overseen by corporate processes, governance and coordination functions.

All these processes, which are forward looking and integrated into the decision-making and management process, risk management and risk appetite, liquidity planning and overall strategy, have the ultimate objective of ensuring that Group’s entities have and will have adequate liquidity resources to meet their obligations under both normal and stressed conditions and over an appropriate set of time horizons, taking into account all material sources of liquidity risk.

Asset encumbrance

It is important to note the Group’s moderate use of assets as security for structural balance-sheet funding sources. Following the guidelines laid down by the European Banking Authority (EBA) in 2014, the concept of asset encumbrance includes both on-balance-sheet assets provided as security in transactions to obtain liquidity and off-balance-sheet assets that have been received and re-used for the same purpose, as well as other assets associated with liabilities for reasons other than funding.

The reporting of the Group information at June 30, 2018 required by the EBA is as follows:

On-balance-sheet encumbered assets

Encumbrance of collateral received

Encumbered assets and collateral received and matching liabilities

On-balance-sheet encumbered assets amounted to €327.6 billion, around two-thirds of which are loans (mortgage loans, corporate loans, etc.). For their part, off-balance-sheet encumbered assets amounted to €84.7 billion, relating mostly to debt securities received as security in asset purchase transactions and re-used. Taken together, these two categories represent a total of €412.4 billion of encumbered assets, which give rise to €316.7 billion of associated liabilities.

At June 30, 2018, total assets encumbered in funding transactions represented almost 26.5% of the Group’s expanded balance sheet under EBA standards (total assets plus collateral received amounted to €1,558 billion at June 30, 2018). The decrease in this ratio, compared to the figures as of June 30, 2017 and as of December 31, 2017, is due to the less secured funding at the Group level (covered bonds, securitizations and repo in the short term).

Within these encumbered assets, a distinction should be made between the different sources of encumbrance and the role they play in the Group’s funding:

▪

47% of total encumbered assets relate to security provided in medium- and long-term financing transactions (with average maturity of more than one year) to fund the commercial balance-sheet activity. This places the level of “structural” asset encumbrance at 12.4% of the expanded balance sheet under EBA standards.

▪

The other 53% relate to transactions in the short-term market (with average maturity of less than one year) or to security provided in derivative transactions whose purpose is not to fund the ordinary business activity but rather to ensure efficient short-term liquidity management.

Item 7

Recent Events

Directors and Senior Management

Directors

Whilst there have been no changes in the composition of the board of directors of Banco Santander since the filing of our 2017 Form 20-F, the following future changes have been resolved and announced:

-

On June 25, 2018, Rodrigo Echenique informed Banco Santander’s board of directors of his decision to retire from his duties as executive director of the Bank, effective January 1, 2019. After that date, Rodrigo Echenique will remain on the board as non-executive director and member of the appointments committee.

-	On September 25, 2018, the board of directors resolved to:

o

appoint José Antonio Álvarez as vice chairman of the board of Banco Santander (and executive chairman of Santander Spain), replacing Rodrigo Echenique in those roles. Once such appointment is effective Rodrigo Echenique and Guillermo de la Dehesa will remain as directors but cease to be vice chairmen and, therefore, Bruce Carnegie-Brown and José Antonio Álvarez will be the only vice chairmen on Banco Santander’s board of directors; and

o	appoint Andrea Orcel as new CEO of Banco Santander, replacing José Antonio Alvarez and filling the board vacancy of Juan Miguel Villar-Mir who will be resigning in view of the end of his term.

These appointments and Villar-Mir’s resignation will be effective once the relevant approvals (including those resulting from Andrea Orcel’s current employment) are obtained and in no event earlier than January 1, 2019.

Board Committees

Since the filing of our 2017 Form 20-F, the board of directors of Banco Santander has agreed to some changes to the composition of the board committees in order to more efficiently assign tasks and to continue to meet best international practices in terms of corporate governance. Amongst these changes, there are the following:

-	Removal of Ignacio Benjumea from the appointments committee, and

-

Appointment of Álvaro Cardoso to, and removal of Guillermo de la Dehesa from, the risk supervision, regulation and compliance committee. Álvaro Cardoso was also appointed chairman of this committee with effect as of October 1, 2018, replacing Bruce Carnegie-Brown.

In addition, on June 25, 2018, the board of directors appointed the members of the new board’s committee for responsible banking, sustainability and culture, which was created in February 2018, being the appointments effective as of July 1, 2018. The members of this committee are: Ramiro Mato (chairman), Ana Botín, Belén Romana, Homaira Akbari, Sol Daurella, Esther Giménez-Salinas and Ignacio Benjumea. Jaime P. Renovales is the secretary of the committee. On July 24, 2018 Álvaro Cardoso was also appointed as member of this committee with immediate effect.

Senior Management

In the context of the board’s permanent review of its organizational framework and structure to ensure that it is in line with its business and risk strategy and the Simple, Personal and Fair culture, in April 2018 the board of directors approved a plan to simplify and standardize Santander Group's former management titles. In particular, the board replaced the former management titles that historically existed in Spain and were specific of the Bank’s Spanish organizational structure (director general, director general adjunto, subdirector general and subdirector general adjunto) by new titles adapted to international standards and practices (at a corporate level: Group senior executive vice-president, Group executive vice-president and Group vice-president, and, at a subsidiary level: senior executive vice-president, executive vice-president and vice-president).

The above changes do not affect to the specific category of Senior Management (alta dirección) of Banco Santander, S.A., as parent company of Santander Group, relevant for corporate Spanish law and regulatory purposes, which is formed by those managers who meet certain regulatory requirements to be qualified as officers similar to “directores generales” and provide their services in Spain.

In light of the above, the changes in the Senior Management of Banco Santander since the filing of our 20-F are the following:

-	Enrique Álvarez has been included in the Senior Management (alta dirección) category as head of strategy and executive chairman’s office.

-

Angel Rivera and Francisco Javier San Felix are no longer included in the Senior Management (alta dirección) category since they do not provide their services directly to Banco Santander but instead to its subsidiaries (they are still holding their positions as head of retail and commercial banking in Santander Mexico and Santander UK, respectively).

-

Keiran Foad, who was already in the Senior Management category, has been appointed as the Group's new chief risk officer with effect as of July 1, 2018, taking over from José María Nus, who will continue in the Senior Management category supporting and advising the executive chairman Ana Botín on strategic projects related to risk.

-	Dirk Marzluf has been appointed as new head of technology and operations in lieu of Andreu Plaza with effect as of September 1, 2018.

The following is a summary of the relevant business experience and principal business activities of Enrique Álvarez and Dirk Marzluf:

Enrique Álvarez

Born in 1978. He joined the Group in 2015 as deputy head of strategy. He is currently global head of the strategy and executive chairman’s office corporate area and global head of the insurance area. He is also a director of Open Digital Services, S.L., Santander Fintech Limited and Zurich Santander Insurance America, S.L. Previously he was a partner in McKinsey & Company.

Dirk Marzluf

Born in 1970. He joined the Group in 2018 as head of IT and operations. Previously he held several positions in AXA Group, where he served as group CIO since 2013 leading the insurance group’s technology and information security transformation, and being co-sponsor of its digital strategy. His global technology leadership roles include previous work at Accenture, Daimler Chrysler and Winterthur Group.

Changes to the Bylaws and to the Rules and Regulations of the Board

Changes to the Bylaws

On May 8, 2018 the European Central Bank granted the authorization to the amendment of the Bylaws approved by the last general shareholders’ meeting held on March 23, 2018, amendments that were registered with the Commercial Registry of Cantabria.

Changes to the Rules and Regulations of the Board

At the meeting held on June 25, 2018, the board of directors resolved to amend article 21 of the Rules and Regulations of the Board, which regulates the committee for responsible banking, sustainability and culture, removing the requirement that this committee had to be chaired by the chairman of the board. This amendment has been registered with the Commercial Registry of Cantabria.

The updated versions of the Bylaws and the Rules and Regulations of the Board are available on the Group’s website (www.santander.com).

Acquisitions, Dispositions, Reorganizations and Other Recent Events

The main acquisitions or dispositions of ownership interests and other recent events from December 31, 2017 to the date of filing of this report on Form 6-K are discussed in Note 2 and Note 1.h to our consolidated interim financial statements.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table shows the repurchases of shares made by the Bank or any of its affiliates during the first six months of 2018:

			(c) Total number of shares (or	(d) Maximum number (or
	(a) Total number of	(b) Average price	units) purchased as part of	approximate dollar value) of shares
	shares -or units	paid per share (or	publicly announced plans or	(or units) that may yet be purchased
2018	purchased	unit) in euros	programs	under the plans or programs
January	25,027,099	5.79	―	―
February	23,443,702	5.61	―	―
March	22,350,762	5.38	―	―
April	5,123,166	5.33	―	―
May	17,625,843	5.29	―	―
June	22,356,073	4.79	―	―
Total	115,926,645

During the first six months of 2018, all purchases and sales of equity securities were made in open-market transactions.

Item 8

Exhibits

Exhibit Number	Description
1.1	English translation of the Bylaws (Estatutos) of Banco Santander, S.A.
7.1	Ratios of earnings to fixed charges

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 6-K and that it has duly caused and authorized the undersigned to sign this report on its behalf.

BANCO SANTANDER, S.A.

By:	/s/ José G. Cantera
Name:	José G. Cantera
Title:	Chief Financial Officer

Date: September 28, 2018

INDEX TO FINANCIAL STATEMENTS

(a)Index to Financial Statements

SANTANDER GROUP

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS AS AT JUNE 30, 2018 AND DECEMBER 31, 2017

(Millions of euros)

ASSETS (*)	Note	06-30-2018	12-31-2017
CASH, CASH BALANCES AT CENTRAL BANKS AND OTHER DEPOSITS ON DEMAND		107,687	110,995

FINANCIAL ASSETS HELD FOR TRADING	5	112,947	125,458
Memorandum items: lent or delivered as guarantee with disposal or pledge rights		30,793	50,891

NON-TRADING FINANCIAL ASSETS MANDATORILY AT FAIR VALUE THROUGH PROFIT OR LOSS	5	5,263
Memorandum items: lent or delivered as guarantee with disposal or pledge rights		—

FINANCIAL ASSETS DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS	5	48,043	34,782
Memorandum items: lent or delivered as guarantee with disposal or pledge rights		5,831	5,766

FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME	5	120,831
Memorandum items: lent or delivered as guarantee with disposal or pledge rights		32,499

FINANCIAL ASSETS AVAILABLE-FOR-SALE	5		133,271
Memorandum items: lent or delivered as guarantee with disposal or pledge rights		—	43,079

FINANCIAL ASSETS AT AMORTIZED COST	5	922,948
Memorandum items: lent or delivered as guarantee with disposal or pledge rights		23,176

LOANS AND RECEIVABLES	5		903,013
Memorandum items: lent or delivered as guarantee with disposal or pledge rights		—	8,147

INVESTMENTS HELD-TO-MATURITY	5		13,491
Memorandum items: lent or delivered as guarantee with disposal or pledge rights		—	6,996

HEDGING DERIVATES		8,348	8,537

CHANGES IN THE FAIR VALUE OF HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RISK		1,143	1,287

INVESTMENTS		9,262	6,184
Investments in affiliates		2,047	1,987
Associated entities		7,215	4,197

ASSETS UNDER INSURANCE OR REINSURANCE CONTRACTS		345	341

TANGIBLE ASSETS	7	23,461	22,974
Property, plant and equipment		21,792	20,650
For own-use		7,787	8,279
Leased out under an operating lease		14,005	12,371
Investment property		1,669	2,324
Of which Leased out under an operating lease		1,272	1,332
Memorandum items: acquired in financial lease		96	96

INTANGIBLE ASSETS	8	27,893	28,683
Goodwill		25,035	25,769
Other intangible assets		2,858	2,914

TAX ASSETS		30,051	30,243
Current tax assets		6,403	7,033
Deferred tax assets		23,648	23,210

OTHER ASSETS		10,068	9,766
Insurance contracts linked to pensions		223	239
Inventories		164	1,964
Other		9,681	7,563

NON-CURRENT ASSETS HELD FOR SALE	6	5,543	15,280
TOTAL ASSETS		1,433,833	1,444,305

(*) See reconciliation of IAS 39 as at December 31, 2017 to IFRS 9 as at January 1, 2018 (Note 1.b).

The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated balance sheet as at June 30, 2018.

SANTANDER GROUP

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS AS AT JUNE 30, 2018 AND DECEMBER 31, 2017

(Millions of euros)

LIABILITIES (*)	Note	06-30-2018	12-31-2017
FINANCIAL LIABILITIES HELD FOR TRADING	9	75,350	107,624

FINANCIAL LIABILITIES DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS	9	58,153	59,616
Memorandum items: subordinated liabilities		—	—

FINANCIAL LIABILITIES AT AMORTIZED COST	9	1,153,918	1,126,069
Memorandum items: subordinated liabilities		23,939	21,510

HEDGING DERIVATES		6,728	8,044

CHANGES IN THE FAIR VALUE OF HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK		317	330

LIABILITIES UNDER INSURANCE OR REINSURANCE CONTRACTS		936	1,117

PROVISIONS		13,758	14,489
Pensions and other post-retirement obligations	10	5,465	6,345
Other long term employee benefits	10	1,525	1,686
Taxes and other legal contingencies	10	3,084	3,181
Contingent liabilities and commitments		855	617
Other provisions	10	2,829	2,660

TAX LIABILITIES		7,659	7,592
Current tax liabilities		2,481	2,755
Deferred tax liabilities		5,178	4,837

OTHER LIABILITIES		12,569	12,591

LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE		—	—
TOTAL LIABILITIES		1,329,388	1,337,472

SHAREHOLDERS´ EQUITY		117,935	116,265

CAPITAL	11	8,068	8,068
Called up paid capital		8,068	8,068
Unpaid capital which has been called up		—	—
Memorandum items: uncalled up capital		—	—
SHARE PREMIUM		51,053	51,053
EQUITY INSTRUMENTS ISSUED OTHER THAN CAPITAL		542	525
Equity component of the compound financial instrument		—	—
Other equity instruments issued		542	525
OTHER EQUITY		215	216
ACCUMULATED RETAINED EARNINGS		56,967	53,437
REVALUATION RESERVES		—	—
OTHER RESERVES		(1,552)	(1,602)
(-) OWN SHARES		(61)	(22)
PROFIT ATTRIBUTABLE TO SHAREHOLDERS OF THE PARENT	3	3,752	6,619
(-) INTERIM DIVIDENDS		(1,049)	(2,029)

OTHER COMPREHENSIVE INCOME		(23,885)	(21,776)

ITEMS NOT RECLASSIFIED TO PROFIT OR LOSS	11	(2,751)	(4,034)

ITEMS THAT MAY BE RECLASSIFIED TO PROFIT OR LOSS	11	(21,134)	(17,742)

NON-CONTROLLING INTEREST		10,395	12,344
Other comprehensive income		(1,377)	(1,436)
Other elements		11,772	13,780

EQUITY (*)		104,445	106,833
TOTAL EQUITY AND LIABILITIES		1,433,833	1,444,305
MEMORANDUM ITEMS: OFF BALANCE SHEET AMOUNTS	14
Loan commitments granted		210,977	207,671
Financial guarantees granted		13,247	14,499
Other commitments granted		73,061	64,917

(*) See reconciliation of IAS 39 as at December 31, 2017 to IFRS 9 as at January 1, 2018 (Note 1.b).

The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated balance sheet as at June 30, 2018.

SANTANDER GROUP

UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENTS

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2018 AND 2017

(Millions of euros)

		Debit/Credit
		01-01-2018 to	01-01-2017 to
(*)	Note	06-30-2018	06-30-2017
Interest income and other similar income		26,904	28,632
Interest expense		(9,973)	(11,624)
Interest Income/ (charges)		16,931	17,008
Dividend income		264	279
Income from companies accounted for using the equity method		354	293
Commission income		7,475	7,261
Commission expense		(1,586)	(1,501)
Gain or losses on financial assets and liabilities not measured at fair value through profit or loss, net		326	276
Gain or losses on financial assets and liabilities held for trading, net		1,197	1,055
Gains or losses on non-trading financial assets and liabilities mandatorily at fair value through profit or loss		56	—
Gain or losses on financial assets and liabilities measured at fair value through profit or loss, net		132	(47)
Gain or losses from hedge accounting, net		33	(8)
Exchange differences, net		(890)	(416)
Other operating income		813	807
Other operating expenses		(979)	(944)
Income from assets under insurance and reinsurance contracts		1,756	1,378
Expenses from liabilities under insurance and reinsurance contracts		(1,720)	(1,361)
Total income		24,162	24,080
Administrative expenses		(10,265)	(9,897)
Personnel expenses		(5,960)	(5,855)
Other general administrative expenses		(4,305)	(4,042)
Depreciation and amortization		(1,217)	(1,294)
Provisions or reversal of provisions, net		(1,262)	(1,377)
Impairment or reversal of impairment at financial assets not measured at fair value through profit or loss, net		(4,352)	(4,713)
Financial assets at fair value through other comprehensive income		(1)
Financial assets at amortized cost	5	(4,351)
Financial assets measured at cost			(7)
Financial assets available-for-sale			—
Loans and receivables	5		(4,706)
Held-to-maturity investments			—
Impairment of investments in subsidiaries, joint ventures and associates, net		—	—
Impairment on non-financial assets, net		(96)	(97)
Tangible assets		(33)	(28)
Intangible assets		(64)	(40)
Others		1	(29)
Gain or losses on non-financial assets and investments, net		23	26
Gains or losses on non-current assets held for sale not classified as discontinued operations	6	(94)	(143)
Operating profit/ (loss) before tax		6,899	6,585
Tax expense or income from continuing operations		(2,378)	(2,254)
Profit from continuing operations		4,521	4,331
Profit or loss after tax from discontinued operations		—	—
Profit for the period		4,521	4,331
Profit attributable to non-controlling interests		769	715
Profit attributable to the parent		3,752	3,616
Earnings per share	3
Basic		0.22	0.23
Diluted		0.22	0.23

(*) See further detail regarding the impacts of the entry into force of IFRS 9 as at January 1, 2018 (Note 1.b).

The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated income statement for the six-month period ended June 30, 2018.

SANTANDER GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF RECOGNISED INCOME AND EXPENSE

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2018 AND 2017
(Millions of euros)

		01-01-2018 to	01-01-2017 to
(*)	Note	06-30-2018	06-30-2017
CONSOLIDATED PROFIT FOR THE PERIOD		4,521	4,331

OTHER RECOGNISED INCOME AND EXPENSE		(2,000)	(4,018)
Items that will not be reclassified to profit or loss		538	74
Actuarial gains and losses on defined benefit pension plans	11	981	35
Non-current assets held for sale		—	—
Other recognized income and expense of investments in subsidiaries, joint ventures and associates		—	—
Changes in the fair value of equity instruments measured at fair value through other comprehensive income		(136)	—
Gains or losses resulting from the accounting for hedges of equity instruments measured at fair value through other comprehensive income, net		—	—
Changes in the fair value of equity instruments measured at fair value through other comprehensive income (hedged item)		—	—
Changes in the fair value of equity instruments measured at fair value through other comprehensive income (hedging instrument)		—	—
Changes in the fair value of financial liabilities at fair value through profit or loss attributable to changes in credit risk		(33)	—
Income tax relating to items that will not be reclassified		(274)	39
Items that may be reclassified to profit or loss		(2,538)	(4,092)
Hedges of net investments in foreign operations (effective portion)	11	293	310
Revaluation gains (losses)		293	310
Amounts transferred to income statement		—	—
Other reclassifications		—	—
Exchanges differences	11	(2,437)	(4,626)
Revaluation gains (losses)		(2,437)	(4,626)
Amounts transferred to income statement		—	—
Other reclassifications		—	—
Cash flow hedges (effective portion)		(138)	(321)
Revaluation gains (losses)		(644)	353
Amounts transferred to income statement		506	(674)
Transferred to initial carrying amount of hedged items		—	—
Other reclassifications		—	—
Financial assets available-for-sale		—	731
Revaluation gains (losses)		—	1,041
Amounts transferred to income statement		—	(310)
Other reclassifications		—	—
Hedging instruments (items not designated)		—	—
Revaluation gains (losses)		—	—
Amounts transferred to income statement		—	—
Other reclassifications		—	—
Debt instruments at fair value with changes in other comprehensive income		(549)	—
Revaluation gains (losses)		(269)	—
Amounts transferred to income statement		(280)	—
Other reclassifications		—	—
Non-current assets held for sale		—	—
Revaluation gains (losses)		—	—
Amounts transferred to income statement		—	—
Other reclassifications		—	—
Share of other recognized income and expense of investments		(85)	(42)
Income tax relating to items that may be reclassified to profit or loss		378	(144)
Total recognized income and expenses		2,521	313
Attributable to non-controlling interests		587	455
Attributable to the parent		1,934	(142)

(*) See further detail regarding the impacts of the entry into force of IFRS 9 as at January 1, 2018 (Note 1.b).

The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated statement of recognized income and expense for the six-month period ended June 30, 2018.

SANTANDER GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2018 AND 2017
(Millions of euros)

												Non-Controlling interest
			Other equity						Profit
			instruments	Other	Accumulated				Attributable to		Other	Other
		Share	issued	equity	retained	Revaluation	Other	(-) Own	shareholders	(-) Interim	comprehensive	comprehensive	Others
(*)	Capital	premium	(not capital)	instruments	earnings	reserves	reserves	shares	of the parent	dividends	income	income	items	Total
Balance as at 12-31-17	8,068	51,053	525	216	53,437	—	(1,602)	(22)	6,619	(2,029)	(21,776)	(1,436)	13,780	106,833
Adjustments due to errors	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Adjustments due to changes in accounting policies	—	—	—	—	—	—	112	—	—	—	(291)	241	(1,533)	(1,471)
Opening balance as at 01-01-18 (**)	8,068	51,053	525	216	53,437	—	(1,490)	(22)	6,619	(2,029)	(22,067)	(1,195)	12,247	105,362
Total recognized income and expense	—	—	—	—	—	—	—	—	3,752	—	(1,818)	(182)	769	2,521
Other changes in equity	—	—	17	(1)	3,530	—	(62)	(39)	(6,619)	980	—	—	(1,244)	(3,438)
Issuance of ordinary shares	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Issuance of preferred shares	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Issuance of other financial instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Maturity of other financial instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Conversion of financial liabilities into equity	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Capital reduction	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Dividends	—	—	—	—	(968)	—	—	—	—	(1,049)	—	—	(418)	(2,435)
Purchase of equity instruments	—	—	—	—	—	—	—	(624)	—	—	—	—	—	(624)
Disposal of equity instruments	—	—	—	—	—	—	1	585	—	—	—	—	—	586
Transfer from equity to liabilities	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Transfer from liabilities to equity	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Transfers between equity items	—	—	—	—	4,498	—	92	—	(6,619)	2,029	—	—	—	—
Increases (decreases) due to business combinations	—	—	—	—	—	—	—	—	—	—	—	—	(822)	(822)
Share-based payment	—	—	—	(69)	—	—	—	—	—	—	—	—	17	(52)
Others increases or (-) decreases of the equity	—	—	17	68	—	—	(155)	—	—	—	—	—	(21)	(91)
Balance as at 06-30-18	8,068	51,053	542	215	56,967	—	(1,552)	(61)	3,752	(1,049)	(23,885)	(1,377)	11,772	104,445

(*) See reconciliation of IAS 39 as at December 31, 2017 to IFRS 9 as at January 1, 2018 (Note 1.b).

The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated statement of changes in total equity for the six-month period ended June 30, 2018.

SANTANDER GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2018 AND 2017
(Millions of euros)

												Non-Controlling interest
			Other equity						Profit
			instruments	Other	Accumulated				Attributable to		Other	Other
		Share	issued	equity	retained	Revaluation	Other		shareholders	(-) Interim	comprehensive	comprehensive	Others
	Capital	premium	(not capital)	instruments	earnings	reserves	reserves	(-) Own shares	of the parent	dividends	income	income	items	Total
Balance as at 12-31-16	7,291	44,912	—	240	49,953	—	(949)	(7)	6,204	(1,667)	(15,039)	(853)	12,614	102,699
Adjustments due to errors	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Adjustments due to changes in accounting policies	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Opening balance as at 01-01-17 (*)	7,291	44,912	—	240	49,953	—	(949)	(7)	6,204	(1,667)	(15,039)	(853)	12,614	102,699
Total recognized income and expense	—	—	—	—	—	—	—	—	3,616	—	(3,758)	(260)	715	313
Other changes in equity	—	—	—	(86)	3,603	—	(113)	(21)	(6,204)	792	—	—	(28)	(2,057)
Issuance of ordinary shares	—	—	—	—	—	—	—	—	—	—	—	—	2	2
Issuance of preferred shares	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Issuance of other financial instruments	—	—	—	—	—	—	—	—	—	—	—	—	592	592
Maturity of other financial instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Conversion of financial liabilities into equity	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Capital reduction	—	—	—	—	—	—	—	—	—	—	—	—	(10)	(10)
Dividends	—	—	—	—	(802)	—	—	—	—	(875)	—	—	(376)	(2,053)
Purchase of equity instruments	—	—	—	—	—	—	—	(772)	—	—	—	—	—	(772)
Disposal of equity instruments	—	—	—	—	—	—	25	751	—	—	—	—	—	776
Transfer from equity to liabilities	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Transfer from liabilities to equity	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Transfers between equity items	—	—	—	—	4,405	—	132	—	(6,204)	1,667	—	—	—	—
Increases (decreases) due to business combinations	—	—	—	—	—	—	—	—	—	—	—	—	11	11
Share-based payment	—	—	—	(62)	—	—	—	—	—	—	—	—	21	(41)
Others increases or (-) decreases of the equity	—	—	—	(24)	—	—	(270)	—	—	—	—	—	(268)	(562)
Balance as at 06-30-17 (*)	7,291	44,912	—	154	53,556	—	(1,062)	(28)	3,616	(875)	(18,797)	(1,113)	13,301	100,955

The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated statement of changes in total equity for the six-month period ended June 30, 2018.

SANTANDER GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2018 AND 2017
(Millions of euros)

(*)	Note	06-30-2018	06-30-2017
A. CASH FLOWS FROM OPERATING ACTIVITIES		(7,132)	12,171
Profit for the period		4,521	4,331
Adjustments made to obtain the cash flows from operating activities		11,360	12,047
Depreciation and amortization		1,217	1,294
Other adjustments		10,143	10,753
Net increase/(decrease) in operating assets		30,839	14,923
Financial assets held-for-trading		(11,425)	(15,510)
Non-trading financial assets mandatorily at fair value through profit or loss		658	—
Financial assets at fair value through profit or loss		7,655	9,160
Financial assets at fair value through other comprehensive income		(2,306)	—
Financial assets available-for-sale		—	10,870
Financial assets at amortized cost		33,482	—
Loans and receivables		—	11,968
Other operating assets		2,775	(1,565)
Net increase/(decrease) in operating liabilities		8,983	12,413
Liabilities held-for-trading financial		(31,499)	(12,291)
Financial liabilities designated at fair value through profit or loss		(1,621)	13,244
Financial liabilities at amortized cost		45,219	10,419
Other operating liabilities		(3,116)	1,041
Income tax recovered/(paid)		(1,157)	(1,697)
B. CASH FLOWS FROM INVESTING ACTIVITIES		6,490	(2,040)
Payments		5,550	4,793
Tangible assets	7	4,926	3,854
Intangible assets		624	719
Investments		—	—
Subsidiaries and other business units	2	—	220
Non-current assets held for sale and associated liabilities		—	—
Held-to-maturity investments		—	—
Other payments related to investing activities		—	—
Proceeds		12,040	2,753
Tangible assets	7	2,459	2,015
Intangible assets		—	—
Investments		548	100
Subsidiaries and other business units		431	—
Non-current assets held for sale and associated liabilities	6	8,602	603
Held-to-maturity investments		—	35
Other proceeds related to investing activities		—	—
C. CASH FLOW FROM FINANCING ACTIVITIES		(811)	(121)
Payments		4,385	3,300
Dividends	3	1,936	1,604
Subordinated liabilities		1,341	432
Redemption of own equity instruments		—	—
Acquisition of own equity instruments		624	772
Other payments related to financing activities		484	492
Proceeds		3,574	3,179
Subordinated liabilities		2,987	1,800
Issuance of own equity instruments	11	—	—
Disposal of own equity instruments		587	787
Other proceeds related to financing activities		—	592
D. EFFECT OF FOREIGN EXCHANGE RATE DIFFERENCES		(1,855)	(2,773)
E. NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		(3,308)	7,237
F. CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD		110,995	76,454
G. CASH AND CASH EQUIVALENTS AT END OF PERIOD		107,687	83,691
COMPONENTS OF CASH AND CASH EQUIVALENTS AT END OF PERIOD
Cash		6,540	6,881
Cash equivalents at central banks		84,721	62,909
Other financial assets		16,426	13,901
Less: Bank overdrafts refundable on demand		—	—
TOTAL CASH AND CASH EQUIVALENTS AT END OF PERIOD		107,687	83,691
In which: restricted cash		—	—

(*) See further detail regarding the impacts of the entry into force of IFRS 9 as at January 1, 2018 (Note 1.b).

The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated statement of cash flows for the six-month period ended June 30, 2018.

Banco Santander, S.A. and Companies composing Santander Group

Explanatory notes to the interim condensed consolidated financial statements for the six-month period ended June 30, 2018

1.    Introduction, basis of presentation of the interim condensed consolidated financial statements and other information

a)    Introduction

Banco Santander, S.A. (“the Bank” or “Banco Santander”) is a private-law entity subject to the rules and regulations applicable to banks operating in Spain.

In addition to the operations carried on directly by it, the Bank is the head of a group of subsidiaries that engage in various business activities and which compose, together with it, Santander Group (“the Group” or “Santander Group”).

b)    Basis of presentation of the interim financial statements

Under Regulation (EC) no. 1606/2002 of the European Parliament and of the Council of July 19, 2002, all companies governed by the law of an EU Member State and whose securities are admitted to trading on a regulated market of any Member State must prepare their consolidated financial statements for the years beginning on or after January 1, 2005 in accordance with the International Financial Reporting Standards (“IFRSs”) as previously adopted by the European Union (“EU-IFRSs”). In order to adapt the accounting system of Spanish credit institutions these standards, the Bank of Spain issued Circular 4/2004, of December 22, on Public and Confidential Financial Reporting Rules and Formats, which was repealed on January 1, 2018 by Bank of Spain Circular 4/2017, of November 27, 2017.

The Group’s consolidated annual accounts for 2017 were authorized by the Bank’s directors (at the board of directors meeting on February 13, 2018) in accordance with EU-IFRS, taking into account Bank of Spain Circular 4/2004, and International Financial Reporting Standards issued by the International Accounting Standards Board (IASB-IFRSs), using the basis of consolidation, accounting policies and measurement bases described in Note 2 to the aforementioned consolidated annual accounts and, accordingly, they presented fairly the Group’s consolidated equity and consolidated financial position at December 31, 2017 and the consolidated results of its operations, the consolidated recognized income and expense, the changes in consolidated equity and the consolidated cash flows in 2017.

These interim financial statements were prepared and are presented in accordance with IAS 34, Interim Financial Reporting, for the preparation of interim condensed financial statements, in conformity with Article 12 of Royal Decree 1362/2007, and taking into account the requirements of Circular 3/2018, of June 28, of the Spanish National Securities Market Commission (“CNMV”), that repealed Circular 1/2008, of January 30, and Circular 5/2015, of October 28, both of the CNMV. The aforementioned interim financial statements were included in the half-year financial report for the first semester of 2018 presented by the Group, under Circular 5/2015 format, in accordance with the single transitory disposition of the Circular 3/2018.

In accordance with IAS 34, the interim financial report is intended only to provide an update on the content of the latest annual consolidated annual accounts authorized for issue, focusing on new activities, events and circumstances occurring during the six-month period, and does not duplicate information previously reported in those latest annual consolidated annual accounts. Consequently, these interim financial statements do not include all the information that would be required for a complete set of consolidated annual accounts prepared in accordance with IFRSs and, accordingly, for a proper comprehension of the information included in these interim financial statements, they should be read together with the Group’s consolidated annual accounts for the year ended December 31, 2017.

The accounting policies and methods used in preparing these interim financial statements are the same as those applied in the consolidated annual accounts for 2017, taking into account the standards and interpretations which came into effect for the Group in the six month period ended June 30, 2018, which are detailed below, and taking into consideration the Circular 4/2017, of November 27 of the Bank of Spain and the Circular 3/2018, of June 28 of CNMV:

- IFRS 9 Financial Instruments – Classification and measurement, hedging and impairment

On January 1, 2018, IFRS 9 Financial instruments entered into force. IFRS 9 establishes the requirements for recognition and measurement of both financial instruments and certain types of non-financial-purchase contracts. The aforementioned requirements should be applied retrospectively, adjusting the opening balance at January 1, 2018, not requiring restatement of the comparative financial statements.

The adoption of IFRS 9 has resulted in changes in the Groups’ accounting policies for the recognition, classification and measurement of financial assets and liabilities and financial assets impairment. IFRS 9 also significantly modifies other standards related to financial instruments such as IFRS 7 "Financial instruments: disclosure".

The main aspects contained in the new regulation are:

a)

Classification of financial instruments: the classification criteria for financial assets depends on the business model for their management and the characteristics of their contractual flows. Depending on these factors, the asset can be measured at amortized cost, at fair value with changes reported in other comprehensive income, or at fair value with changes reported through profit and loss for the period. IFRS 9 also establishes an option to designate an instrument at fair value with changes in profit or loss, under certain conditions. Santander Group uses the following criteria for the classification of financial debt instruments:

-

Amortized cost: financial instruments under a business model whose objective is to collect principal and interest cash flows, over those where no significant unjustified sales exist and fair value is not a key factor in managing these financial assets. In this way, unjustified sales are those that are different from sales related with an increase in the asset´s credit risk, unanticipated funding needs (stress case scenario), even if such sales are significant in value, or from sales of assets that no longer met the credit criteria specified in the entity´s investment policy. Additionally, the contractual cash flow characteristics substantially represent a “basic financing agreement”.

-

Fair value with changes recognized through other comprehensive income: financial instruments held in a business model whose objective is to collect principal and interest cash flows and the sale of these assets, where fair value is a key factor in their management. Additionally, the contractual cash flow characteristics substantially represent a “basic financing agreement”.

-

Fair value with changes recognized through profit or loss: financial instruments included in a business model whose objective is not obtained through the above mentioned models, where fair value is a key factor in managing of these assets, and financial instruments whose contractual cash flow characteristics do not substantially represent a “basic financing agreement”.

Santander Group’s main activity revolves around retail and commercial banking operations, and its exposure does not focus on complex financial products. The main objective of the Group is to achieve consistent classification of financial instruments in the portfolios as established under IFRS 9. To this end, it has developed guidelines containing criteria to ensure consistent classification across all of its units. Additionally, the Group has analyzed its portfolios under these criteria, in order to assign its financial instruments to the appropriate portfolio under IFRS 9. (See table of classification and measurement of financial instruments).

Equity instruments will be classified at fair value under IFRS 9, with changes recognized through profit or loss, unless the Group decides, for non-trading assets, to classify them at fair value with changes recognized through other comprehensive income (irrevocably).

IAS 39 financial liabilities classification and measurement criteria remains substantially unchanged under IFRS 9. Nevertheless, in most cases, the changes in the fair value of financial liabilities designated at fair value with changes recognized through profit or loss for the year, due to the entity credit risk, are classified under other comprehensive income.

b)

Credit risk impairment model: the most important new development compared with the previous model is that the new accounting standard introduces the concept of expected loss, whereas the previous model (IAS 39) is based on incurred loss:

-

Scope of application: the IFRS 9 impairment model applies to financial assets valued at amortized cost, debt instruments valued at fair value with changes reported in other comprehensive income, lease receivables, and commitments and guarantees given not valued at fair value.

-

Use of practical expedients: IFRS 9 includes a number of practical expedients that may be implemented by entities to facilitate implementation. However, in order to achieve full and high quality implementation of the standard, considering industry best practices, these practical expedients will not be widely used:

-Rebuttable presumption that the credit risk has increased significantly when payments are more than 30 days past due: this threshold is used as an additional – but not primary - indicator of significant risk increase. Additionally, there may be cases in the Group where its use has been rebutted as a result of studies that show a low correlation of the significant risk increase with this past due threshold.

-Assets with low credit risk at the reporting date: in general, the Group assesses the existence of significant risk increase in all its financial instruments.

-

Impairment estimation methodology: the portfolio of financial instruments subject to impairment is divided into three categories, based on the stage of each instrument with regard to its level of credit risk:

-    Stage 1: financial instruments for which no significant increase in risk is identified since its initial recognition. In this case, the impairment provision reflects expected credit losses arising from defaults over the following 12 months from the reporting date.

-

Stage 2: if there has been a significant increase in risk since the date of initial recognition, but the impairment event has not materialized the financial instrument is classified as Stage 2. In this case, the impairment provision reflects the expected losses from defaults over the residual life of the financial instrument.

-

Stage 3: a financial instrument is catalogued in this stage when shows effective signs of impairment as a result of one or more events that have already occurred resulting in a loss. In this case, the amount of the impairment provision reflects the expected losses for credit risk over the expected residual life of the financial instrument.

Additionally, on the reporting date, the Group will only recognize the cumulative changes in expected credit losses over the life of the asset from the initial recognition as a value correction for losses for financial assets with credit impairment originated or purchased.

The methodology required for the quantification of expected loss due to credit events will be based on an unbiased and weighted consideration of the occurrence of up to five possible future scenarios that could impact the collection of contractual cash flows, taking into account the time-value of money, all available information relevant to past events, and current conditions and projections of macroeconomic factors deemed relevant to the estimation of this amount (e.g. Gross Domestic Product (GDP), house pricing, unemployment rate, etc.).

The estimation of expected losses requires a high component of expert judgement and it must be supported by past, present and future information. Therefore, these expected loss estimates take into consideration multiple macroeconomic scenarios for which the probability is measured considering past events, current situation and future trends and macroeconomic indicators, such as GDP or unemployment rate.

The Group already uses forward looking information in internal management and regulatory processes, considering several scenarios. In this sense, the Group has leveraged its experience in the management of such information, maintaining consistency with the information used in the other processes.

In estimating the parameters used for impairment provisions calculation (EAD (Exposure at Default), PD (Probability of Default), LGD (Loss Given Default) and discount rate), the Group leveraged on its experience developing internal models for calculating parameters for regulatory and management purposes. The Group is aware of the differences between such models and IFRS 9 requirements for impairment purposes. As a result, it has focused on adapting to such requirements to the development of its IFRS 9 impairment provision models.

-

Determination of significant increase in risk: with the purpose of determine whether a financial instrument has increased its credit risk since initial recognition, proceeding with its classification into Stage 2, the Group considers the following criteria:

Quantitative criteria

Changes in the risk of a default occurring through the expected life of the financial instrument are analyzed and quantified with respect to its credit level in its initial recognition.

With the purpose of determining if such changes are considered as significant, with the consequent classification into Stage 2, each Group unit has defined the quantitative thresholds to consider in each of its portfolios taking into account corporate guidelines ensuring a consistent interpretation in all geographies.

Qualitative criteria

In addition to the quantitative criteria mentioned above, the Group considers several indicators that are aligned with those used in ordinary credit risk management (e.g.: over 30 days past due, forbearances, etc.). Each unit has defined these qualitative criteria for each of its portfolios, according to its particularities and with the policies currently in force.

The use of these qualitative criteria is complemented with the use of an expert judgement.

-	Default definition: the definition considered for impairment provisioning purposes is consistent with that used in the development of advanced models for regulatory capital requirements calculations.
-

Expected life of the financial instrument: with the purpose of its estimation all the contractual terms have been taken into account (e.g. prepayments, duration, purchase options, etc.), being the contractual period (including extension options) the maximum period considered to measure the expected credit losses. In the case of financial instruments with an uncertain maturity period and a component of undrawn commitment (e.g.: credit cards), expected life is estimated considering the period for which the entity is exposed to credit risk and the effectiveness of management practices mitigates such exposure.

-

Impairment recognition: the main change with respect to the current standard related to assets measured at fair value with changes recognized through other comprehensive income. The portion of the changes in fair value due to expected credit losses will be recorded at the current profit and loss account while the rest will be recorded in other comprehensive income.

c)

Hedge accounting: IFRS 9 includes new hedge accounting requirements which have a twofold objective: to simplify current requirements, and to bring hedge accounting in line with risk management, allowing to be a greater variety of derivative financial instruments which may be considered to be hedging instruments. Furthermore, additional breakdowns are required providing useful information regarding the effect which hedge accounting has on financial statements and also on the entity’s risk management strategy. The treatment of macro-hedges is being developed as a separate project under IFRS 9. Entities have the option of continuing to apply IAS 39 with respect to accounting hedges until the project has been completed. According to the analysis performed until now, the Group will continue to apply IAS 39 in hedge accounting.

For breakdowns of the notes, the amendments relating to IFRS 7 have only been applied to the current period. The breakdowns of the comparative information period notes maintain the breakdowns made in the previous period.

The following breakdowns relate to the impact of the adoption of IFRS 9 in the Group:

a)	Classification and measurement of financial instruments

The following table shows a comparison between IAS 39 as of December 31, 2017 and IFRS 9 as of January 1, 2018 of the reclassified financial instruments in accordance with the new requirements of IFRS 9 regarding classification and measurement (without impairment), as well as its book value:

IAS 39			IFRS 9
		Book value		Book value
Balance	Portfolio	(millions of euros)	Portfolio	(millions of euros)
Equity instruments	Financial assets available for sale	2,154	Non-trading financial assets mandatorily at fair value through profit or loss	1,651
	(including those that were valued at cost at December)		Financial assets at fair value through other comprehensive income	533
	Loans and receivables	1,537	Non-trading financial assets mandatorily at fair value through profit or loss	1,497
		457	Financial assets at fair value through other comprehensive income	486
		96	Non-trading financial assets mandatorily at fair value through profit or loss	96
Debt instruments	Financial assets available for sale	6,589	Financial assets at amortized cost	6,704
		203	Financial assets held for trading	203
	Financial assets at fair value through profit or loss	199	Non-trading financial assets mandatorily at fair value through profit or loss	199
	Investments held-to-maturity	13,491	Financial assets at amortized cost	13,491
	Loans and receivables	9,864	Non-trading financial assets mandatorily at fair value through profit or loss	296
			Financial assets at fair value through profit or loss	9,577
Loans and advances	Loans and receivables	1,069	Financial assets at fair value through other comprehensive income	1,107
	Financial assets held for trading	43
	Financial assets at fair value through profit or loss	1,152	Financial assets at amortized cost	1,102
Derivatives	Derivatives – hedging accounting (Liabilities)	10	Derivatives - Financial liabilities held for trading	10

b)	Reconciliation of impairment provisions from IAS 39 to IFRS 9

The following table shows a comparison between IAS 39 as of December 31, 2017 and IFRS 9 as of January 1, 2018 of the impairment provisions of the financial instruments in accordance with the new requirements of IFRS 9:

	Millions of euros
	IAS 39		IFRS 9
	12-31-2017	Impairment impact	01-01-2018
Financial assets at amortized cost	24,682	1,974	26,656
Loans and advances	23,952	2,002	25,954
Debt instruments	730	(28)	702
Financial assets at fair value through other comprehensive income	—	2	2
Debt instruments	—	2	2
Commitments and guarantees granted	617	197	814
Total	25,299	2,173	27,472

Additionally, there is an impairment impact on Investments in joint ventures and associates of EUR 34 million.

c)	Balance sheet reconciliation from IAS 39 to IFRS 9

The following table shows in detail the reconciliation the consolidated balance sheet under IAS 39 as at December 31, 2017 to IFRS 9 as at January 1, 2018 distinguishing between the impacts due to classification and measurement and due to impairment once adopted IFRS 9:

	IAS 39			Classification and		Impairment		IFRS 9
ASSETS (millions of euros)	12-31-2017	Naming modifications (*)		measurement impact		impact		01-01-2018
Cash, cash balances at central banks and other deposits on demand	110,995	—		—		—		110,995
Financial assets held for trading	125,458	—		160		—		125,618
Derivatives	57,243	—		—		—		57,243
Equity instruments	21,353	—		—		—		21,353
Debt instruments	36,351	—		203		—		36,554
Loans and advances	10,511	—		(43)		—		10,468
Non-trading financial assets mandatorily at fair value through profit or loss		933		3,739	(c)	—		4,672
Equity instruments		933		1,651		—		2,584
Debt instruments		—		1,792		—		1,792
Loans and advances		—		296		—		296
Financial assets designated at fair value through profit or loss	34,782	(933)		8,226		—		42,075
Equity instruments	933	(933)		—		—
Debt instruments	3,485	—		(199)		—		3,286
Loans and advances	30,364	—		8,425	(a)	—		38,789
Financial assets at fair value through other comprehensive income		124,229		2,126		(2)		126,353
Equity instruments		2,636		533		—		3,169
Debt instruments		121,593		486		(2)		122,077
Loans and advances		—		1,107		—		1,107
Financial assets available-for-sale	133,271	(124,229)		(9,042)		—
Equity instruments	4,790	(2,636)		(2,154)	(c)	—
Debt instruments	128,481	(121,593)		(6,888)		—
Financial assets at amortized cost		890,094	(a)	21,297		(1,982)	(d)	909,409
Debt instruments		15,557	(b)	20,195	(b)	20		35,772
Loans and advances		874,537		1,102		(2,002)		873,637
Loans and receivables	903,013	(890,094)	(a)	(12,927)		8
Debt instruments	17,543	(15,557)		(1,994)	(c)	8
Loans and advances	885,470	(874,537)		(10,933)	(a)	—
Investments held to maturity	13,491	—		(13,491)	(b)	—		—
Investments	6,184	—		—		(34)		6,150
Other assets (**)	117,111	—		6		680	(e)	117,797
TOTAL ASSETS	1,444,305	—		94		(1,330)		1,443,069

(*)    Due to the entry into force of Bank of Spain Circular 4/2017.

(**)  Includes Hedging derivatives, Changes in the fair value of hedged items in portfolio hedges of interest risk, Reinsurance assets, Tangible assets, Intangible assets, Tax assets, Other assets and Non-current assets held for sale.

a)

The amount of the item ‘Loans and receivables’ at December 31, 2017 is reclassified into ‘Financial assets at amortized cost’. Nevertheless, the Group maintained a portfolio of loans and receivables for an approximate amount of 8,600 million of euros, which relate mainly to Brazil, which was designated at amortized cost; as a result of the initial implementation of IFRS 9 this portfolio has been designated as fair value and finally it has been reclassified as ‘Financial assets designated at fair value through profit or loss’.

b)

Instruments classified as ‘Investments held to maturity' at December 31, 2017 have been reclassified into ‘Financial assets available-for-sale’ because of the initial implementation of IFRS 9. Additionally, after the review of the business model of cash flow portfolio in different locations, the group has identified certain groups of assets classified at December 31, 2017 as ‘Financial assets available-for-sale’, which relate mainly to Mexico, Brazil and Consumer Finance business, whose management is orientated towards the maintenance of financial instruments in a portfolio until maturity end; because of that, this asset group has been reclassified as ‘Financial assets at amortized cost’.

c)

The Group has reclassified in ‘Non-trading financial assets mandatory at fair value through profit or loss’ those financial instruments which have not comply with the SPPI test (only principal payment and interests) classified at

December 31, 2017 mainly in ‘Loans and receivables’ and ‘Financial assets available for sale’, which relate mainly to UK and Spain.
d)	It corresponds to the increase in provisions for impairment of the value of the assets included in the item ‘Financial assets at amortized cost’ derived from the change in accounting policy.
e)	This corresponds with increase on provisions for the tax effect referred in section d.

	IAS 39		Classification and	Impairment	IFRS 9
LIABILITIES (millions of euros)	12-31-2017	Naming modifications	measurement impact	impact	01-01-2018
Financial liabilities held for trading	107,624	—	10	—	107,634
Derivatives	57,892	—	10	—	57,902
Short positions	20,979	—	—	—	20,979
Deposits	28,753	—	—	—	28,753
Debt instruments issued	—	—	—	—	—
Other financial liabilities	—	—	—	—	—
Financial liabilities designated at fair value through profit or loss	59,616	—	—	—	59,616
Deposits	55,971	—	—	—	55,971
Debt instruments issued	3,056	—	—	—	3,056
Other financial liabilities	589	—	—	—	589
Financial liabilities at amortized cost	1,126,069	—	—	—	1,126,069
Deposits	883,320	—	—	—	883,320
Debt instruments issued	214,910	—	—	—	214,910
Other financial liabilities	27,839	—	—	—	27,839
Hedging derivatives	8,044	—	(10)	—	8,034
Changes in the fair value of hedged items in portfolio hedges of interest rate risk	330	—	—	—	330
Provisions	14,489	—	—	197	14,686
Commitments and guarantees given	617	—	—	197	814
Other provisions (*)	13,872	—	—	—	13,872
Rest of liabilities (**)	21,300	—	41	(3)	21,338
TOTAL LIABILITIES	1,337,472	—	41	194	1,337,707

(*)   Includes Pensions and other post-retirements obligations, Other long-term employee benefits, Taxes and other legal contingencies, Contingent liabilities and commitments and Other provisions (including endorsements and other contingent liabilities).

(**) Includes Liabilities under insurance or reinsurance contracts, Tax liabilities, Other liabilities and Liabilities associated with non-current assets held for sale.

	IAS 39		Classification and	Impairment	IFRS 9
EQUITY (millions of euros)	12-31-2017	Naming modifications (*)	measurement impact	impact	01-01-2018
Shareholders’ equity	116,265	—	91	(1,401)	114,955
Capital	8,068	—	—	—	8,068
Share premium	51,053	—	—	—	51,053
Equity instruments issued other than capital	525	—	—	—	525
Other equity	216	—	—	—	216
Accumulated retained earnings	53,437	—	—	—	53,437
Revaluation reserves	—	—	—	—	—
Other reserves	(1,602)	—	91	(1,401)	(2,912)
(-) Own shares	(22)	—	—	—	(22)
Profit attributable to shareholders’ of the parent	6,619	—	—	—	6,619
(-)Interim dividends	(2,029)	—	—	—	(2,029)

Other comprehensive income	(21,776)	—	(53)	—	(21,829)
Items not reclassified to profit or loss	(4,034)	919	(152)	—	(3,267)
Actuarial gains or losses on defined benefit pension plans	(4,033)	—	—	—	(4,033)
Non-current assets and disposable groups of items that have been classified as held for sale	—	—	—	—	—
Share in other recognized income and expenses of investments in joint ventures and associates	(1)	5	(5)	—	(1)
Other valuation adjustments	—	—	—	—
Changes in the fair value of equity instruments measured at fair value with changes in other comprehensive income		914	(141)	—	773
Inefficacy of fair value hedges of equity instruments measured at fair value with changes in other comprehensive income		—	—	—	—
Changes in the fair value of financial liabilities at fair value through profit or loss attributable to changes in credit risk		—	(6)	—	(6)
Items that may be reclassified to profit or loss	(17,742)	(919)	99	—	(18,562)
Hedge of net investment in foreign operations (effective part)	(4,311)	—	—	—	(4,311)
Exchange differences	(15,430)	—	—	—	(15,430)
Hedging derivatives. Cash flow hedges (effective part)	152	—	—	—	152
Changes in the fair value of debt instruments measured at fair value with changes in other comprehensive income		1,154	99	—	1,253
Hedging instruments (items not designated)		—	—	—	—
Financial assets available for sale	2,068	(2,068)	—	—
Debt instruments	1,154	(1,154)	—	—
Equity instruments	914	(914)	—	—
Non-current assets	—	—	—	—	—
Share in other income and expenses recognized in investments in joint ventures and associates	(221)	(5)	—	—	(226)
Non-controlling interests	12,344	—	15	(123)	12,236
Other comprehensive income	(1,436)	—	3	—	(1,433)
Other elements	13,780	—	12	(123)	13,669
EQUITY	106,833	—	53	(1,524)	105,362
TOTAL EQUITY AND LIABILITIES	1,444,305	—	94	(1,330)	1,443,069

(*)  Due to the entry into force of Bank of Spain Circular 4/2017.

-      IFRS 15 Revenue from Contracts with Customers (effective for annual reporting periods beginning on or after January 1, 2018) - the new standard on the recognition of revenue from contracts with customers. It supersedes the following standards and interpretations previous in force: IAS 18, Revenue; IAS 11, Construction Contracts; IFRIC 13, Customer Loyalty Programs; IFRIC 15, Agreements for the Construction of Real Estate; IFRIC 18, Transfers of Assets from Customers; and SIC-31, Revenue-Barter Transactions Involving Advertising Services. Under IFRS 15, an entity recognizes revenue in accordance with the core principle of the standard by applying the following five steps: identify the contract(s) with a customer; identify the performance obligations in the contract; determine the transaction price; allocate the transaction price to the performance obligations identified in the contract; and recognize revenue when as the entity satisfies a performance obligation.

-      Clarifications to IFRS 15 income coming from contracts with clients.

The application of the aforementioned accounting Standard and its Clarifications do not have any material effects on the Group’s consolidated annual accounts.

-      Modification to IFRS 4 `Insurance contracts´ applying IFRS 9 "Financial Instruments" (effective for annual reporting periods beginning on or after January 1, 2018). The purpose of the amendment is to give all companies that issue insurance contracts the option to recognize in other comprehensive income, instead of profit or loss, the volatility that could arise when applying IFRS 9, for new contracts before the adoption of the insurance standard and give companies whose activities are mostly insurance-related an optional temporary exemption from the application of IFRS 9 until the year 2021. Entities that defer the application of IFRS 9 will continue to apply the existing norm of Financial Instruments IAS 39.

The deferral of the aforementioned standard does not apply as the required conditions for this deferral are not met.

-      Modification to the IFRS 2 Classification and measurement of share-based payment transactions – The amendments address the following areas: (a) Accounting for the effects that the requirements for the consolidation of the grant have in cash–settled share-based payment transactions, (b) Classification of share–based payment transactions with net settlement features for the tax withholding obligations; and (c) Accounting for modifications of share-based payment transactions terms and conditions from cash-settled to equity-settled payment transactions.

-      Modification of IAS 40 Transfers of investment properties; Changes are made to the existing requirements or provide with some additional guidance on the implementation of such requirements.

-      Improvements to IFRS Cycle 2014-2016 - introduce minor amendments to IFRS 1, referring to the elimination of short-term exemptions for entities that adopt IFRS for the first time, and IAS 28, on the valuation of an investment in an associated or a joint venture at fair value.

-      Modification to the IFRS 9 Financial Instruments - a clarification has been published on the treatment of certain prepayment options in relation to the assessment of contractual cash flows of principal and interest on financial instruments.

-      New interpretation to IFRIC 22 on Foreign currency transactions and advance considerations – When an entity reports a payment of advance consideration in order to recognize the profits associated to the income statement, it shall recognize both the consideration received as a non-monetary liability (deferred income or contract liabilities) in the statement of financial position at the exchange rate obtained according to the IAS 21 The Effects of changes in foreign exchange rates. When the deferred incomes are subsequently recognized in the income statement as incomes, the issue is raised on whether its measurement should reflect: the amount at which the deferred income was originally recognized, namely, when the consideration was originally received; or the consideration amount received is translated to the existing exchange rate on the date when the non-monetary element is generated as income in the income statement, generating an exchange gain or loss that reflects the difference between the amount of the consideration translated (i) to the exchange rate in force in the moment of its receipt and (ii) to the exchange rate in force when it is recognized in the income statement as a profit or loss.

The application of the aforementioned modifications and amendments to the accounting standards do not have any material effects on the Group’s consolidated annual accounts.

Other standards

IFRS 16 (date of entry into force is for annual periods beginning on or after January 1, 2019, with the option of early adoption that the Group has not made use of) establishes the principles for the recognition, valuation, presentation and disclosure of the leases, in order to ensure that both tenant and landlord provide relevant information that presents a true image of these operations. IFRS 16 provides for a single accounting model for the lessee, according to which the lessee must recognize a right-of-use asset and a corresponding financial liability on the balance sheet for all leases, unless the term of the lease is 12 months or less or the value of the underlying asset is low.

The Group is carrying out a global and multidisciplinary project, whose objective is to identify the entire casuistry of lease contracts in the different countries, defining the different criteria to be considered in the transition, and evaluating the calculation of the possible impacts of first application.

The Group is also evaluating the requirements and implications of the new standard in relation to accounting policies, financial reporting, systems, processes, and internal control, assuring a homogeneous implementation in all Group units. While the analysis of the first impact application has not finished, it is expected that the most relevant impact will correspond to real estate lease contracts.

c) Use of critical estimates

The consolidated results and the determination of the consolidated equity are sensitive to the accounting principles and policies, valuation criteria and estimates used by the directors of the Bank in preparing the interim financial statements. The main accounting principles and policies and valuation criteria are indicated in Note 2 of the consolidated annual accounts of the year 2017, except for those indicated in these interim financial statements due to the rules that have come into effect during the first six months of the year 2018.

The interim financial statements contain estimates made by the senior management of the Bank and of the consolidated entities in order to quantify certain of the assets, liabilities, income, expenses and obligations reported herein. These estimates, which were made on the basis of the best information available, relate basically to the following:

1.

The income tax expense, which, in accordance with IAS 34, is recognized in interim periods based on the best estimate of the weighted average tax rate expected by the Group for the full financial year;

2.

The impairment losses on certain assets –Financial assets at fair value through other comprehensive income, financial assets at amortized cost, non-current assets held for sale, investments in subsidiaries, joint ventures and associates, tangible assets and intangible assets;

3.	The assumptions used in the calculation of the post-employment benefit liabilities and commitments and other obligations;
4.	The useful life of the tangible and intangible assets;
5.	The measurement of goodwill arising on consolidation;
6.	The calculation of provisions and the consideration of contingent liabilities;
7.	The fair value of certain unquoted assets and liabilities;
8.	The recoverability of deferred tax assets; and
9.	The fair value of the identifiable assets acquired and the liabilities assumed in business combinations in accordance with IFRS 3.

In the six-month period ended June 30, 2018 there were no significant changes in the estimates made at the 2017 year-end other than those indicated in these interim financial statements.

d) Contingent assets and liabilities

Note 2.o to the Group's consolidated annual accounts for the year ended December 31, 2017 includes information on the contingent assets and liabilities at that date. There were no significant changes in the Group’s contingent assets and liabilities from December 31, 2017 to the date of formal preparation of these interim financial statements.

e) Comparative information

In July 2014, the IASB published IFRS 9, which was adopted with the subsequent amendments by the Group on January 1, 2018. As permitted by the regulation itself, the Group has chosen not to re-classify the comparative financial statements without having re-classified under these criteria the information relating to the six-month period ended June 30, 2017 and to the year ended December 31, 2017 so that it is not comparative. However, Note 1.b includes a reconciliation of balances as of December 31, 2017 under IAS 39 and the corresponding balances as of January 1, 2018 under IFRS 9.

Similarly, to adapt the accounting system of Spanish credit institutions to the changes related to IFRS 15 and IFRS 9, on December 6, 2017, Circular 4/2017, of November 27, of the Bank of Spain, was published, which repeals Circular 4/2004, of December 22, for those years beginning as at January 1, 2018. The adoption of this Circular has modified the breakdown and presentation of certain headings in the financial statements, to adapt them to the aforementioned IFRS 9. Information corresponding to the six-month period ended June 30, 2017 and the year ended December 31, 2017, has not been restated under this Circular.

During the six-month period ended June 30, 2018, the Group changed the accounting policy for recognition of non-controlling interests in equity stake reduction transactions without loss of control. In accordance with international financial reporting standards, the goodwill associated with these transactions must be kept on balance. The non-controlling interests resulting from the equity stake reduction can be accounted for by their participation in the identifiable net assets or by attributing the goodwill associated with the participation sold. In this sense, the Group has chosen to account for the non-controlling interests by its participation in net assets. The application of the accounting policy change, without impact on net equity, was made on January 1, 2018.

The information in Note 3 relating to the ordinary shares outstanding for the six-month period ended June 30, 2017 has been re-classified due to the capital increase described in Note 11.a in accordance with the applicable regulations.

Lastly, in order to interpret the changes in the balances with respect to December 31, 2017, it is necessary to take into consideration the exchange rate effect arising from the volume of foreign currency balances held by the Group in view of its geographic diversity (see Note 51.b to the consolidated annual accounts for the year ended December 31, 2017) and the impact of the appreciation/depreciation of the various currencies against the euro in the first six months of 2018: Mexican peso (3.41%), US dollar (2.87%), Brazilian real (-11.47%), Pound sterling (0.13%), Chilean peso (-2.76%) and Polish zloty (-4.49%); as well as the evolution of the average exchange rates between comparable periods: Mexican peso (-7.72%), US dollar (-6.82%), Brazilian real (-13.05%), Pound sterling (-0.4%), Chilean peso (-1.19%) and Polish zloty (0.86%).

f) Seasonality of the Group’s transactions

The business activities carried on by the Group entities, and their transactions are not cyclical or seasonal in nature. Therefore, no specific disclosures are included in these explanatory notes to the condensed consolidated financial statements for the six-month period ended June 30, 2018.

g) Materiality

In determining the note disclosures to be made on the various items in the financial statements or other matters, the Group, in accordance with IAS 34, took into account their materiality in relation to the financial statements for the six-month period ended June 30, 2018.

h) Events after the reporting period.

From July 1, 2018 to the date on which the interim financial statements for the six month period ended June 30, 2018 were authorized for issue the following significant event occurred at Santander Group:

On July 3, 2018, the Group announced that it has reached an agreement with the Aegon Group, pursuant to which it will be the insurance partner in Spain for the life-insurance business and several branches of general insurance. Such agreement, and the perimeter under which it will be materialized, are subject to various conditions and the process of termination of the current alliance between Banco Popular and its current partner, so it is not possible to estimate when these operations will be closed. These operations are not expected to have a significant impact on the Group's income statement.

On September 28, 2018, Banco Santander announced that the deed of the merger by absorption of Banco Popular by Banco Santander had been registered with the Commercial Registry of Cantabria. Accordingly, Banco Santander had become the issuer (or, as the case may be, the guarantor) of all issuances of Banco Popular outstanding at this date or in which it acted as guarantor (including those carried out by Banco Pastor, S.A.U. and that Banco Popular had previously acquired after the merger by absorption of Banco Pastor, S.A.U. and Popular Banca Privada, S.A.U. by Banco Popular).

i) Condensed consolidated statements of cash flows

The following terms are used in the condensed consolidated statements of cash flows with the meanings specified:

-	Cash flows: inflows and outflows of cash and cash equivalents, which are short-term, highly liquid investments that are subject to an insignificant risk of changes in value.

The Group classifies as cash and cash equivalents the balances recognized under Cash, cash and balances with central banks and other deposits on demand without restrictions in the condensed consolidated balance sheet.

-	Operating activities: the principal revenue-producing activities of credit institutions and other activities that are not investing or financing activities.
-	Investing activities: the acquisition and disposal of long-term assets and other investments not included in cash and cash equivalents.
-	Financing activities: activities that result in changes in the size and composition of the equity and liabilities that are not operating activities.

j) Other information

The economic conditions of the Republic of Argentina during recent years has led the International Monetary Fund to approve a $ 50,000 million line of credit for Argentina. This has further impacted the main economic indicators, including inflation rates. As such, in September 2018 the Group concluded an evaluation and assessed that Argentina is hyperinflationary. The Group estimates that the impact in the consolidated financial statements will not be significant.

2.    Santander Group

Appendices I, II and III to the consolidated annual accounts for the year ended December 31, 2017 provide relevant information on the Group companies at that date and on the companies accounted for under the equity method.

Also, Note 3 to the aforementioned consolidated annual accounts includes a description of the most significant acquisitions and disposals of companies performed by the Group in 2017, 2016 and 2015.

The most significant transactions performed or pending at June 30, 2018 are as follows:

i. Acquisition of Banco Popular Español, S.A.

Regarding the estimation of the purchase adjustments of Banco Popular, S.A. and its subsidiaries by the Parent Company, in accordance with IFRS 3, the Group has finished its assessment exercise of the identifiable assets acquired and liabilities assumed at fair value, without any modification with respect to what was recorded in 2017.

ii. Sale agreement of Banco Popular’s real estate business

In relation with Banco Popular’s real estate business, on August 8, 2017, the Group announced the transaction with the Blackstone Fund for the acquisition by the fund of 51% of, and hence the assignment of control over, part of Banco Popular's real estate business (the “Business”), which comprises a portfolio of foreclosed properties, real estate companies, non-performing loans relating to the real estate sector and other assets related to these activities owned by Banco Popular and its affiliates (including deferred tax assets allocated to specific real estate companies which are part of the transferred portfolio) registered on certain specified dates (March 31, 2017 or April 30, 2017).

The agreements were entered following of the European Commission’s unconditional authorization of the acquisition of Banco Popular by Banco Santander for the purposes of competition law.

The transaction closed on March 22, 2018 following receipt of the required regulatory authorizations and other usual conditions in this type of transactions. The transaction has consisted of the creation of various companies, being the parent company Project Quasar Investments 2017, S.L., in which Banco Popular maintains 49% of the share capital and Blackstone the remaining 51%, and to which Banco Popular and some subsidiaries has transferred the business constituted by the indicated assets, and its participation in the capital of Aliseda Real Estate Management Services, S.L. The price attributed to the contributed assets is approximately 10,000 million euros, of which approximately 70% was financed with third party bank debt. After the contribution to the vehicle by its shareholders of the necessary liquidity for the operation of the business, the 49% stake in the capital of the vehicles was recorded in the consolidated balance sheet of the Group for EUR 1,701 million in the "Investments in joint ventures and associates - entities" section, without significant impact in the profit and loss account of the Group.

iii. Sale of the 49% stake in Wizink

On March 26, 2018 the Group reported that its subsidiaries Banco Popular Español, S.A. (“Banco Popular”) and Banco Santander Totta, S.A. (“Santander Totta”) had reached an agreement with entities managed by Värde Partners, Inc. ("Varde") and with WiZink Bank, S.A. ("WiZink") under which:

i.  Banco Popular will sell Varde its 49% stake in WiZink and,

ii. Banco Popular and Santander Totta will acquire the business of credit and debit cards marketed by Popular in Spain and Portugal that WiZink had acquired in 2014 and 2016, respectively, from Popular.

With these operations, Santander Group resumes Banco Popular's debit and credit card business, which improves the commercial strategy and facilitates Banco Popular's integration process.

The operations are subject to the pertinent regulatory authorizations and other conditions in this type of operations. Santander Group estimates that the closing of the two operations will occur in the second half of 2018, without significant impact in the profit and loss account of the Group.

iv. Merger by absorption of Banco Santander with Banco Popular

On April 24, 2018 the boards of directors of Banco Santander and Banco Popular Español agreed to approve and sign the merger project by absorption of Banco Popular Español by Banco Santander.

The deed of the merger was registered with the Commercial Registry of Cantabria on September 28, 2018. See Note 1.h Events after the reporting period.

Banco Santander acquired, by universal succession, all the rights and obligations of Banco Popular, including those that had been acquired from Banco Pastor and Popular Banca Privada, by virtue of the merger of the last ones with Banco Popular that was also approved by their respective boards. This transaction has had no impact on the Group's income statement.

v. Acquisition of the retail banking and private banking business of Deutsche Bank Polska, S.A.

On December 14, 2017, the Group announced that its subsidiary Bank Zachodni WBK S.A., together with Banco Santander, S.A., had reached an agreement with Deutsche Bank, A.G. for the acquisition (through a carve out) of the retail banking and private banking business of Deutsche Bank Polska, S.A., excluding the portfolio of mortgages in foreign currency and the business of CIB (Corporate & Investment Banking), and including the asset management company named DB Securities, S.A. (Poland), for an estimated amount of EUR 305 million that will be paid in cash and shares of Bank Zachodni WBK S.A. of new issuance, by acquiring approximately 10% of the shares of Deutsche Bank Polska, S.A. and the partial split of Deutsche Bank Polska, S.A in Bank Zachodni WBK S.A and consequent capital increase in Bank Zachodni WBK S.A to be subscribed by Deutsche Bank, A.G.

The transaction was authorized on March 2, 2018 by the Polish competition regulator and it has been approved by the General Shareholders’ Meetings of Bank Zachodni WBK S.A. and Deutsche Bank Polska, S.A. Some of the corresponding Polish competition regulator authorizations are still pending.

3.    Shareholder remuneration system and earnings per share

a)   Shareholder remuneration system

The cash remuneration paid by the Bank to its shareholders in the first six months of 2018 and 2017 was as follows:

	06-30-2018			06-30-2017
	% of par value	Euros per share	Amount (Millions of euros)	% of par value	Euros per share	Amount (Millions of euros)
Dividend paid out of profit	12.00%	0.0600	968	11.00%	0.0550	802
Dividend paid with a charge to reserves or share premium	12.00%	0.0600	968	11.00%	0.0550	802
Dividend in kind	—	—	—	—	—	—
Total remuneration paid	24.00%	0.1200	1,936	22.00%	0.1100	1,604

On June 30, the Group has registered in the equity the first interim dividend out of 2018 profit, amounting to EUR 0.065 per share, which total amount grows to EUR 1,049 million.

b)   Earnings per share from continuing and discontinued operations

i. Basic earnings per share

Basic earnings per share for the period are calculated by dividing the net profit attributable to the Group for the six-month period adjusted by the after-tax amount relating to the remuneration of contingently convertible preference shares recognized in equity and the capital perpetual preference shares, if applicable, by the weighted average number of ordinary shares outstanding during the period, excluding the average number of treasury shares held in the period.

Accordingly:

	06-30-2018	06-30-2017
Profit attributable to the Parent (millions of euros)	3,752	3,616
Remuneration of contingently convertible preference shares (millions of euros)	(266)	(178)
	3,486	3,438
Of which:
Profit or Loss from discontinued operations (non-controlling interest net) (millions of euros)	—	—
Profit or Loss from continuing operations (non-controlling interest and PPCC retributions net) (millions of euros)	3,486	3,438
Weighted average number of shares outstanding	16,129,055,793	14,823,034,696
Basic earnings per share (euros)	0.22	0.23
Of which: from discontinued operations (euros)	—	—
from continuing operations (euros)	0.22	0.23

ii. Diluted earnings per share

Diluted earnings per share for the period are calculated by dividing the net profit attributable to the Group for the six-month period adjusted by the after-tax amount relating to the remuneration of contingently convertible preference shares recognized in equity and the capital perpetual preference shares, if applicable, by the weighted average number of ordinary shares outstanding during the period, excluding the average number of treasury shares and adjusted for all the dilutive effects inherent to potential ordinary shares (share options, warrants and convertible debt instruments).

Accordingly, diluted earnings per share were determined as follows:

	06-30-2018	06-30-2017
Profit attributable to the Parent (millions of euros)	3,752	3,616
Remuneration of contingently convertible preference shares (millions of euros)	(266)	(178)
Dilutive effect of changes in profit for the period arising from potential conversion of ordinary shares	—	—
	3,486	3,438
Of which:
Profit or Loss from discontinued operations (non-controlling interest net) (millions of euros)	—	—
Profit or Loss from continuing operations (non-controlling interest and PPCC retributions net) (millions of euros)	3,486	3,438
Weighted average number of shares outstanding	16,129,055,793	14,823,034,696
Dilutive effect of:
Options/shares rights	45,858,082	44,860,827
Adjusted number of shares	16,174,913,875	14,867,895,523
Diluted earnings per share (euros)	0.22	0.23
Of which: from discontinued operations (euros)	—	—
from continuing operations (euros)	0.22	0.23

The capital increase operation described in note 11.a has an impact on the basic and diluted earnings per share of the previous year due to the alteration in the number of shares outstanding. For this reason, the information regarding the six-month period ended June 30, 2017 has been restated in accordance with the applicable regulations.

4.    Remuneration and other benefits paid to the Bank’s directors and senior managers

Note 5 to the Group’s consolidated annual accounts for the year ended December 31, 2017 includes the detail of the remuneration and other benefits paid to the Bank’s directors and senior managers in 2017 and 2016.

The main data relating to the aforementioned remuneration and benefits for the six-month periods ended June 30, 2018 and 2017 are summarized as follows:

Remuneration of members of the board of directors (1)

	Thousands of euros
	06-30-2018	30-06-2017

Remuneration from supervision responsibilities and collegiate decisions:
Directors fees	488	575
Bylaw-stipulated emoluments (annual emolument)	1,785	1,866
Sub-total	2,273	2,441

Remuneration for executive functions:
Fixed salary remuneration of executive directors	3,759	3,855
Variable salary remuneration of executive directors	—	—
Life insurance premiums	862	579
Other (except insurance premiums)	691	555
Sub-total	5,312	4,989

Transactions with shares and/or other financial instruments	—	—

Pension funds and plans: endowments and/or contributions (2)	1,341	2,573

	8,926	10,003

(1)	The notes to the annual consolidated financial statements for 2018 will contain detailed and complete information on the remuneration paid to all the directors, including executive directors.

(2)

Corresponds to the endowments and/or contributions made during the first six months of 2018 and 2017 for retirement pensions and supplementary benefits of surviving spouse, child benefits, and permanent disability.

Other benefits of members of the board of directors

	Thousands of euros
	06-30-2018	06-30-2017

Members of the board of directors:
Advances	—	—
Loans granted	84	51
Pension funds and plans: Accumulated rights (1)	75,804	122,591
Guarantees provided for directors	—	—

(1)  Corresponds to the rights accrued by the directors in pension matters. It also includes for informational purposes the rights accumulated by Mr. Rodrigo Echenique Gordillo, although these rights corresponded to Mr. Echenique before his appointment as executive director. Additionally, former members of the board had at June 30, 2018 and June 30, 2017 rights accrued for this concept for EUR 79,465 and EUR 81,615 thousand, respectively.

Remuneration of senior management (1)(2)

The table below includes the corresponding amounts related to remunerations of senior management at June 30, 2018 and 2017, excluding the executive directors:

	Thousands of euros
	06-30-2018	06-30-2017

Senior management:
Total remuneration of senior management	16,972	11,329
Pension funds: Endowments and/or contributions (3)	2,739	6,659

	19,711	17,988

(1)   Remunerations regarding to members of senior management who, during the six month period ended June 30, 2018, had ceased their duties amount to EUR 10 thousand (June 30, 2017: EUR 460 thousand).

(2)   The number of senior managers of the Bank, excluding executive directors, amounts to 18 on June 30, 2018 and amounts to 19 on June 30, 2017.

(3)   Corresponds to the endowments and/or contributions made during the first six months of 2018 and 2017 for retirement pensions.

The annual variable remunerations (or bonuses) for 2017 paid to the directors and the other members of senior management was disclosed in the information on remuneration set forth in the financial statements for that year. Similarly, the variable remunerations allocable to 2018 profit or loss, which will be submitted for approval by the board of directors, will be disclosed in the financial statements for 2018.

Funds and pension plans of senior management

	Thousands of euros
	06-30-2018	06-30-2017

Senior management:
Pension funds: Endowments and / or contributions (1)	62,872	65,262

(1)

Corresponds to the rights accrued by members of senior management in the area of pensions. In addition, former members of senior management had at June 30, 2018 and June 30, 2017 rights accumulated for this same concept for EUR 173,819 and EUR 167,876 thousand, respectively.

Placeholder

5.    Financial assets

a)   Breakdown

The detail, by nature and category for measurement purposes, of the Group's financial assets, other than the balances relating to Cash, cash balances at central banks and other deposits on demand and Hedging derivatives, at June 30,

2018 (IFRS 9) and December 31, 2017 (IAS 39) is as follows, presented by the nature and categories for valuation purposes:

	Millions of euros
	06-30-2018 (*)
	Financial assets held for trading	Non-trading financial assets mandatorily at fair value through profit or loss	Financial assets designated at fair value through profit or loss	Financial assets at fair value through other comprehensive income	Financial assets at amortized cost

Derivatives	55,997	—	—	—	—
Equity instruments	17,670	2,956	—	2,766	—
Debt securities	27,005	2,018	2,912	116,520	39,524
Loans and advances	12,275	289	45,131	1,545	883,424
Central Banks	—	—	8,989	—	15,377
Credit institutions	7,172	—	16,142	—	32,892
Customers	5,103	289	20,000	1,545	835,155
Total	112,947	5,263	48,043	120,831	922,948

(*)  See reconciliation of IAS 39 as at December 31, 2017 to IFRS 9 as at January 1, 2018 (Note 1.b).

	Millions of euros
	12-31-2017
	Financial assets held for trading	Financial assets measured at fair value through profit or loss	Financial assets available-for- sale financial assets	Loans and receivables	Investments held -to- maturity

Derivatives	57,243	—	—	—	—
Equity instruments	21,353	933	4,790	—	—
Debt instruments	36,351	3,485	128,481	17,543	13,491
Loans and advances	10,511	30,364	—	885,470	—
Central Banks	—	—	—	26,278	—
Credit institutions	1,696	9,889	—	39,567	—
Customers	8,815	20,475	—	819,625	—
Total	125,458	34,782	133,271	903,013	13,491

The total of the interest income non-calculated in accordance with the effective interest rate method is 1,345 and 2,165 million euros in the first half of 2018 and 2017, respectively.

The gross exposure of the financial assets by stages of impairment as of June 30, 2018 (IFRS 9) are included below:

	Millions of euros
	06-30-18
	Gross value
	Stage 1	Stage 2	Stage 3	Total

Financial assets at fair value through other comprehensive income	118,064	9	—	118,073
Debt instruments	116,527	—	—	116,527
Loans and advances	1,537	9	—	1,546
Central Banks	—	—	—	—
Credit institutions	—	—	—	—
Customers	1,537	9	—	1,546
Financial assets at amortized cost	856,669	55,282	35,938	947,889
Debt instruments	39,298	16	824	40,138
Loans and advances	817,371	55,266	35,114	907,751
Central Banks	15,377	—	—	15,377
Credit institutions	32,900	—	4	32,904
Customers	769,094	55,266	35,110	859,470
Total	974,733	55,291	35,938	1,065,962

Additionally, the group has recorded EUR 297,285 million in provisions for commitments and financial guarantees granted subject to impairment under IFRS 9, of which EUR 290,802 million are in stage 1, EUR 4,967 million in stage 2 and EUR 1,516 million in stage 3.

b)    Valuation adjustments for impairment of financial assets at amortized cost portfolio

The following is the movement that has taken place, during the six-month periods ended June 30, 2018 (IFRS 9) and 2017 (IAS 39), in the balance of provisions that cover losses due to impairment of assets which comprise the heading balance of the financial assets at amortized cost:

	Millions of euros
	06-30-2018 (*)	06-30-2017
Balance as at beginning of period	26,656	24,899
Impairment losses charged to income for the period	5,174	5,715
Of which:
Impairment losses charged to income	9,042	9,321
Impairment losses reversed with a credit to income	(3,868)	(3,606)
Write-off of impaired balances against recorded impairment allowance	(6,140)	(7,436)
Exchange differences and other changes (**)	(749)	11,125
Balance as at end of period	24,941	34,303
By status of the assets
Impaired assets	16,131	25,339
Of which, arising from country risk	25	27
Other assets	8,810	8,964
Of which:
Individually calculated	6,146	9,618
Collectively calculated	18,795	24,685

(*)  See reconciliation of IAS 39 December 31, 2017 to IFRS 9 January 1, 2018 (Note 1.b).

(**) In 2017 it mainly includes Banco Popular acquisition balances.

Previously written-off assets recovered in the first six months of 2018 and 2017 amounted to EUR 823 million and EUR 1,009 million, respectively. Considering these amounts, the recorded impairment of financial assets at amortized cost amounted to EUR 4,351 million and EUR 4,706 million in the first half of 2018 and 2017, respectively.

The provision of the financial assets by stages of impairment as of June 30, 2018 (IFRS 9) are included below:

	Millions of euros
	06-30-18
	Impairment value correction
	Stage 1	Stage 2	Stage 3	Total

Financial assets at fair value through other comprehensive income	8	—	—	8
Debt instruments	7	—	—	7
Loans and advances	1	—	—	1
Central Banks	—	—	—	—
Credit institutions	—	—	—	—
Customers	1	—	—	1
Financial assets at amortized cost	4,125	4,685	16,131	24,941
Debt instruments	28	14	572	614
Loans and advances	4,097	4,671	15,559	24,327
Central Banks	—	—	—	—
Credit institutions	5	—	7	12
Customers	4,092	4,671	15,552	24,315
Total	4,133	4,685	16,131	24,949

Additionally, the Group has recorded EUR 855 million in provisions for commitments and financial guarantees granted subject to impairment under IFRS 9, of which EUR 421 million are in stage 1, EUR 114 million in stage 2 and EUR 320 million in stage 3.

c)    Impaired assets of financial assets at amortized cost portfolio

The movement produced, during the six-month periods ended June 30, 2018 (IFRS 9) and 2017 (IAS 39) in the balance of financial assets classified as amortized cost and considered doubtful by reason for the credit risk is as follows:

	Millions of euros
	06-30-2018	06-30-2017

Balance as at beginning of period	37,275	33,350
Net additions	5,070	4,156
Written-off assets	(6,140)	(7,436)
Changes in scope of consolidation (*)	—	20,572
Exchange differences and other	(267)	(378)
Balance as at end of period	35,938	50,264

(*)   Includes balances from Banco Popular acquisition as of June 30, 2017.

This amount, after deducting the related allowances, represents the Group's best estimate of the discounted value of the flows that are expected to be recovered from the impaired assets.

d)	Guarantees received

The following is a breakdown of the movement, during the six-month period ended June 30, 2018 (IFRS 9) and 2017 (IAS 39), in the balance of financial assets classified as financial assets at amortized cost and considered as doubtful because of your credit risk:

	Millions of euros
	06-30-18	12-31-17

Collateral guarantees value	508,054	465,016
Of which: non-performing risks	17,848	18,232
Other guarantees value	39,564	42,376
Of which: non-performing risks	3,095	3,886
Total value of the guarantees received (*)	547,618	507,392

(*)  Maximum amount of the guarantee which can be considered, not exceeding the gross amount of the debt, except non performing risk; in this case will be its fair value.

e)Fair value of financial assets not measured at fair value

Following is a comparison of the carrying amounts of the Group’s financial assets measured at other than fair value and their respective fair values at June 30, 2018 (IFRS 9) and December 31, 2017 (IAS 39):

	Millions of euros			Millions of euros
	06-30-18 (*)			12-31-17
	Carrying amount	Fair value		Carrying amount	Fair value
Financial assets at amortized cost			Loans and receivables
Loans and advances	883,424	890,424	Loans and advances	885,470	895,645
Central banks	15,377	15,378	Central banks	26,278	26,301
Loans and advances to credit institutions	32,892	33,011	Loans and advances to credit institutions	39,567	39,887
Loans and advances to customers	835,155	842,035	Loans and advances to customers	819,625	829,457
Debt instruments	39,524	39,313	Debt instruments	31,034	31,094
ASSETS	922,948	929,737	ASSETS	916,504	926,739

(*)  See reconciliation of IAS 39 as at December 31, 2017 to IFRS 9 as at January 1, 2018 (Note 1.b).

The main valuation methods and inputs used in the estimation of the fair value of the financial assets of the previous table are detailed in Note 51.c of the consolidated annual accounts for the year 2017, taking into account IFRS 9 that has come into force on January 1, 2018 (Note 1.b).

6.    Non-current assets held for sale

The detail, by nature, of the Group’s non-current assets held for sale at June 30, 2018 and December 31, 2017 is as follows:

	Millions of euros
	06-30-2018	12-31-2017

Tangible assets	5,541	11,661
Of which:
Foreclosed assets	5,450	11,566
Of which: Property assets in Spain (*)(**)	4,522	10,533
Other tangible assets held for sale	91	95
Other assets	2	3,619
	5,543	15,280

(*)  On March, 2018, the agreement for the operation of the real estate business of Popular with Blackstone was materialized (Note 2).

(**) Foreclosed assets by businesses in Spain will be disclosed hereafter.

As June 30, 2018, the hedges constituted for the total of non-current assets for sale represent 49.5% (50% as of December 31, 2017, without considering the assets of the popular real estate business sold in March 2018). The provisions made during the first six months of these years amounted to 159 and 206 million euros, respectively, and the recoveries made during that year amounted to 13 and 17 million euros, respectively.

Without considering the aforementioned agreement (Note 2), during the first half of 2018, the Group sold, for a net total of approximately EUR 568 million, foreclosed properties with a gross carrying amount of EUR 1,019 million, for which provisions totaling EUR 497 million had been recognized. These sales gave rise to gains of EUR 46 million.

In addition, other tangible assets were sold for EUR 73 million, giving rise to a gain of EUR 6 million.

7.    Tangible assets

a)   Changes in the period

In the first six months of 2018 and 2017, tangible assets were acquired for EUR 4,926 million and EUR 3,854 million, respectively.

Also, in the first six months of 2018 and 2017 tangible asset items were disposed of with a carrying amount of EUR 2,441 million and EUR 1,990 million respectively, giving rise to a net gain of EUR 18 million and EUR 25 million, in both periods.

b)   Impairment losses

In the first six months of 2018 and 2017, there were impairment losses on elements of tangible assets (mainly assets leased out under operating leases) amounting to EUR 33 million and EUR 28 million, which were recognized under Impairment on non-financial assets (net) in the condensed consolidated income statement.

c)   Property, plant and equipment purchase commitments

At June 30, 2018 and 2017, the Group did not have any significant commitments to purchase property, plant and equipment items.

8.    Intangible assets

a)   Goodwill

The detail of Intangible Assets - Goodwill at June 30, 2018 and December 31, 2017, based on the cash-generating units giving rise thereto, is as follows:

	Millions of euros
	06-30-2018	12-31-2017

Santander UK plc	8,387	8,375
Banco Santander (Brazil), S.A.	4,416	4,988
Bank Zachodni WBK S.A.	2,362	2,473
Santander Consumer USA Holdings Inc.	2,065	2,007
Santander Bank, National Association	1,761	1,712
Santander Consumer Germany	1,217	1,217
Santander Asset Management	1,173	1,173
Banco Santander Totta, S.A.	1,040	1,040
Banco Santander (Chile)	657	676
Santander Consumer Bank (Nordics)	500	518
Grupo Financiero Santander (México)	427	413
Other entities (*)	1,030	1,177
	25,035	25,769

(*)  As of June 30, 2018 and December 31, 2017 includes EUR 248 million of Banco Popular Español, S.A.

In the first half of 2018, goodwill decreased by EUR 603 million due to exchange differences, which pursuant to current regulations, were recognized with a debit to Other comprehensive income - items that may be reclassified to profit or loss - Exchange differences in equity through the condensed consolidated statement of recognized income and expense, and EUR 131 million due to Banco Popular’s subsidiaries sale (Note 11).

Note 17 to the consolidated annual accounts for the year ended December 31, 2017 includes detailed information on the procedures followed by the Group to analyze the potential impairment of the goodwill recognized with respect to its recoverable amount and to recognize the related impairment losses, where appropriate.

Accordingly, based on the analysis performed of the available information on the performance of the various cash-generating units which might evidence the existence of indications of impairment, the Group’s directors concluded that in the first half of 2018 there were no impairment losses which required recognition.

b)   Other intangible assets

During the first six months of 2018, impairment losses amounting EUR 64 million were recorded under “Impairment of other non-financial assets, net” in the consolidated income statement.

9.    Financial liabilities

a)   Breakdown

The detail, by nature and category for valuation purposes, of the Group’s financial liabilities, other than hedging derivatives, at June 30, 2018 (IFRS 9) and December 31, 2017 (IAS 39) is as follows:

	Millions of euros
	06-30-2018 (*)			12-31-2017
	Financial liabilities held for trading	Financial liabilities designated at fair value through profit or loss	Financial liabilities at amortized cost	Financial liabilities held for trading	Financial liabilities designated at fair value through profit or loss	Financial liabilities at amortized cost

Derivatives	54,892	—	—	57,892	—	—
Short Positions	14,123	—	—	20,979	—	—
Deposits	6,335	55,416	900,931	28,753	55,971	883,320
Central banks	—	10,293	73,801	282	8,860	71,414
Credit institutions	558	13,242	90,363	292	18,166	91,300
Customer	5,777	31,881	736,767	28,179	28,945	720,606
Debt securities	—	2,309	224,466	—	3,056	214,910
Other financial liabilities	—	428	28,521	—	589	27,839
Total	75,350	58,153	1,153,918	107,624	59,616	1,126,069

(*)  See reconciliation of IAS 39 as at December 31, 2017 to IFRS 9 as at January 1, 2018 (Note 1.b).

b)   Information on issues, repurchases or redemptions of debt instruments issued

The detail of the balance of debt instruments issued according to their nature is:

	Millions of euros
	06-30-18	12-31-17
Bonds and debentures outstanding	182,830	176,719
Subordinated	23,814	21,382
Promissory notes and other securities	20,131	19,865
Total debt instruments issued	226,775	217,966

The detail, at June 30, 2018 and 2017, of the outstanding balance of the debt instruments, excluding promissory notes, which at these dates had been issued by the Bank or any other Group entity is disclosed below. Also included is the detail of the changes in this balance in the first six months of 2018 and 2017:

	Millions of euros
	06-30-2018
	Outstanding beginning balance at 01-01-2018	Perimeter	Issues	Repurchases or redemptions	Exchange rate and other adjustments	Outstanding ending balance at 06-30-2018

Bonds and debentures outstanding	176,719	—	35,957	(29,081)	(765)	182,830
Subordinated	21,382	—	2,987	(644)	89	23,814
Bonds and debentures outstanding and subordinated liabilities issued	198,101	—	38,944	(29,725)	(676)	206,644

	Millions of euros
	06-30-2017
	Outstanding beginning balance at 01-01-2017	Perimeter	Issues	Repurchases or redemptions	Exchange rate and other adjustments	Outstanding ending balance at 06-30-2017

Bonds and debentures outstanding	183,278	11,426	32,406	(39,348)	(8,262)	179,500
Subordinated	19,873	11	1,800	(74)	(583)	21,027
Bonds and debentures outstanding and subordinated liabilities issued	203,151	11,437	34,206	(39,422)	(8,845)	200,527

In March 2018, Banco Santander, S.A. communicated that the placement of preference shares contingently convertible into newly issued ordinary shares of the Bank was carried out, excluding the right of preferential subscription of its shareholders and for a nominal amount of EUR 1,500 million (the "Issuance" and the CCPSs").

The Issuance is made at par and the remuneration of the CCPSs, whose payment is subject to certain conditions and is also discretionary, has been fixed at an annual 4.75% for the first seven years, being revised thereafter every five years applying a margin of 409.7 basis-point over the Mid-Swap Rate in five-year euros (5-year Euro Mid-Swap Rate).

c)    Other issues guaranteed by the Group

At June 30, 2018 and 2017, there were no debt instruments issued by associates or non-Group third parties that had been guaranteed by the Bank or any other Group entity.

d)   Fair value of financial liabilities not measured at fair value

Following is a comparison of the carrying amounts of the Group’s financial liabilities measured at other than fair value and their corresponding fair value at June 30, 2018 and December 31, 2017:

	Millions of euros
	06-30-2018		12-31-2017
	Carrying amount	Fair value	Carrying amount	Fair value
Deposits	900,931	899,853	883,320	883,880
Central banks	73,801	73,251	71,414	70,713
Credit institutions	90,363	90,450	91,300	91,767
Customer	736,767	736,152	720,606	721,400
Debt securities	224,466	227,342	214,910	221,276
Other financial liabilities	28,521	28,508	27,839	27,615
LIABILITIES	1,153,918	1,155,703	1,126,069	1,132,771

The main valuation methods and inputs used in the estimation of the fair value of the financial liabilities in the previous table, other than those mentioned in these interim financial statements, are detailed in Note 51.c of the consolidated annual accounts for 2017.

10.   Provisions

a)    Provisions for Pensions and other post-retirements obligations and Other long term employee benefits

The variation experienced by the balance of the Pensions and other post-retirements obligations and other long term employee benefits from December 31, 2017 to June 30, 2018, is mainly due to lower actuarial losses in the semester as a result of changes in actuarial assumptions (Note 11.c).

b)    Provisions for taxes and other legal contingencies and Other provisions

Set forth below is the detail, by type of provision, of the balances at June 30, 2018 and at December 31, 2017 of Provisions for taxes and other legal contingencies and Other provisions. The types of provision were determined by grouping together items of a similar nature:

	Millions of euros
	06-30-2018	12-31-2017

Provisions for taxes	870	1,006
Provisions for employment-related proceedings (Brazil)	863	868
Provisions for other legal proceedings	1,351	1,307
Provision for customer remediation	716	885
Regulatory framework-related provisions	108	101
Provision for restructuring	556	360
Other	1,449	1,314
	5,913	5,841

Relevant information is set forth below in relation to each type of provision shown in the preceding table.

The provisions for taxes include provisions for tax-related proceedings.

The provisions for employment-related proceedings (Brazil) relate to claims filed by trade unions, associations, the prosecutor's office and ex-employees claiming employment rights to which, in their view, they are entitled, particularly the payment of overtime and other employment rights, including litigation concerning retirement benefits. The number and nature of these proceedings, which are common for banks in Brazil, justify the classification of these provisions in a separate category or as a separate type from the rest. The Group calculates the provisions associated with these claims in accordance with past experience of payments made in relation to claims for similar items. When claims do not fall within these categories, a case-by-case assessment is performed and the amount of the provision is calculated in accordance with the status of each proceeding and the risk assessment carried out by the legal advisers.

The provisions for other legal proceedings include provisions for court, arbitration or administrative proceedings (other than those included in other categories or types of provisions disclosed separately) brought against Santander Group companies.

The provisions for customer remediation include the estimated cost of payments to remedy errors relating to the sale of certain products in the UK and the estimated cost of the Banco Popular floor clauses. To calculate the provision for customer remediation, the best estimate of the provision made by management is used, which is based on the estimated number of claims to be received and, of these, the number that will be accepted, as well as the estimated average payment per case.

The regulatory framework-related provisions include mainly the provisions for the extraordinary contribution to FSCS (Financial Services Compensation Scheme) and the Bank Levy in the UK, and those relating to Banking Tax in Poland.

The provisions for restructuring include only the direct costs arising from restructuring processes carried out by the various Group companies.

Qualitative information on the main litigation is provided in Note 10.c.

Our general policy is to record provisions for tax and legal proceedings in which we assess the chances of loss to be probable and we do not record provisions when the chances of loss are possible or remote. We determine the amounts to be provided for as our best estimate of the expenditure required to settle the corresponding claim based, among other factors, on a case-by-case analysis of the facts and the legal opinion of internal and external counsel or by considering the historical average amount of the loss incurred in claims of the same nature. The definitive date of the outflow of resources embodying economic benefits for the Group depends on each obligation. In certain cases, the obligations do not have a fixed settlement term and, in others, they depend on legal proceedings in progress.

The main changes in provisions for taxes and other legal contingencies and other provisions are disclose in note 10.b. With regard to Brazil, the main charges to profit or loss in the period ended June 30, 2018 were EUR 113 million due to civil contingencies and EUR 206 million arising from employment related claims. This increase was offset partially by the use of available provisions of which EUR 144 million were related to payments of employment-related claims and EUR 83 million due to civil contingencies. With regard with United Kingdom, EUR 16 million due to customer remediation are released, and EUR 64 million are used due to customer remediation. In terms of regulatory framework, EUR 4 million are released, which is offset by the use of EUR 42 million in the semester (Bank Levy and FSCS). In addition, EUR 47 million derived from the regulatory framework and paid in the semester in Poland have been provisioned. An amount of EUR 79 million have been used to compensate customers derived from floor clauses from Banco Popular.

Additionally, a further provision of EUR 236 million was registered in Spain for restructuring process. This increase was partially compensated by the use of EUR 120 million.

c)    Litigation and other matters

i. Tax-related litigation

At June 30, 2018 the main tax-related proceedings concerning the Group were as follows:

-      Legal actions filed by Banco Santander (Brasil) S.A. and certain Group companies in Brazil challenging the increase in the rate of Brazilian social contribution tax on net income from 9% to 15% stipulated by Interim Measure 413/2008, ratified by Law 11,727/2008, a provision having been recognized for the amount of the estimated loss.

-      Legal actions filed by Banco Santander, S.A. (currently Banco Santander (Brasil) S.A.) and other Group entities claiming their right to pay the Brazilian PIS and COFINS social contributions only on the income from the provision of services. In the case of Banco Santander, S.A., the legal action was declared unwarranted and an appeal was filed at the Federal Regional Court. In September 2007, the Federal Regional Court found in favor of Banco Santander, S.A., but the Brazilian authorities appealed the judgment to the Federal Supreme Court. On April 23, 2015, the Federal Supreme Court issued a decision granting leave for the extraordinary appeal filed by the Brazilian authorities with regard to the PIS contribution to proceed and dismiss the extraordinary appeal lodged by the Brazilian Public Prosecutor’s Office in relation to the COFINS contribution. The Federal Supreme Court has not yet handed down its decision on the PIS contribution, and with regard to the COFINS contribution, on May 28, 2015, the Federal Supreme Court in a plenary session unanimously rejected the extraordinary appeal filed by the Brazilian Public Prosecutor’s Office, as well as the petition for clarification (“embargos de declaraçao”) subsequently filed by the Brazilian Public Prosecutor’s Office, which on September 3, 2015 admitted that no further appeals may be filed. In the case of Banco ABN AMRO Real, S.A. (currently Banco Santander (Brasil) S.A.), in March 2007, the court found in its favor, but the Brazilian authorities appealed the judgment to the Federal Regional Court, which handed down a decision partly upholding the appeal in September 2009. Banco Santander (Brasil) S.A. filed an appeal at the Federal Supreme Court. Law 12,865/2013 established a program of payments or deferrals of certain tax and social security debts, under which any entities that availed themselves of the program and withdrew the legal actions brought by them were exempted from paying late-payment interest. In November 2013, Banco Santander (Brasil) S.A. partially availed itself of this program but only with respect to the legal actions brought by the former Banco ABN AMRO Real, S.A. in relation to the period from September 2006 to April 2009, and with respect to other minor actions brought by other entities in its Group. However, the legal actions brought by Banco Santander, S.A. and those of Banco ABN AMRO Real, S.A. relating to the periods prior to September 2006, for which a provision for the estimated loss was recognized, still persist.

-      Banco Santander (Brasil) S.A. and other Group companies in Brazil have appealed the assessments issued by the Brazilian tax authorities questioning the deduction of loan losses in their income tax returns (IRPJ and CSLL) on the grounds that the relevant requirements under the applicable legislation were not met. No provision was recognized in connection with the amount considered to be a contingent liability. In August 2017, the Bank and other entities of the Group have adhered to the program of fractioning and payment of tax debts provided for in Provisional Measure 783/2017 in relation to different administrative processes during the years 1999 to 2005.

-      Banco Santander (Brasil) S.A. and other Group companies in Brazil are involved in administrative and legal proceedings against several municipalities that have demanded payment of Service Tax on certain items of income from transactions not classified as provisions of services. No provision was recognized in connection with the amount considered to be a contingent liability.

-      In addition, Banco Santander (Brasil) S.A. and other Group companies in Brazil are involved in administrative and legal proceedings against the tax authorities in connection with the taxation for social security purposes of certain items which are not considered to be employee remuneration. A provision was recognized in connection with the amount of the estimated loss.

-      In December 2008, the Brazilian tax authorities issued an infringement notice against Banco Santander (Brasil) S.A. in relation to income tax (IRPJ and CSLL) for the period between 2002 to 2004. The tax authorities took the view that Banco Santander (Brasil) S.A. did not meet the necessary legal requirements to be able to deduct the goodwill arising on the acquisition of Banco Santander Banespa, S.A. (currently Banco Santander (Brasil) S.A.). Banco Santander (Brasil) S.A. filed an appeal against the infringement notice at Conselho Administrativo de Recursos Fiscais (the Brazilian Tax Appeal Administrative Council, CARF), which on October 21, 2011 unanimously decided to render the infringement notice null and void. The tax authorities appealed this decision to a higher administrative level. On May 11, 2017, the Superior Chamber of Tax Appeals of the Administrative Council of Tax Appeals, in a split decision, reverted the previous unanimous decision reached by the Brazilian Tax Appeal Administrative Council and issued a judgment in favor of the Brazilian taxing authorities. This decision has been subject to clarification action which has been dismissed, as such, the decision has been appealed. However, the processing of this appeal has been delayed as a result of the estimation of a popular action that has resulted in the annulment of the CARF decision of October 21, 2011, and this body must issue a new resolution on these years. In June 2010 the Brazilian tax authorities issued infringement notices in relation to this same matter for the period between 2005 and 2007. Banco Santander (Brasil) S.A. filed an appeal against these procedures at CARF, which was partially upheld on October 8, 2013. This decision has been appealed. On July 4, 2017 and November 8, 2017, the CARF ruled in favor of the Brazilian taxing authorities with regards to the annual periods for the years ended 2005, 2006 and 2007, given that these rulings are subject to a clarification action and subsequent appeal before the courts. In relation to year 2007, an appeal was also filed challenging the voting process of the decision, and the recession of the procedure related to this year was agreed. In December 2013, the Brazilian tax authorities issued the infringement notice relating to 2008, the last year for amortization of the goodwill. Banco Santander (Brasil) S.A. appealed this infringement notice and the court found in its favor. The Brazilian tax authorities appealed this decision to CARF. Based on the advice of its external legal counsel, the Group considers that the stance taken by the Brazilian tax authorities is incorrect and that there are sound defense arguments to appeal against the infringement notices. Accordingly, the risk of incurring a loss is remote. Consequently, no provisions were recognized in connection with these proceedings because this matter should not affect the interim financial statements.

-      In May 2003 the Brazilian tax authorities issued separate infringement notices against Santander Distribuidora de Títulos e Valores Mobiliarios Ltda. (DTVM, currently Produban Serviços de Informática S.A.) and Banco Santander (Brasil) S.A. (currently Banco Santander (Brasil) S.A.) in relation to the Provisional Tax on Financial Movements (CPMF) with respect to certain transactions carried out by DTVM in the management of its customers’ funds and for the clearing services provided by Banco Santander (Brasil) S.A. to DTVM in 2000, 2001 and the first two months of 2002. The two entities appealed the infringement notices to CARF, with DTVM obtaining a favorable decision and Banco Santander (Brasil) S.A. an unfavorable decision. Both decisions were appealed by the losing parties at the High Chamber of CARF, and unfavorable decisions were received by Banco

Santander (Brasil) S.A. and DTVM on June 12 and 19, 2015, respectively. Both cases were appealed at court in a single proceeding and a provision was recognized for the estimated loss.

-      In December 2010, the Brazilian tax authorities issued an infringement notice against Santander Seguros S.A. (Brazil), current Zurich Santander Brasil Seguros e Previdência S.A., as the successor by merger to ABN AMRO Brazil Dois Participações, S.A., in relation to income tax (IRPJ and CSLL) for 2005. The tax authorities questioned the tax treatment applied to a sale of shares of Real Seguros, S.A. made in that year. The bank filed an appeal for reconsideration against this infringement notice and subsequently appealed before the CARF, whose resolution partly in favor has been appealed by the Unión Federal and Zurich Santander Brasil Seguros e Previdência S.A. As the former parent of Santander Seguros S.A. (Brasil), Banco Santander (Brasil) S.A. is liable in the event of any adverse outcome of this proceeding. No provision was recognized in connection with this proceeding as it was considered to be a contingent liability.

-      In June 2013, the Brazilian tax authorities issued an infringement order against Banco Santander (Brasil) SA as the party responsible for the capital gains tax allegedly obtained in Brazil by the non-resident entity in Brazil, Sterrebeeck BV, on the occasion of the operation of ‘incorporation of ações’ carried out in August 2008. As a result of the aforementioned operation, Banco Santander (Brasil) SA acquired all the shares of Banco ABN AMRO Real SA and ABN AMRO Brasil Dois Participações SA through the delivery to the shareholders of these newly issued share entities of Banco Santander (Brasil) SA, issued in a capital increase carried out for this purpose. The Brazilian tax authorities took the view that in the aforementioned transaction Sterrebeeck B.V. obtained income subject to tax in Brazil consisting of the difference between the issue value of the shares of Banco Santander (Brasil) S.A. that were received and the acquisition cost of the shares delivered in the exchange. After the appeal for reconsideration lodged at the Federal Tax Office was dismissed by the Delegacia da Receita Federal, the Group, in December 2014, appealed the infringement notice to CARF, which, in March 2018, in a split decision settled by the casting vote of the Chairman, has dismissed the appeal filed by the Group. This decision will be subject to clarification action and further appeal at the CARF. Based on the advice of its external legal counsel, the Group considers that the stance taken by the Brazilian tax authorities is incorrect and that there are sound defenses on which to appeal the infringement notice. Accordingly, the risk of incurring a loss is remote. Consequently, the Group has not recognized any provisions in connection with these proceedings because this matter should not affect the interim financial statements.

-      In November 2014 the Brazilian tax authorities issued an infringement notice against Banco Santander (Brasil) S.A. in relation to income tax (IRPJ and CSLL) for 2009 questioning the tax-deductibility of the amortization of the goodwill of Banco ABN AMRO Real S.A. performed prior to the absorption of this bank by Banco Santander (Brasil) S.A., but accepting the amortization performed after the merger. On the advice of its external legal counsel, Banco Santander (Brasil) S.A. lodged an appeal of this decision at the Federal Tax Office and obtained a favorable decision in July 2015. Such decision was appealed by the Brazilian tax authorities before the CARF, which ruled in their favor. Consequently, in November 2016 the Bank lodged an appeal before the Higher Chamber of Tax Appeals. No provision was recognized in connection with this proceeding as it was considered to be a contingent liability.

-      Banco Santander (Brasil) S.A. has also appealed infringement notices issued by the tax authorities questioning the tax deductibility of the amortization of the goodwill arising on the acquisition of Banco Comercial e de Investimento Sudameris S.A. No provision was recognized in connection with this matter as it was considered to be a contingent liability.

-      Banco Santander (Brazil) S.A. and other companies of the Group in Brazil are undergoing administrative and judicial procedures against Brazilian tax authorities for not admitting tax compensation with credits derived from other tax matters, not having registered a provision for such amount since it is considered to be a contingent liability.

-      Legal action brought by Sovereign Bancorp, Inc. (currently Santander Holdings USA, Inc.) claiming its right to take a foreign tax credit for taxes paid outside the United States in fiscal years 2003 to 2005 in connection with a Trust created by Santander Holdings USA, Inc. in relation to financing transactions carried out with an international bank. Santander Holdings USA, Inc. considered that, in accordance with applicable tax legislation, it was entitled to recognize the aforementioned tax credits as well as the related issuance and financing costs. In addition, if the final outcome of this legal action were to be favorable to Santander Holdings USA, Inc., the amounts paid by the entity in relation to this matter with respect to 2006 and 2007 would have to be refunded. On November 13, 2015, the District Court Judge ruled in favor of Santander Holdings USA, Inc., ordering the amounts paid over with respect to 2003 to 2005 to be refunded. The US Government appealed the decision at the US Court of Appeals for the First Circuit and, on December 16, 2016, such Court reversed the District Court’s decision as to the economic substance of the Trust transaction and the foreign tax credits claimed for the Trust transaction, and remanded the case to the District Court for its ruling over certain matters pending resolution, including the refund claim and the justification of sanctions. On March 16, 2017, Santander Holdings USA, Inc. filed a petition with the U.S. Supreme Court to hear its appeal of the First Circuit Court’s decision and on June 26, 2017, the U.S. Supreme Court denied Santander Holdings USA, Inc.’s petition to hear its appeal and referred the case to the District Court as ordered by the U.S. Court of Appeals for the First Circuit. On July 17, 2018, the District Court ruled against Banco Santander. Feasible appeals against this decision are being considered. The estimated loss relating to this litigation is provided for.

-      In 2007, the European Commission opened an investigation into illegal state aid to the Kingdom of Spain in connection with Article 12.5 of the former Consolidated Text of the Corporate Tax Law. The Commission issued the Decision 2011/5/CE of October 28, 2009, on acquisitions of subsidiaries resident in the EU, as well as the decision 2011/282/UE of January 12, 2011, on the acquisition of subsidiaries not resident in the EU, ruling that the deduction regulated pursuant to Article 12.5 constituted illegal State aid. These decisions were subject to appeal by Banco Santander and other companies before the European Union General Court. In November 2014, the General Court delivered judgment annulling the prior decisions, and that judgment was appealed before the European Court of Justice by the Commission. In December 2016, the European Court of Justice delivered judgment setting aside the appeal and remanded the file to the General Court, which shall deliver a new judgment assessing the other annulment pleas raised by the petitioners, which, in turn, may be subject to an appeal before the Court of Justice. The Group, in accordance with the advice from its external lawyers, has not recognized provisions for these suits since they are considered to be a contingent liability.

At the date of approval of these interim financial statements, certain other less significant tax-related proceedings were also in progress.

ii. Non-tax-related proceedings

At June 30, 2018, the main non-tax-related proceedings concerning the Group were as follows:

-    Compensation to customers (customer remediation): claims associated with the sale of certain financial products (mainly payment protection insurance - PPI) by Santander UK to its customers.

As of June 30, 2018, the provision relating to this amount to 301 million British pounds (EUR 340 million) and 356 million British pounds (EUR 401 million) as of December 31, 2017. The provision registered is deemed appropriate given the current situation. This provision will be subject to continuous review on the basis of the amount of claims received and the inquiry raised by the FCA on July 4, 2018 (CP 18/18: Guidance on regular premium PPI complaints and recurring non-disclosure of commission).

-    Delforca: This dispute arose from equity swaps entered into by Gaesco (now Delforca 2008, S.A.) on shares of Inmobiliaria Colonial, S.A. An initial arbitration ruled in favor of the Bank, but this ruling was anulled due to issues regarding the president of the tribunal and one of the items of evidence presented by Delforca. Faced with a second arbitration initiated by the Bank, and after the latter had obtained a preventive attachment in its favor (currently waived), Delforca declared bankruptcy. Prior to this, Delforca and its parent, Mobiliaria Monesa, S.A., launched other lawsuits claiming damages due to the Bank’s actions before civil courts in Madrid, which were later dropped, and in Santander, currently stayed due to preliminary civil rulings.

During the insolvency proceeding, Barcelona Commercial court no. 10 ordered the stay of the arbitration proceeding, the termination of the arbitration agreement, the lack of recognition of the contingent claim and a breach by the Bank, and dismissed the Bank’s request to conclude the proceeding due to the non-existence of insolvency. Following the appeals filed by the Bank, the Barcelona Provincial Appellate Court revoked all these decisions, except the decision to reject the conclusion of the proceeding. Such decision reinitiated the arbitration process, in which the Partial Award was issued and which rejected the procedural exceptions raised by Delforca. Delforca appealed the decisions rejecting the resolution of the arbitration agreement and the recognition of the contingent claim in favor of the Bank. Furthermore, Delforca and its parent have requested from the judge of the insolvency case the repayment of the security deposit executed by the Bank to settle the swaps, given that these were ongoing processes. On May 18, 2018, an award was issued which fully upheld the Bank’s claim amounting to EUR 66 million. On July 26, 2018, the Supreme Court of Madrid has rejected the Partial Award estimating the procedural exceptions raised by Delforca. The Bank has not recognized any provisions connected to this case.

-Former employees of Banco do Estado de São Paulo S.A., Santander Banespa, Cia. de Arrendamiento Mercantil: a claim was filed in 1998 by the association of retired Banespa employees (AFABESP) on behalf of its members, requesting the payment of a half-yearly bonus initially set out in the entity’s Bylaws in the event that the entity obtained a profit and that the distribution of this profit was approved by the Board of Directors.  The bonus was not paid in 1994 and 1995 since the bank did not make a profit and partial payments were made from 1996 to 2000, as agreed by the Board of Directors, and the relevant clause in the Bylaws was eliminated in 2001. The Regional Employment Court ordered the bank to pay this half-yearly bonus in September 2005, and the bank filed an appeal against the decision at the High Employment Court (“TST”) and, subsequently, at the Federal Supreme Court (“STF”). The TST confirmed the judgment against the bank, whereas the STF rejected the extraordinary appeal filed by the bank in a decision adopted by only one of the Court members, thereby also upholding the order issued to the bank. This decision was appealed by the bank and the association. Only the appeal lodged by the bank has been given leave to proceed and will be decided upon by the STF in a plenary session. The STF recently handed down a decision on a matter relating to a third party that upholds one of the main arguments put forward by the Bank. The Bank has not recognized any provisions connected to this case.

-‘Planos económicos’: Like the rest of the banking system, Santander Brazil has been the subject of claims from customers, mostly depositors, and of civil class action lawsuits, arising from a series of legislative changes relating to the calculation of inflation (‘planos económicos’). The claimants considered that their vested rights had been impaired due to the immediate application of these adjustments. In April 2010, the High Court of Justice (STJ) set the limitation period for these class actions at five years, as claimed by the banks, rather than 20 years, as sought by the claimants, which will probably significantly reduce the number of actions brought and the amounts claimed connected with this. As regards the substance of the matter, the decisions issued to date have been adverse for the banks, although two proceedings have been brought at the STJ and the Federal Supreme Court (STF) which are expected to be definitively settled out of court. In August 2010, the STJ handed down a decision finding for the plaintiffs in terms of substance, but excluding one of the “planos” from the claim, thereby reducing the amount thereof, and once again confirming the five-year statute-of-limitations period. Shortly thereafter, the STF issued an injunctive relief order whereby the proceedings in progress were stayed until this court issues a final decision on the matter. Various appeals to the STF are currently being considered in which various matters relating to this case are discussed.

At the end of 2017, the Advocacia Geral da União (AGU), Bacen, Instituto de Defesa do Consumidor (Idec), the Frente Brasileira dos Poupadores (Febrapo) and Federação Brasileira dos Bancos (Febraban) signed an agreement with the aim of terminating the judicial disputes related to economic situation. Discussions have focused on specifying the amount to be paid to each affected customer according to the balance in their notebook at the time of the Plan. Finally, the total value of the payments will depend on the amount of endorsements that there have been and the number of savers who have showed the existence of the account and its balance on the date on which the indices were changed. The terms of the agreement signed by the parties have already been determined by the Supreme Federal Court (STF), with which the final word on the viability of the agreement lies. Provisions registered in order to hedge risks that may derive from the “economic plans”, including those derived from the determination of the agreement pending approval by the STF, are deemed sufficient.

-The intervention, on the grounds of alleged fraud, of Bernard L. Madoff Investment Securities LLC (“Madoff Securities”) by the US Securities and Exchange Commission (“SEC”) took place in December 2008. The exposure of customers of the Group through the Optimal Strategic US Equity (“Optimal Strategic”) subfund was EUR  2,330 million, of which EUR 2,010 million related to institutional investors and international private banking customers, and the remaining EUR 320 million made up the investment portfolios of the Group’s private banking customers in Spain, who were qualifying investors.

At the date of these interim financial statements, certain claims exist against components of the Group in relation to this matter. The Group considers that it behaved at all times with due diligence and that the sale of these products was always transparent and in line with applicable regulations and procedures. Accordingly, the risk of loss is considered to be remote or immaterial.

-

In April 2016, the Competition Directorate of the Spanish “Comisión Nacional de los Mercados y la Competencia” (CNMC) commenced an administrative investigation on several financial entities, including Banco Santander in relation to possible collusive practices or price-fixing agreements, as well as exchange of commercially sensitive information in relation to financial derivative instruments used as hedge against interest rate risk for syndicated loans. In accordance with the Competition Directorate this conduct could constitute a breach of Article 1 of Competition Directorate Law 15/2007, of July 3, as well as article 101 of Treaty on the Functioning of the European Union (TFEU). On February 13, 2018, the CNMC published its decision, by which it fined Santander, Sabadell, BBVA and Caixabank EUR 91 million (EUR 23.9 million for Santander) for offering interest rate derivatives in breach of Article 1 of the Spanish Act 15/2007 on Defense of Competition and 101 of the Treaty of Functioning of the European Union (Case S/DC/0579/16 Derivados Financieros). According to the CNMC, there is evidence that there was coordination between the hedging banks/lenders to coordinate the price of the derivatives and offer clients, in each case, a price different from the “market price”. This decision has been appealed before the Spanish National Court.

-

Floor clauses: as a consequence of the acquisition of Banco Popular Español S.A., the Group is exposed to material transactions with floor clauses. The so-called "floor clauses" or minimum clauses are those under which the borrower accepts a minimum interest rate to be paid to the lender, regardless of the applicable reference interest rate. Banco Popular Español S.A., includes "floor clauses" in certain asset transactions with customers. In relation to this type of clauses, Banco Popular's situation is described below:

On December 21, 2016, the Court of Justice of the European Union declared contrary to European Union law the doctrine established by the Judgment of the 1st Chamber of the Supreme Court of May 9, 2013, pursuant to which it limited the retroactive effect of the nullity of the floor clauses, so that only the amounts collected in application of these clauses were returned as of May 9, 2013. Subsequently, the Judgment of the 1st Chamber of the Supreme Court of February 24, 2017, resolving an appeal by another entity, adapted its jurisprudence on the matter to the Judgment of the Court of Justice of the European Union of December 21, 2016 and, in particular, considered that its ruling of May 9 of 2013, issued within the framework of a collective action, did not cause a res judicata effect with respect to the individual claims that could be raised by consumers in this regard.

These legal rulings and the social impact of the floor clauses led the Spanish government to establish, through Spanish Royal Decree-Law 1/2017, of January 20, urgent measures to protect consumers against floor clauses, a voluntary and extrajudicial process whereby consumers who consider themselves affected by the potential nullity of a floor clause can claim reimbursement. This ruling establishes an extrajudicial channel for conflict resolution but adds nothing that affects the criteria describing the validity of the clauses.

In 2015 and 2016, Banco Popular made extraordinary provisions that, following the Judgment of the European Union's Court of Justice on December 21, 2016, were updated in order to cover the effect of the potential return of the excess interest charged for the application of the floor clauses between the contract date of the corresponding mortgage loans and May 2013. As of June 30, 2018, the amount of the Group's provisions in relation to this matter had increased to EUR 144 million. For this matter, after the purchase of Banco Popular, EUR 317 million provisions have been used by the Group mainly for refunds as a result of the extrajudicial process mentioned above.

-

Other matters: taking into account the declaration of resolution of Banco Popular, the amortization and conversion of its capital instruments and the subsequent transferring to Banco Santander the shares resulting from the aforementioned conversion in exercise of the resolution instrument for the sale of the business of the entity, all under the rules of the single resolution framework in Spain, is unprecedented in Spain or in any other Member State of the European Union. Appeals have been filed against the decision of the Single Resolution Board and against the decision of the FROB agreed upon in execution of the decision of the Single Resolution Board, and claims have also been made against Banco Popular Español, SA, Banco Santander and other Santander Group entities derived from or related to the acquisition of Banco Popular. Since the acquisition of Banco Popular by Banco Santander, various investors, advisers or financial operators have announced their intention to analyze and, as the case may be, confirmed, the filing of claims of various kinds in relation to the aforementioned acquisition. Regarding possible remedies or claims, it is not possible to anticipate all the specific claims that would be asserted, nor their economic implications (particularly when it is possible that potential claims may not quantify their claims, claim new legal interpretations, or involve a very high number of components).

In this context, it must be considered that the outcome of court proceedings is uncertain, particularly in the case of claims for indeterminate amounts, those based on legal issues for which there are no precedents, those that affect a large number of parties or those at a very preliminary stage.

The Bank and the other Group companies are subject to claims and, therefore, are party to certain legal proceedings incidental to the normal course of their business including those in connection with lending activities, relationships with employees and other commercial or tax matters.

With the information available to it, the Group considers that, at June 30, 2018, it had reliably estimated the obligations associated with each proceeding and had recognized, where necessary, sufficient provisions to cover reasonably any liabilities that may arise as a result of these tax and legal situations. It also believes that any liability arising from such claims and proceedings will not have, overall, a material adverse effect on the Group’s business, financial position or results of operations.

11.   Equity

In the six-month periods ended June 30, 2018 and 2017 there were no quantitative or qualitative changes in the Group's equity other than those indicated in the condensed consolidated statements of changes in total equity.

a)	Capital

As a result of the acquisition of Banco Popular mentioned in Note 2, and in order to strengthen and optimize the Bank's equity structure to provide adequate coverage of the acquisition, the Group, on July 3, 2017, reported on the agreement of the executive committee of Banco Santander to increase the capital of the Bank by EUR 729 million by issuing and putting into circulation 1,458,232,745 new ordinary shares of the same class and series as the shares currently in circulation and with preferential subscription rights for the shareholders. The corresponding public deed of capital increase was granted on July 7, 2017. The issue of new shares was carried out at a nominal value of fifty euro cents (EUR 0.50) plus a premium of EUR 4.35 per share, so the total issue rate of the new shares was EUR 4.85 per share and the total effective amount of the capital increase (including nominal and premium) of EUR 7,072 million.

Each outstanding share had been granted a preferential subscription right during the preferential subscription period that took place from July 6 to 20, 2017, where 10 preferential subscription rights were required to subscribe 1 new share.

By public deed dated November 7, 2017, a capital increase was released in the amount of 48 million euros, through which the Santander Dividendo Elección program was implemented, through the issuance of 95,580,136 shares (0.6% of the share capital).

As of December 31, 2017 and June 30, 2018, the Bank's capital stock was represented by 16,136,153,582 shares, with a nominal amount of EUR 8,068 million, in both cases.

b)	Breakdown of other comprehensive income - Items not reclassified to profit or loss and Items that may be reclassified to profit or loss

	Millions of euros
	06-30-2018	12-31-2017
	(IFRS 9) (*)	(IAS 39)
Other comprehensive income accumulated	(23,885)	(21,776)
Items not reclassified to profit or loss	(2,751)	(4,034)
Actuarial gains or losses on defined benefit pension plans	(3,366)	(4,033)
Non-current assets and disposable groups of items that have been classified as held for sale	—	—
Share in other recognized income and expenses of investments in joint ventures and associates	—	(1)
Other valuation adjustments	—	—
Changes in the fair value of equity instruments measured at fair value with changes in other comprehensive income	646
Inefficacy of fair value hedges of equity instruments measured at fair value with changes in other comprehensive income	—
Changes in the fair value of equity instruments measured at fair value with changes in other comprehensive income [item hedged]	—
Changes in the fair value of equity instruments measured at fair value with changes in other comprehensive income [hedging instrument]	—
Changes in the fair value of financial liabilities at fair value through profit or loss attributable to changes in credit risk	(31)
Items that may be reclassified to profit or loss	(21,134)	(17,742)
Hedge of net investments in foreign operations (effective portion)	(4,018)	(4,311)
Exchange differences	(17,934)	(15,430)
Hedging derivatives. Cash flow hedges (effective portion)	92	152
Changes in the fair value of debt instruments measured at fair value with changes in other comprehensive income	1,037
Coverage instruments (items not designated)	—
Financial assets available for sale		2,068
Debt instruments		1,154
Equity instruments		914
Non-current assets held for sale	—	—
Share in other income and expenses recognized in investments in joint ventures and associates	(311)	(221)

(*)   See reconciliation of IAS 39 as at December 31, 2017 to IFRS 9 as at January 1, 2018 (Note 1.b).

c)  Other comprehensive income - Items not reclassified to profit or loss - Actuarial gains or losses on defined benefit pension plans

The changes in the balance of Other comprehensive income - Items not reclassified to profit or loss - Actuarial gains or losses on defined benefit pension plans include the actuarial gains or losses generated in the period and the return on plan assets, less the administrative expenses and taxes inherent to the plan, and any change in the effect of the asset ceiling, excluding amounts included in net interest on the net defined benefit liability (asset). Its variation is shown in the condensed consolidated statement of recognized income and expense.

During the first six months of 2018 actuarial gains on defined benefit pension plans amounts to EUR 981 million, which main impacts are:

-

Decrease of EUR 603 million in the accumulated actuarial losses corresponding to the Group's business in United Kingdom, mainly due to the gains because of the variation of the discount rate (increase from 2.49% to 2.74%), likewise the evolution of the inflation (decrease from 3.15% to 3.07%).

-

Decrease of EUR 155 million in the accumulated actuarial losses corresponding to the Group’s business in Brazil, mainly due to the variation of the discount rate (increase from 9.53% to 10.12% for the pension plans and from 9.65% to 10.17% for the health insurance).

-	Decrease of EUR 126 million in the accumulated actuarial losses corresponding to the Group’s business in Spain, mainly due to the variation of the discount rate (increase from 1.40% to 1.75%).

Likewise, the differences in the cumulative actuarial gains and losses account for a decrease of EUR 97 million as a consequence of the evolution of exchange rates and other effects, mainly in Brazil (depreciation of the real).

d)	Other comprehensive income - Items not reclassified to profit or loss – Changes in the fair value of equity instruments measured at fair value with changes in other comprehensive income

Includes the net amount of unrealized fair value changes in equity instruments at fair value with changes in other comprehensive income.

Below is a breakdown of the composition of the balance as of June 30, 2018 (IFRS 9) under "Other comprehensive income" - Items that cannot be reclassified to profit or loss - Changes in the fair value of debt equity measured at fair value with changes in other comprehensive income depending on the geographical origin of the issuer:

	Millions of euros
	06-30-18 (*)
	Revaluation gains	Revaluation losses	Net revaluation gains/(losses)	Fair value

Equity instruments
Domestic
Spain	31	(225)	(194)	511
International
Rest of Europe	147	(76)	71	560
United States	13	—	13	75
Latin America and rest	764	(8)	756	1,620
	955	(309)	646	2,766
Of which:
Listed	863	(24)	839	2,005
Unlisted	92	(285)	(193)	761

(*)   See reconciliation of IAS 39 as at December 31, 2017 to IFRS 9 as at January 1, 2018 (Note 1.b).

e)     Other comprehensive income - Items that may be reclassified to profit or loss – Hedges of net investments in foreign operations (effective portion) and exchange differences

Other comprehensive income - Items that may be reclassified to profit or loss - Hedges of net investments in foreign operations (effective portion) includes the net amount of the changes in value of hedging instruments in hedges of net investments in foreign operations, in respect of the portion of these changes considered to be effective hedges.

Other comprehensive income - Items that may be reclassified to profit or loss - Exchange differences includes the net amount of exchange differences arising on non-monetary items whose fair value is adjusted against equity and the differences arising on the translation to euros of the balances of the consolidated entities whose functional currency is not the euro.

The net variation of both headings recognized during the first semester of 2018, recorded in the condensed consolidated statement of recognized income and expenses, reflects the effect generated by the recognized depreciation of the currencies, mainly from Brazilian reais and Argentine peso. From this variation, an approximate loss of EUR 603 million corresponds to the valuation at the closing exchange rate of goodwill of the semester (Note 8).

f)     Other comprehensive income – Items that may be reclassified to profit or loss – Changes in the fair value of debt instruments measured at fair value through other comprehensive income

Includes the net amount of unrealized fair value changes in debt instruments at fair value through other comprehensive income.

Below is a breakdown of the composition of the balance as of June 30, 2018 (IFRS 9) and December 31, 2017 (IAS 39) under "Other comprehensive income" - Items that can be reclassified to profit or loss - Changes in the fair value of debt instruments measured at fair value through other comprehensive income depending on the type of instrument and the geographical origin of the issuer:

	Millions of euros
	06-30-18 (*)				12-31-17
			Net				Net
			revaluation				revaluation
	Revaluation	Revaluation	gains/	Fair	Revaluation	Revaluation	gains/	Fair
	gains	losses	(losses)	value	gains	losses	(losses)	value
Debt instruments
Government and central banks debt instruments
Spain	802	(3)	799	41,153	660	(25)	635	48,217
Rest of Europe	345	(8)	337	16,307	306	(24)	282	20,244
Latin America and rest of the world	274	(239)	35	40,442	404	(129)	275	39,132
Private-sector debt instruments	75	(208)	(133)	20,163	90	(128)	(38)	20,888
	1,496	(458)	1,038	118,065	1,460	(306)	1,154	128,481

Equity instruments
Domestic
Spain	—	—	—	—	5	(2)	3	1,373
International
Rest of Europe	—	—	—	—	166	(2)	164	979
United States	—	—	—	—	14	(5)	9	560
Latin America and rest	—	—	—	—	744	(6)	738	1,878
	—	—	—	—	929	(15)	914	4,790
Of which:
Listed	—	—	—	—	828	(5)	823	2,900
Unlisted	—	—	—	—	101	(10)	91	1,890
	—	—	—	—	2,389	(321)	2,068	133,271

(*) See reconciliation of IAS 39 as at December 31, 2017 to IFRS 9 as at January 1, 2018 (Note 1.b).

12.   Segment information

As required by CNMV Circular 1/2008, modified by Circular 5/2015, the detail, by the geographical areas indicated in the aforementioned Circular, of the balance of Interest income for the six-month periods ended June 30, 2018 and 2017 is as follows:

	Revenue by interest by
	geographical area
	(Millions of euros)
	Consolidated
Geographical area	06-30-2018	06-30-2017

Spain	3,707	2,989
Abroad:	23,197	25,643
European Union	6,001	5,944
OECD countries	7,446	7,700
Other countries	9,750	11,999
Total	26,904	28,632

For Group management purposes, the primary level of segmentation, by geographical area, comprises five segments: four operating areas plus Corporate Activities. The operating areas, which include all the business activities carried on therein by the Group, are Continental Europe, the United Kingdom, Latin America and the United States, based on the location of the Group’s assets.

Following is the breakdown of revenue by the geographical segments used by the Group. For the purposes of the table below, revenue is deemed to be that recognized under Interest income, Dividend income, Commission income, Gain on financial assets and liabilities not measured at fair value through profit or loss, net; Gain or losses on financial assets and liabilities held for trading, net; Gain or losses on financial assets and liabilities measured at fair value through profit or loss, net; Gain or losses from hedge accounting; net and Other operating income in the accompanying consolidated income statements for the six-month period ended June 30, 2018 and 2017:

	Revenue (Millions of euros)
	Revenue from external		Inter-segment
	customers		revenue		Total revenue
Segment	06-30-2018	06-30-2017	06-30-2018	06-30-2017	06-30-2018	06-30-2017
Continental Europe	9,972	8,454	310	649	10,282	9,103
United Kingdom	4,170	4,473	234	42	4,404	4,515
Latin America	18,639	20,679	(169)	(396)	18,470	20,283
United States	4,082	4,613	122	74	4,204	4,687
Corporate Activities	337	36	1,735	1,827	2,072	1,863
Inter-segment revenue adjustments and eliminations	—	—	(2,232)	(2,196)	(2,232)	(2,196)
Total	37,200	38,255	—	—	37,200	38,255

Also, following is the reconciliation of the Group’s consolidated profit after tax for the six-month period ended June 30, 2018 and 2017, broken down by business segment, to the profit before tax per the condensed consolidated income statements for these periods:

	Consolidated profit
	(Millions of euros)
Segment	06-30-2018	06-30-2017

Continental Europe	1,645	1,648
United Kingdom	705	837
Latin America	2,633	2,494
United States	472	373
Corporate Activities	(934)	(1,021)
Total profit of the segments reported	4,521	4,331
(+/-) Unallocated profit/loss	—	—
(+/-) Elimination of inter-segment profit/loss	—	—
(+/-) Other profit/loss	—	—
(+/-) Income tax and/or profit from discontinued operations	2,378	2,254
Profit before tax	6,899	6,585

13.   Related parties

The parties related to the Group are deemed to include, in addition to its subsidiaries, associates and jointly controlled entities, the Bank’s key management personnel (the members of its board of directors and the executive vice presidents, together with their close family members) and the entities over which the key management personnel may exercise significant influence or control.

Following is a detail of the transactions performed by the Group with its related parties in the first six months of 2018 and 2017, distinguishing between significant shareholders, members of the Bank’s board of directors, the Bank’s executive vice presidents, Group entities and other related parties. Related party transactions were made on terms equivalent to those that prevail in arm’s-length transactions or, when this was not the case, the related compensation in kind was recognized:

Millions of euros
06-30-2018
Expenses and income	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total

Expenses:
Finance costs	—	—	1	1	2
Management or cooperation agreements	—	—	—	—	—
R&D transfers and licensing agreements	—	—	—	—	—
Leases	—	—	—	—	—
Services received	—	—	—	—	—
Purchases of goods (finished or in progress)	—	—	—	—	—
Valuation adjustments for uncollectible or doubtful debts	—	—	—	—	—
Losses on derecognition or disposal of assets	—	—	—	—	—
Other expenses	—	—	47	—	47
	—	—	48	1	49
Income:
Finance income	—	—	33	6	39
Management or cooperation agreements	—	—	—	—	—
R&D transfers and licensing agreements	—	—	—	—	—
Dividends received	—	—	—	—	—
Leases	—	—	—	—	—
Services rendered	—	—	—	—	—
Sale of goods (finished or in progress)	—	—	—	—	—
Gains on derecognition or disposal of assets	—	—	—	—	—
Other income	—	—	437	14	451
	—	—	470	20	490

	Millions of euros
	06-30-2018
Other transactions	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total

Purchases of tangible, intangible or other assets	—	—	—	—	—
Financing agreements: loans and capital contributions (lender)	—	1	614	56	671
Finance leases (lessor)	—	—	—	—	—
Repayment or termination of loans and leases (lessor)	—	—	290	220	510
Sales of tangible, intangible or other assets	—	—	—	—	—
Financing agreements: loans and capital contributions (borrower)	—	6	195	346	547
Finance leases (lessee)	—	—	—	—	—
Repayment or termination of loans and leases (lessee)	—	4	446	11	461
Guarantees provided	—	—	—	31	31
Guarantees received	—	—	—	—	—
Commitments acquired	—	—	352	—	352
Commitments/guarantees cancelled	—	—	278	2	280
Dividends and other distributed profit	—	4	—	18	22
Other transactions	—	—	9	220	229

Millions of euros
06-30-2017
Expenses and income	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total

Expenses:
Finance costs	—	—	3	—	3
Management or cooperation agreements	—	—	—	—	—
R&D transfers and licensing agreements	—	—	—	—	—
Leases	—	—	—	—	—
Services received	—	—	—	—	—
Purchases of goods (finished or in progress)	—	—	—	—	—
Valuation adjustments for uncollectible or doubtful debts	—	—	—	—	—
Losses on derecognition or disposal of assets	—	—	—	—	—
Other expenses	—	—	9	—	9
	—	—	12	—	12
Income:
Finance income	—	—	26	4	30
Management or cooperation agreements	—	—	—	—	—
R&D transfers and licensing agreements	—	—	—	—	—
Dividends received	—	—	—	—	—
Leases	—	—	—	—	—
Services rendered	—	—	—	—	—
Sale of goods (finished or in progress)	—	—	—	—	—
Gains on derecognition or disposal of assets	—	—	—	—	—
Other income	—	—	325	3	328
	—	—	351	7	358

	Millions of euros
	06-30-2017
Other transactions	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total

Purchases of tangible, intangible or other assets	—	—	—	—	—
Financing agreements: loans and capital contributions (lender)	—	—	223	13	236
Finance leases (lessor)	—	—	—	—	—
Repayment or termination of loans and leases (lessor)	—	4	169	24	197
Sales of tangible, intangible or other assets	—	—	—	—	—
Financing agreements: loans and capital contributions (borrower)	—	3	221	46	270
Finance leases (lessee)	—	—	—	—	—
Repayment or termination of loans and leases (lessee)	—	6	263	18	287
Guarantees provided	—	—	—	101	101
Guarantees received	—	—	—	—	—
Commitments acquired	—	—	—	25	25
Commitments/guarantees cancelled	—	1	14	3	18
Dividends and other distributed profit	—	1	—	13	14
Other transactions	—	—	41	5	46

In addition to the detail provided above, there were insurance contracts linked to pensions amounting to EUR 223 million at June 30, 2018 (June 30, 2017: EUR 423 million).

14   Off-balance-sheet exposures

The off-balance-sheet exposures related to balances representing loans commitments, financial guarantees and other commitments granted, both revocables and non revocables.

Financial guarantees granted include financial guarantees contracts such as financial bank guarantees, credit derivatives, and risks arising from derivatives granted to third parties; non-financial guarantees include other guarantees and irrevocable documentary credits.

Loan and other commitments granted include all off-balance-sheet exposures, which are not classified as guarantees provided, including loans commitment granted.

	Millions of euros
	06-30-18	12-31-17

Loans commitment granted	210,977	207,671
Of which doubtful	241	81
Financial guarantees granted	13,247	14,499
Doubtful	251	254
Bank sureties	12,809	14,033
Credit derivatives sold	187	212
Other commitments granted	73,061	64,917
Other granted guarantees	38,383	37,947
Of which doubtful	1,018	991
Other	34,678	26,970
Of which doubtful	6	—

At June 30, 2018 the Group had registered provisions for guarantees and commitments amounting EUR 855 million and EUR 617 million at December 31, 2017.

15.   Average headcount and number of offices

The average number of employees at the Bank and the Group, by gender, in the six month periods ended June 30, 2018 and 2017 is as follows:

	Bank		Group
Average headcount	06-30-2018	06-30-2017	06-30-2018	06-30-2017

Men	11,585	11,657	91,051	84,758
Women	9,906	9,787	110,833	106,060
	21,491	21,444	201,884	190,818

The number of offices at June 30, 2018 and December 31, 2017 is as follow:

	Group
Number of offices	06-30-2018	12-31-2017

Spain	4,530	4,546
Foreign	8,952	9,151
	13,482	13,697

16.   Other disclosures

a)Valuation techniques for financial assets and liabilities

The following table shows a summary of the fair values, at June 30, 2018 (IFRS 9) and December 31, 2017 (IAS 39), of the financial assets and liabilities indicated below, classified on the basis of the various measurement methods used by the Group to determine their fair value:

	Millions of euros
	06-30-18 (*)			12-31-17
	Published price quotations in active markets	Internal models		Published price quotations in active markets	Internal models
	(Level 1)	(Levels 2 and 3)	Total	(Level 1)	(Levels 2 and 3)	Total

Financial assets held for trading	45,554	67,393	112,947	58,215	67,243	125,458
Non-trading financial assets mandatorily at fair value through profit or loss	2,193	3,070	5,263
Financial assets at fair value through profit and loss	2,900	45,143	48,043	3,823	30,959	34,782
Financial assets at fair value through other comprehensive income	104,666	16,165	120,831
Financial assets available-for-sale (1)				113,258	18,802	132,060
Hedging derivatives (assets)	—	8,348	8,348	—	8,537	8,537
Financial liabilities held for trading	15,102	60,248	75,350	21,828	85,796	107,624
Financial liabilities designated at fair value through profit or loss	822	57,331	58,153	769	58,847	59,616
Hedging derivatives (liabilities)	4	6,724	6,728	8	8,036	8,044
Liabilities under insurance contracts	—	936	936	—	1,117	1,117

(*)  See reconciliation of IAS 39 as at December 31, 2017 to IFRS 9 as at January 1, 2018 (Note 1.b).

(1)  As of December 31, 2017, there were equity instruments registered in the portfolio of financial assets available for sale, valued at their cost in the amount of EUR 1,211 million.

Financial instruments at fair value, determined on the basis of published price quotations in active markets (Level 1), include government debt securities, private-sector debt securities, derivatives traded in organized markets, securitized assets, shares, short positions and fixed-income securities issued.

In cases where price quotations cannot be observed, management makes its best estimate of the price that the market would set, using its own internal models. In most cases, these internal models use data based on observable market parameters as significant inputs (Level 2) and, in very specific cases, they use significant inputs not observable in market data (Level 3).

In order to make these estimates, various techniques are employed, including the extrapolation of observable market data. The best evidence of the fair value of a financial instrument on initial recognition is the transaction price, unless the fair value of the instrument can be obtained from other market transactions performed with the same or similar instruments or can be measured by using a valuation technique in which the variables used include only observable market data, mainly interest rates.

The Group did not make any material transfers of financial instruments between measurement levels other than the transfers included level 3 table for the six-month periods ended on the June 30, 2018.

The Group has developed a formal process for the systematic valuation and management of financial instruments, which has been implemented worldwide across all the Group's units. The governance scheme for this process distributes responsibilities between two independent divisions: Treasury (development, marketing and daily management of financial products and market data) and Risk (on a periodic basis, validation of pricing models and market data, computation of risk metrics, new transaction approval policies, management of market risk and implementation of fair value adjustment policies). The approval of new products follows a sequence of steps (request, development, validation, integration in corporate systems and quality assurance) before the product is brought into production. This process ensures that pricing systems have been properly reviewed and are stable before they are used.

The most important products and families of derivatives, and the related valuation techniques and inputs, by asset class, are detailed in the consolidated annual accounts as at December 31, 2017.

As of June 30, 2018, the CVA (Credit Valuation Adjustment) accounted for was EUR 319 million (-1.1% from December 31, 2017) and adjustments of DVA (Debt Valuation Adjustment) was EUR 281 million (27.8% compared to December 31, 2017). The increase in DVA is mainly due to the credit spreads rise by more than 30% in the most liquid periods.

Set forth below are the financial instruments at fair value whose measurement was based on internal models (Levels 2 and 3) at June 30, 2018 (IFRS 9) and December 31, 2017 (IAS 39):

	Millions of euros		Millions of euros
	Fair values calculated using		Fair values calculated using
	internal models at		internal models at
	06-30-18 (*)		12-31-17
	Level 2	Level 3	Level 2	Level 3	Valuation techniques	Main inputs
ASSETS	137,398	2,721	124,178	1,363
Financial assets held for trading	66,937	456	66,806	437
Credit institutions	7,171	—	1,696	—	Present Value Method	Interest rates curves, FX market prices
Customers (a)	5,103	—	8,815	—	Present Value Method	Interest rates curves, FX market prices
Debt instruments and equity instruments	869	34	335	32	Present Value Method	Interest rates curves, FX market prices
Derivatives	53,794	422	55,960	405	Present Value Method
Swaps	41,676	173	44,766	189	Present Value Method, Gaussian Copula (b)	Interest rates curves, FX market prices, HPI, Basis, Liquidity
Exchange rate options	938	4	463	5	Black-Scholes Model	Interest rates curves, Volatility surfaces, FX market prices and liquidity
Interest rate options	4,154	144	4,747	162	Black's Model, advanced multi factor interest rates models	Interest rates curves, Volatility surfaces, FX market prices and liquidity
Interest rate futures	4	—	2	—	Present Value Method	Interest rates curves, FX market prices
Index and securities options	1,326	21	1,257	5	Black's Model, advanced multi factor interest rates models	Interest rates curves, Volatility surfaces, FX market and equity, Dividends, Correlation, Liquidity, HPI
Other	5,696	80	4,725	44	Advanced and local stochastic volatility models and other	Interest rates curves, Volatility surfaces, FX Market prices and Liquidity
Hedging derivatives	8,331	17	8,519	18
Swaps	7,448	17	7,896	18	Present Value Method	Interest rates curves, FX market prices , Basis FX market prices, Interest rate curves, Volatility surfaces
Interest rate options	14	—	13	—	Black Model
Other	869	—	610	—	Present Value Method, advanced and local stochastic volatility models and other	Interest rate curves, Volatility surfaces, FX market prices and EQ, Dividends, Correlation, HPI, Credit, Other
Non-trading financial assets mandatorily at fair value through profit or loss	1,934	1,136	—	—	Present Value Method	Interest rates curves, FX market prices y EQ, Dividends, Other
Equity instruments	667	475	—	—
Debt instruments	1,122	518	—	—
Loans and receivables	145	143	—	—
Financial assets designated at fair value through profit or loss	45,138	5	30,677	282
Central banks	8,989	—	9,889	—	Present Value Method	Interest rates curves, FX market prices
Credit institutions	16,144	—	—	—	Present Value Method	Interest rates curves, FX market prices
Customers (c)	19,995	5	20,403	72	Present Value Method	Interest rates curves, FX market prices, HPI
Debt instruments and equity instruments	10	—	385	210	Present Value Method	Interest rates curves, FX market prices
Financial assets at fair value through other comprehensive income	15,058	1,107	—	—		Interest rates curves, FX market prices and EQ, Dividends, Credit, Others
Equity instruments	354	736	—	—
Debt instruments	13,523	7	—	—
Loans and receivables	1,181	364	—	—
Financial assets available for sale	—	—	18,176	626
Debt instruments and equity instruments	—	—	18,176	626	Present Value Method	Interest rates curves, FX market prices
LIABILITIES	125,046	193	153,600	196
Financial liabilities held for trading	60,069	179	85,614	182
Central banks	—	—	282	—	Present Value Method	Interest rates curves, FX market prices
Credit institutions	558	—	292	—	Present Value Method	Interest rates curves, FX market prices
Customers	5,777	—	28,179	—	Present Value Method	Interest rates curves, FX market prices
Derivatives	53,734	179	56,860	182
Swaps	40,748	103	45,041	100	Present Value Method Gaussian Copula (b)	Interest rates curves, FX market prices, Basis, Liquidity, HPI
Exchange rate options	822	9	497	9	Black-Scholes Model	Interest rates curves, Volatility surfaces, FX Market prices, Liquidity
Interest rate options	4,797	18	5,402	19	Black's Model, advanced multi factor interest rates models	Interest rates curves, Volatility surfaces, FX Market prices, Liquidity
Index and securities options	1,582	42	1,527	41	Black-Scholes Model	Interest rates curves, FX market prices
Interest rate and equity futures	2	—	1	—	Present Value Method	Interest rates curves, Volatility surfaces, FX Market prices and EQ, Dividends, Correlation, Liquidity, HPI
Other	5,783	7	4,392	13	Present Value Method , advanced and local stochastic volatility models and other	Interest rates curves, Volatility surfaces, FX Market prices and EQ, Dividends, Correlation, HPI, Credit, Other
Short positions	—	—	1	—	Present Value Method	Interest rates curves, FX market prices and equity
Hedging derivatives	6,717	7	8,029	7
Swaps	6,415	7	7,573	7	Present Value Method	Interest rates curves, FX market prices, Basis
Interest rate options	166	—	287	—	Black's Model	Interest rates curves, Volatility surfaces, FX market prices and liquidity
Other	136	—	169	—	Present Value Method, advanced and local stochastic volatility models and other	Interest rates curves, volatility surfaces, FX market prices, Credit, Liquidity, Other
Financial liabilities designated at fair value through profit or loss	57,324	7	58,840	7	Present Value Method	Interest rates curves, FX market prices
Liabilities under insurance contracts	936	—	1,117	—

(*)   See reconciliation of IAS 39 as at December 31, 2017 to IFRS 9 as at January 1, 2018 (Note 1.b).

(a)   Includes mainly short-term loans and reverse repurchase agreements with corporate customers (mainly brokerage and investment companies).

(b)   Includes credit risk derivatives with a negative net fair value of EUR 142 million recognized in the interim condensed consolidated balance sheet. These assets and liabilities are measured using the Standard Gaussian Copula Model.

The measurements obtained using the internal models might have been different had other methods or assumptions been used with respect to interest rate risk, to credit risk, market risk and foreign currency risk spreads, or to their related correlations and volatilities. Nevertheless, the Bank’s directors consider that the fair value of the financial assets and liabilities recognized in the consolidated balance sheet and the gains and losses arising from these financial instruments are reasonable.

Level 3 financial instruments

Set forth below are the Group's main financial instruments measured using unobservable market data that constitute significant inputs of the internal models (Level 3):

-Instruments in Santander UK's portfolio (loans, debt instruments and derivatives) linked to the House Price Index (HPI). Even if the valuation techniques used for these instruments may be the same as those used to value similar products (present value in the case of loans and debt instruments, and the Black-Scholes model for derivatives), the main factors used in the valuation of these instruments are the HPI spot rate, the growth rate of that rate, its volatility and mortality rates, which are not always observable in the market and, accordingly, these instruments are considered illiquid.

•

The HPI spot rate: for some instruments the NSA HPI spot rate, which is directly observable and published on a monthly basis, is used. For other instruments where regional HPI rates must be used (published quarterly), adjustments are made to reflect the different composition of the rates and adapt them to the regional composition of Santander UK's portfolio.

•

HPI growth rate: this is not always directly observable in the market, especially for long maturities, and is estimated in accordance with existing quoted prices. In order to reflect the uncertainty implicit in these estimates, adjustments are made based on an analysis of the historical volatility of the HPI, incorporating reversion to the mean.

•

HPI volatility: the long-term volatility is not directly observable in the market but is estimated on the basis of more short-term quoted prices and by making an adjustment to reflect the existing uncertainty, based on the standard deviation of historical volatility over various time periods.

•	Mortality rates: these are based on published official tables and adjusted to reflect the composition of the customer portfolio for this type of product at Santander UK.

-Callable interest rate trading derivatives (Bermudan style options) where the main unobservable input is mean reversion of interest rates.

-Derivatives of negotiation on interest rates, taking asset securitizations and with the redemption rate (CPR) as the main unobservable input as an underlying asset.

The net amount recorded in the results of the first six months of 2018 resulting from the aforementioned valuation models which main inputs are unobservable market data (Level 3) amounts to EUR 13 million gains.

The table below shows the effect, at June 30, 2018, on the fair value of the main financial instruments classified as Level 3 of a reasonable change in the assumptions used in the valuation. This effect was determined by applying the probable valuation ranges of the main unobservable inputs detailed in the following table:

					Impacts (in millions of reais)
Portfolio/Instrument (*)				Weighted	Unfavorable	Favorable
(Level 3)	Valuation technique	Main unobservable inputs	Range	average	scenario	scenario
Financial assets held for trading
Trading derivatives	Present Value Method	Curves on TAB indices (**)	(a)	(a)	(0.4)	0.4
		Long-term rates MXN	(a)	(a)	—	—
	Present Value Method, Modified Black-Scholes Model	HPI forward growth rate	0%-5%	2.54%	(23.8)	23.1
		HPI spot rate	n/a	756.83(***)	(8.5)	8.5
		Long-term FX volatility	14%-26%	14.9%	(1.8)	0.3
	Standard Gaussian Copula Model	Probability of default	0%-5%	2.43%	(2.3)	2.2
			—	—	—	—
Financial assets at fair value through other comprehensive income
Debt instruments and equity holdings	Present Value Method, others	Contingencies for litigation	0%-100%	35%	(22.0)	11.9
	Present Value Method, others	Late payment and prepayment rate capital cost long-term profit growth rate	(a)	(a)	(1.7)	1.7
Non-trading financial assets mandatorily at fair value through profit or loss
Credit to customers	Weighted average by probability (according to forecast mortality rates) of European HPI options, using the Black-Scholes model	HPI forward growth rate	0%-5%	2.66%	(6.3)	5.5
Debt instruments and equity instruments	Weighted average by probability (according to forecast mortality rates) of HPI forwards, using the present value model	HPI forward growth rate	0%-5%	2.54%	(8.6)	8.3
		HPI spot rate	n/a	756.83(***)	(13.4)	13.4
Financial liabilities held for trading
Trading derivatives	Present Value Method, Modified Black-Scholes Model	HPI forward growth rate	0%-5%	2.43%	(7.5)	7.1
		HPI spot rate	n/a	734.72(***)	(6.5)	7.3
		Curves on TAB indices (**)	(a)	(a)	—	—
			—	—	—	—

Hedging Derivatives (Liabilities)	Advanced multi-factor interest rate models	Mean reversion of interest rates	0.0001-0.03	0.01(****)	—	—

Financial liabilities designated at fair value through profit or loss	-	-	—	—	(b)	(b)

(*)      See reconciliation of IAS 39 as at December 31, 2017 to IFRS 9 as at January 1, 2018 (Note 1.b).

(**)    TAB: “Tasa Activa Bancaria” (Active Bank Rate). Average deposit interest rates (over 30, 90, 180 and 360 days) published by the Chilean Association of Banks and Financial Institutions (ABIF) in nominal currency (Chilean peso) and in real terms, adjusted for inflation (Unidad de Fomento - UF).

(***)  There are national and regional HPI indices. The HPI spot value is the weighted average of the indices that correspond to the positions of each portfolio. The impact reported is a change of 10%.

(****) Theoretical average value of the parameter. The change arising on a favorable scenario is from 0.0001 to 0.03. An unfavorable scenario is not considered as there is insufficient margin for an adverse change from the current parameter level.

(a)       The exercise was conducted for the unobservable inputs described in the main unobservable inputs column under probable scenarios. The range and weighted average value used are not shown because the aforementioned exercise was conducted jointly for various inputs or variants thereof (e.g. the TAB input comprises vector-time curves, for which there are also nominal yield curves and inflation-indexed yield curves), and it was not possible to break down the results separately by type of input. In the case of the TAB curve the gain or loss is reported for changes of +/-100 basis points for the total sensitivity to this index in CLP and CLF. The same is applicable to the MXN interest rates.

(b)       The Group calculates the potential impact on the measurement of each instrument on a joint basis, regardless of whether the individual value is positive (assets) or negative (liabilities), and discloses the joint effect associated with the related instruments classified on the asset side of the consolidated balance sheet.

Lastly, the changes in the financial instruments classified as Level 3 in the first half of 2018 (IFRS 9) were as follows:

	01-01-18	Changes							06-30-18
	Fair value				Changes in	Changes in			Fair value
	calculated using				fair value	fair value			calculated using
	internal models	Purchases/	Sales/		recognized in	recognized	Level		internal models
Millions of euros (*)	(Level 3)	Settlements	Amortization	Settlements	profit or loss	in equity	reclassifications	Other	(Level 3)

Financial assets held for trading	437	32	(14)	—	(12)	—	17	(4)	456
Debt instruments and equity instruments	32	—	—	—	—	—	2	—	34
Trading derivatives	405	32	(14)	—	(12)	—	15	(4)	422
Swaps	189	—	(5)	—	(11)	—	—	-	173
Exchange rate options	5	—	—	—	—	—	—	(1)	4
Interest rate options	162	—	(3)	—	(15)	—	—	—	144
Index and securities options	5	10	(4)	—	—	—	11	(1)	21
Other	44	22	(2)	—	14	—	4	(2)	80
Hedging derivatives (Assets)	18	—	—	—	(1)	—	—	—	17
Swaps	18	—	—	—	(1)	—	—	—	17
Financial assets at fair value through profit or loss	—	—	—	—	—	—	—	5	5
Loans and advances to customers	—	—	—	—	—	—	—	5	5
Non-trading financial assets mandatorily at fair value through profit or loss	1,050	12	(16)	—	(1)	—	26	65	1,136
Loans and advances to customers	150	—	(11)	—	(1)	—	—	5	143
Debt instruments	518	—	(3)	—	(21)	—	26	(2)	518
Equity instruments	382	12	(2)	—	21	—	—	62	475
Financial assets at fair value through other comprehensive income	1,259	76	(65)	—	—	(215)	—	52	1,107
TOTAL ASSETS	2,764	120	(95)	—	(14)	(215)	43	118	2,721
				—
Financial liabilities held for trading	182	—	(26)	—	(27)	—	50	—	179
Trading derivatives	182	—	(26)	—	(27)	—	50	—	179
Swaps	100	—	(6)	—	(15)	—	24	—	103
Exchange rate options	9	—	—	—	—	—	—	—	9
Interest rate options	19	—	—	—	(1)	—	—	—	18
Index and securities options	41	—	(20)	—	(5)	—	26	—	42
Others	13	—	—	—	(6)	—	—	—	7
Hedging derivatives (Liabilities)	7	—	—	—	—	—	—	—	7
Swaps	7	—	—	—	—	—	—	—	7
Financial liabilities designated at fair value through profit or loss	7	—	—	—	—	—	—	—	7
TOTAL LIABILITIES	196	—	(26)	—	(27)	—	50	—	193

(*)   See reconciliation of IAS 39 as at December 31, 2017 to IFRS 9 as at January 1, 2018 (Note 1.b).

b)    Sovereign risk with peripheral European countries

The detail at June 30, 2018 (IFRS 9) and December 31, 2017 (IAS 39), by type of financial instrument, of the Group credit institutions’ sovereign risk exposure to Europe’s peripheral countries and of the short positions exposed to them, taking into consideration the scope established by the European Banking Authority (EBA) in the analyses performed on the capital needs of European credit institutions (Note 54 to the consolidated annual accounts for 2017), is as follows:

Sovereign risk by country of issuer/borrower at June 30, 2018 (**)
	Millions of euros (*)
	Debt instruments							MtM Derivatives (****)
	Financial
	assets held for
	trading and			Non-trading
	Financial		Financial	financial
	assets		assets at fair	assets
	designated at		value through	mandatorily	Financial	Loans and
	fair value		other	at fair value	assets at	advances to	Total net
	through profit	Short	comprehensive	through	amortized	customers	direct	Other than
	or loss	positions	income (*****)	profit or loss	cost	(***)	exposure	CDSs	CDSs
Spain	4,899	(4,518)	30,150	—	7,602	15,910	54,043	413	—
Portugal	128	(25)	4,132	—	272	3,355	7,862	—	—
Italy	213	(916)	1,892	—	439	18	1,646	(1)	1
Ireland	—	—	—	—	—	—	—	(1)	—

(*)         See reconciliation of IAS 39 as at December 31, 2017 to IFRS 9 as at January 1, 2018 (Note 1.b).

(**)        Information prepared under EBA standards. Also, there are government debt instruments on insurance companies balance sheets amounting to EUR 12,654 million (of which EUR 10,993 million, EUR 1,203 million, EUR 456 million and EUR 2 million) relate to Spain, Portugal, Italy and Ireland, respectively) and off-balance-sheet exposure other than derivatives – contingent liabilities and commitments– amounting to EUR 11,019 million (of which EUR 9,989 million, EUR 572 million and EUR 458 million to Spain, Portugal and Italy, respectively).

(***)      Presented without taking into account the valuation adjustments recognized (EUR 88 million).

(****)    "Other than CDSs" refers to the exposure to derivatives based on the location of the counterparty, irrespective of the location of the underlying. “CDSs” refers to the exposure to CDSs based on the location of the underlying.

(*****)  Regarding the exposure in Italy, EUR 1,841 million corresponds to bonds sold under a forward agreement and EUR 50 million to notes with maturity less than two months.

Sovereign risk by country of issuer/borrower at December 31, 2017 (*)
	Millions of euros
	Debt instruments							MtM Derivatives (***)
	Financial
	assets held for
	trading and
	Financial
	assets
	designated at		Financial		Financial	Loans and	Total net
	fair value		assets		assets	advances to	direct
	through profit	Short	available	Loans and	held-to-	customers	exposure	Other than
	or loss	positions	for sale	receivables	maturity	(**)	(****)	CDSs	CDSs
Spain	6,940	(2,012)	37,748	1,585	1,906	16,470	62,637	(21)	—
Portugal	208	(155)	5,220	232	3	3,309	8,817	—	—
Italy	1,962	(483)	4,613	—	—	16	6,108	(5)	5

(*)       Information prepared under EBA standards. Also, there are government debt instruments on insurance companies balance sheets amounting to EUR 11,673 million (of which EUR 10,079 million, EUR 1,163 million and EUR 431 million relate to Spain, Portugal and Italy, respectively) and off-balance-sheet exposure other than derivatives –contingent liabilities and commitments– amounting to EUR 3,596 million (EUR 3,010 million, EUR 146 million and EUR 440 million to Spain, Portugal and Italy, respectively).

(**)     Presented without taking into account the valuation adjustments recognized (EUR 31 million).

(***)  "Other than CDSs" refers to the exposure to derivatives based on the location of the counterparty, irrespective of the location of the underlying. “CDSs” refers to the exposure to CDSs based on the location of the underlying.

(****)  The direct exposures in the Balance sheet include EUR 19,601 million, mainly concentrated in debt instruments in the Grupo Banco Popular.

The detail of the Group’s other exposure to other counterparties (private sector, central banks and other public entities that are not considered to be sovereign risks) in the aforementioned countries at June 30, 2018 and December 31, 2017 is as follows:

Exposure to other counterparties by country of issuer/borrower at June 30, 2018 (****)
	Millions of euros (*)
			Debt instruments						Derivatives (***)

			Financial assets	Financial assets at
			held for trading and	fair value through	Non-trading financial		Loans and
	Balances	Reverse	Financial assets	other	assets mandatorily at fair	Financial assets	advances to	Total net
	with central	repurchase	designated at	comprehensive	value through profit or	at amortized	customers	direct	Other than
	banks	agreements	FVTPL	income	loss	cost	(**)	exposure	CDSs	CDSs
Spain	40,174	6,821	566	1,917	348	3,348	206,775	259,949	3,480	10
Portugal	2,235	88	161	106	—	4,205	34,025	40,820	1,219	—
Italy	25	3,465	323	813	—	—	10,106	14,732	185	—
Greece	—	—	—	—	—	—	56	56	29	—
Ireland	—	5	54	815	714	30	1,357	2,975	111	—

(*)          See reconciliation of IAS 39 as at December 31, 2017 to IFRS 9 as at January 1, 2018 (Note 1.b).

(**)        Also, the Group has off-balance-sheet exposure other than derivatives -contingent liabilities and commitments- amounting to EUR 73,576 million, EUR 7,967 million, EUR 4,047 million, EUR 202 million and EUR 892 million to counterparties in Spain, Portugal, Italy, Greece and Ireland, respectively.

(***)      Presented without taking into account valuation adjustments or impairment corrections (EUR 10,589 million).

(****)   “Other than CDSs” refers to the exposure to derivatives based on the location of the counterparty, irrespective of the location of the underlying. “CDSs” refers to the exposure to CDSs based on the location of the underlying.

Exposure to other counterparties by country of issuer/borrower at December 31, 2017 (*)
	Millions of euros
			Debt instruments						Derivatives (***)

			Financial assets
			held for trading and	Financial			Loans and	Total net
	Balances	Reverse	Financial assets	assets		Held to	advances to	direct
	with central	repurchase	designated at	available-for-	Loans and	maturity	customers	exposure	Other than
	banks	agreements	FVTPL	sale	receivables	investments	(**)	(****)	CDSs	CDSs
Spain	36,091	6,932	623	4,784	2,880	—	210,976	262,286	2,299	2
Portugal	761	178	160	764	4,007	106	35,650	41,626	1,416	—
Italy	17	2,416	438	1,010	—	—	10,015	13,896	211	5
Greece	—	—	—	—	—	—	56	56	30	—
Ireland	—	—	20	476	584	—	1,981	3,061	79	—

(*)       Also, the Group has off-balance-sheet exposure other than derivatives -contingent liabilities and commitments- amounting to EUR 81,072 million, EUR 8,936 million, EUR 4,310 million, EUR 200 million and EUR 714 million to counterparties in Spain, Portugal, Italy, Greece and Ireland, respectively of which Grupo Banco Popular EUR 15,460 million with counterparts in Spain, Portugal, Italy, Greece and Ireland, respectively.

(**)     Presented without taking into account valuation adjustments or impairment corrections (EUR 10,653 million of which approximately EUR 3,986 million come from the Banco Popular Group exposure).

(***)   Other than CDSs” refers to the exposure to derivatives based on the location of the counterparty, irrespective of the location of the underlying. “CDSs” refers to the exposure to CDSs based on the location of the underlying.

(****)   Direct exposures in the Balance sheet include EUR 83,625 million, mainly concentrated in loans to customers in the Grupo Banco Popular.

Following is certain information on the notional amounts of the CDSs detailed in the foregoing tables at June 30, 2018 and December 31, 2017:

06-30-2018
Millions of euros
		Notional amount			Fair value
		Bought	Sold	Net	Bought	Sold	Net
Spain	Sovereign	—	—	—	—	—	—
	Other	269	433	(164)	(2)	12	10
Portugal	Sovereign	26	26	—	—	—	—
	Other	—	—	—	—	—	—
Italy	Sovereign	26	601	(575)	—	1	1
	Other	214	164	50	(6)	6	—

12-31-2017
Millions of euros
		Notional amount			Fair value
		Bought	Sold	Net	Bought	Sold	Net
Spain	Sovereign	—	—	—	—	—	—
	Other	324	499	(175)	(3)	5	2
Portugal	Sovereign	25	128	(103)	(1)	1	—
	Other	1	1	—	—	—	—
Italy	Sovereign	25	450	(425)	—	5	5
	Other	225	201	24	(3)	8	5

c) Refinancing and restructured transactions

The following forms are use with the meanings specified below:

•

Refinancing transaction: transaction granted or used for reasons relating to -current or foreseeable- financial difficulties the borrower may have in repaying one or more of the transactions granted to it, or through which the payments on such transactions are brought fully or partially up to date, in order to enable the borrowers of cancelled or refinanced transactions to repay the debt (principal and interest) because the borrower is unable, or might foreseeably become unable, to comply with the conditions thereof in due time and form.

•

Restructured transaction: transaction with respect to which, for economic or legal reasons relating to current or foreseeable financial difficulties of the borrower, the financial terms and conditions are modified in order to facilitate the payment of the debt (principal and interest) because the borrower is unable, or might foreseeably become unable, to comply with the aforementioned terms and conditions in due time and form, even if such modification is envisaged in the agreement.

To determine the maximum amount of the guarantees, we will consider as follows:

•	Collateral guarantees: the appraisal or valuation of the collateral guarantees received; for each transaction this amount will never be higher than the collateralized exposure.

•	Personal guarantees, maximum amount guarantors will have to pay if the guarantee is executed.

	06-30-2018
	Total							Of which: Non performing
	Without collateral (a)		With collateral					Without collateral (a)		With collateral
					Maximum amount of		Accumulated					Maximum amount of		Accumulated
					collateral that can be		Impairment					collateral that can be		Impairment
Amounts in millions of euros,					considered		or losses at					considered		or losses at
except number of transactions	Number of	Gross	Number of	Gross	Mortgage	Other	fair value due	Number of	Gross	Number of	Gross	Mortgage	Other	fair value due
in units.	transactions	amount	operations	amount	guarantee	guarantees	to credit risk	transactions	amount	operations	amount	guarantee	guarantees	to credit risk
Credit entities	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Public sector	42	52	22	20	8	5	3	15	6	12	5	4	—	2
Other financial institutions and: individual shareholder)	886	50	140	42	17	6	30	318	17	76	29	11	1	29
Non financial institutions and individual shareholder	248,513	7,706	47,183	13,717	8,621	1,384	6,711	117,887	4,723	24,300	8,387	5,549	524	6,129
Of which: Financing for constructions and property development	897	249	2,641	2,417	1,890	59	878	766	199	2,018	1,553	1,294	52	843
Other warehouses	1,914,540	4,126	878,486	18,724	8,915	4,263	4,176	803,097	1,687	140,632	5,198	3,330	303	2,869
Total	2,163,981	11,934	925,831	32,503	17,561	5,658	10,920	921,317	6,433	165,020	13,619	8,894	828	9,029
Financing classified as non-current assets	—	—	—	—	—	—	—	—	—	—	—	—	—	—

(a)   Includes guarantees other than collateral amounting to EUR 2,077 million, of which non-performing EUR 1,236 million.

The table below shows the changes of these balances during the first semester of 2018:

Millions of euros
Carrying amount	06-30-2018

Opening balances	36,164
(+) Refinancing and Restructured balances	5,165
Memorandum items: Amount registered in the income statements	1,312
(-) Debt repayment	(5,753)
(-) Foreclosures	(320)
(-) Balance derecognition (Written-off reclassification)	(1,420)
(+)/(-) Other changes	(319)
Final Balances	33,517

d) Real estate business – Spain

i)	Portfolio of home purchase loans to families

Home purchase loans granted to families in Spain on June 30, 2018 amounted to EUR 64,045 million. Of which mortgages are 99%.

	06-30-2018
	Millions of euros
	Gross	Of which:
	Amount	Non performing
Home purchase loans to families
-Without mortgage guarantee	641	129
-With mortgage guarantee	63,404	2,340
	64,045	2,469

The risk profile of the home purchase mortgage loan portfolio in Spain remained at a medium-low level, with limited prospects of additional impairment:

•	All mortgage transactions include principal repayments from the very first day.

•	Early repayment is common practice and, accordingly, the average life of the transactions is far shorter than their contractual term.
•	Debtors provide all their assets as security, not just the home.
•	High quality of collateral, since the portfolio consists almost exclusively of principal-residence loans.
•	81.86% of the portfolio has an LTV of less than 80% (calculated as the ratio of total exposure to the amount of the latest available appraisal).

	06-30-2018
	Loan to value ratio
		More than	More than	More than
		40% and	60% and	80% and
	Less than or	less than	less than	less than or	More than
In millions of euros	equal to 40%	60%	80%	equal to 100%	100%	TOTAL
Gross amount	14,949	17,950	19,005	7,057	4,443	63,404
- Of which: Non performing	228	346	569	482	715	2,340

ii)Financing construction and property development

At June 30, 2018 the financing amount related to construction and real estate business in Spain amounted to EUR 4,834 million net of allowances.

	06-30-2018
		Excess over
		collateral	Specific
Millions of euros	Gross Amount	value	allowance
Financing construction and property development recognized by the Group´s credit institutions (business in Spain)	5,752	1,192	918
Of which: Non-performing	1,820	561	581
Memorandum items: - Written-off assets	(3,639)	—	—

06-30-18
Carrying
Millions of euros	amount
Memorandum items:
Total loans and advances to customers excluding the public sector (business in Spain)	247,796
Total consolidated assets (Total business)	1,433,833
Impairment losses and provision for exposure classified as normal (business in Spain)	1,628

At the end June 30, 2018 the concentration of this portfolio was as follows:

06-30-2018
Millions of euros	Gross amount
Without mortgage guarantee	475
With mortgage guarantee	5,277
Completed buildings	3,260
Residential	1,508
Other	1,752
Buildings under construction	1,108
Residential	738
Other	370
Land	909
Developed Land	605
Other Land	304
Total	5,752

e)Foreclosed real estate assets

The following table shows the breakdown at June 30, 2018 of the foreclosed assets for the Spanish business:

	06-30-2018
			Of which:
			Impairment
	Gross		losses on assets
	carrying	Valuation	since time of	Carrying
Millions of euros	amount	Adjustments	foreclosure	amount
Property assets arising from financing provided to construction and property development companies	8,204	4,123	2,667	4,081
Of which:
Completed Buildings	3,263	1,283	727	1,980
Residential	1,279	498	243	781
Other	1,984	785	484	1,199
Buildings under construction	401	138	94	263
Residential	390	135	91	255
Other	11	3	3	8
Land	4,540	2,702	1,846	1,838
Developed Land	1,799	1,040	633	759
Other land	2,741	1,662	1,213	1,079
Property assets from home purchase mortgage loans to households	1,974	869	374	1,105
Other foreclosed property assets	351	164	110	187
Total property assets	10,529	5,156	3,151	5,373

Additionally, the Group hold its participation in Project Quasar Investments 2017, S.L. (note 2) amounting EUR 1,701 million.

f)    Solvency information

The Group has a capital adequacy position that surpasses the levels required by regulations and the European Central Bank (ECB). In late 2017, the ECB sent each entity its minimum prudential capital requirements for the following year. In 2018, at the consolidated level, the Group has to maintain a minimum capital ratio of 8.655% CET1 phase-in (4.5% for Pillar I, 1.5% for Pillar 2 requirement, 1.875% for the capital conservation buffer, 0.75% as a Global Systemically Important Entity and 0.03% as a Counter-cyclical buffer). The Group must also maintain a minimum Tier 1 phase-in capital ratio of 10.155%, and minimum total phase-in capital of 12.155%.

At June 30, 2018, Banco Santander has a capital ratio regulatory CET1 of 10.98% and a total ratio of 14.47%.

Capital ratio phase – in

	06-30-2018	12-31-2017
Capital ratio
Ordinary common equity tier 1 (Millions of euros)	65,311	74,173
Ordinary common equity tier 1 (Millions of euros)	9,732	3,110
Ordinary common equity tier 2 (Millions of euros)	11,009	13,422
Assets (Millions of euros)	594,754	605,064
Ordinary common equity tier 1 ratio (CET 1)	10.98%	12.26%
Additional capital tier 1 ratio (AT 1)	1.64%	0.51%
Capital Tier 1 ratio (TIER 1)	12.62%	12.77%
Capital Tier 2 ratio (TIER 2)	1.85%	2.22%
Total capital ratio	14.47%	14.99%

Leverage

	06-30-2018	12-31-2017
Leverage
Tier 1 capital (Millions of euros)	75,043	77,283
Exposure (Millions of euros)	1,468,430	1,463,090
Leverage ratio	5.11%	5.28%

17.   Additional disclosure requirements

This Note includes relevant information about additional disclosure requirements.

17.1Parent company financial statements

Following are the summarized balance sheets of Banco Santander, S.A. as of June 30, 2018 (unaudited) and December 31, 2017. In the financial information of the Parent, investments in subsidiaries, jointly controlled entities and associates are recorded at cost.

UNAUDITED CONDENSED BALANCE SHEETS	June 30, 2018	December 31, 2017
(Parent company only)	(Millions of Euros)
Assets
Cash and due from banks	86,208	76,690
Of which:
To bank subsidiaries	17,014	20,818
Trading account assets	69,909	64,326
Investment securities	53,656	49,194
Of which:
To bank subsidiaries	8,952	6,474
To non-bank subsidiaries	4,947	3,729
Net Loans and leases	195,127	197,591
Of which:
To non-bank subsidiaries	28,459	33,113
Investment in affiliated companies	85,294	85,428
Of which:
To bank subsidiaries	78,454	65,567
To non-bank subsidiaries	6,840	19,861
Premises and equipment, net	1,984	1,929
Other assets	18,645	17,257
Total assets	510,823	492,415

Liabilities
Deposits	275,411	256,389
Of which:
To bank subsidiaries	20,746	20,391
To non-bank subsidiaries	14,321	13,115
Short-term debt	27,781	40,540
Long-term debt	57,067	53,023
Total debt	84,848	93,563
Of which:
To bank subsidiaries	8,405	1,138
To non-bank subsidiaries	2,452	2,966
Other liabilities	81,703	71,896
Total liabilities	441,962	421,848

Stockholders' equity
Capital stock	8,068	8,068
Retained earnings and other reserves	60,793	62,499
Total stockholders' equity	68,861	70,567

Total liabilities and Stockholders’ Equity	510,823	492,415

Following are the summarized unaudited statements of income of Banco Santander, S.A. for the periods ended June 30, 2018 and 2017.

UNAUDITED CONDENSED STATEMENTS OF INCOME	Six months ended	Six months ended
(Parent company only)	June 30, 2018	June 30, 2017
	(Millions of Euros)
Interest income
Interest from earning assets	2,836	2,952
Dividends from affiliated companies	1,447	1,175
Of which:
From bank subsidiaries	957	847
From non-bank subsidiaries	490	328
	4,283	4,127
Interest expense	(1,586)	(1,540)
Interest income / (Charges)	2,697	2,587
Provision for credit losses	(209)	(251)
Interest income / (Charges) after provision for credit losses	2,488	2,336
Non-interest income:	1,708	2,243
Non-interest expense:	(2,937)	(3,091)
Income before income taxes	1,259	1,488
Income tax expense	36	(38)
Net income	1,295	1,450

Following are the summarized unaudited statements of comprehensive income of Banco Santander, S.A. for the periods ended June 30, 2018 and 2017.

UNAUDITED CONDENSED STATEMENTS OF	Six months ended	Six months ended
COMPREHENSIVE INCOME (Parent company only)	June 30, 2018	June 30, 2017
	(Millions of Euros)

NET INCOME	1,295	1,450
OTHER COMPREHENSIVE INCOME	17	(73)
Items that may be reclassified subsequently to profit or loss	60	(74)
Available-for-sale financial assets:	59	(114)
Revaluation gains/(losses)	188	120
Amounts transferred to income statement	(129)	(234)
Other reclassifications	—	—
Cash flow hedges:	27	8
Revaluation gains/(losses)	34	8
Amounts transferred to income statement	(7)	—
Amounts transferred to initial carrying amount of hedged items	—	—
Other reclassifications	—	—
Hedges of net investments in foreign operations:	—	—
Revaluation gains/(losses)	—	—
Amounts transferred to income statement	—	—
Other reclassifications	—	—
Exchange differences:	—	—
Non-current assets held for sale:	—	—
Income tax	(26)	32
Items that will not be reclassified to profit or loss:	(43)	1
Actuarial gains/(losses) on pension plans	81	1
Rest of valuation adjustments	(98)	—
Income tax	(27)	—
TOTAL COMPREHENSIVE INCOME	1,312	1,377

Following are the summarized unaudited cash flow statements of Banco Santander, S.A. for the periods ended June 30, 2018 and 2017.

UNAUDITED CONDENSED CASH FLOW STATEMENTS	Six months ended	Six months ended
(Parent company only)	June 30, 2018	June 30, 2017
	(Millions of Euros)
1. Cash flows from operating activities
Consolidated profit	1,295	1,450
Adjustments to profit	442	1,086
Net increase/decrease in operating assets	(12,498)	(14,707)
Net increase/decrease in operating liabilities	17,519	14,658
Reimbursements/payments of income tax	555	(217)
Total net cash flows from operating activities (1)	7,313	2,270

2. Cash flows from investing activities
Investments (-)	(336)	(357)
Divestments (+)	586	4,184
Total net cash flows from investment activities (2)	250	3,827

3. Cash flows from financing activities
Issuance of own equity instruments	—	—
Disposal of own equity instruments	438	621
Acquisition of own equity instruments	(438)	(588)
Issuance of debt securities	2,750	1,800
Redemption of debt securities	(763)	(399)
Dividends paid	(1,936)	(1,604)
Issuance/Redemption of equity instruments	—	—
Other collections/payments related to financing activities	—	—
Total net cash flows from financing activities (3)	51	(170)

4. Effect of exchange rate changes on cash and cash equivalents (4)	148	(386)

5. Net increase/decrease in cash and cash equivalents (1+2+3+4)	7,762	5,541
Cash and cash equivalents at beginning of period	33,734	15,635
Cash and cash equivalents at end of period	41,496	21,176

17.2Preference Shares and Preferred Securities

The following table shows the balance of the preference shares and preferred securities as of June 30, 2018 and December 31, 2017:

	June 30, 2018	December 31, 2017
	(Millions of Euros)
Preference shares	406	404
Preferred securities	9,628	8,369
Total at period-end	10,034	8,773

Both Preference Shares and Preferred Securities are recorded under the “Financial liabilities at amortized cost – Subordinated Liabilities” caption in the consolidated balance sheet as of June 30, 2018 and December 31, 2017. Preference Shares include the financial instruments issued by the consolidated companies which, although equity for legal purposes, do not meet the requirements for classification as equity in the financial statements. These shares do not carry any voting rights and are non-cumulative. They were subscribed to by non-Group third parties except for the shares of Santander UK amounting to GBP 200 million, are redeemable at the discretion of the issuer, based on the conditions of the issuer. None of these issues is convertible into Bank shares. At June 30, 2018, the following issues were convertible into Bank shares:

On March 5, May 8 and September 2, 2014, Banco Santander, S.A. announced that its executive committee had resolved to launch issuances of preference shares contingently convertible into newly issued ordinary shares of the Bank (“CCPSs”) for a nominal amount of EUR 1,500 million, USD 1,500 million and EUR 1,500 million. The interest, payment of which is subject to certain conditions and is discretionary, was set at 6.25% per annum for the first five years (to be repriced thereafter by applying a 541 basis-point spread to the 5-year Mid-Swap Rate) for the

March issuance, at 6.375% per annum for the first five years (to be repriced thereafter by applying a 478.8 basis-point spread to the 5-year Mid-Swap Rate) for the May issuance and at 6.25% per annum for the first seven years (to be repriced every five years thereafter by applying a 564 basis-point spread to the 5-year Mid-Swap Rate) for the September issuance.

On March 25, 2014, May 28 and September 30, the Bank of Spain confirmed that the CCPSs were eligible as Additional Tier 1 capital under the new European capital requirements of Regulation (EU) No 575/2013. The CCPSs are perpetual, although they may be redeemed early in certain circumstances and would convert into newly issued ordinary shares of Banco Santander if the Common Equity Tier 1 ratio of the Bank or its consolidated group fell below 5.125%, calculated in accordance with Regulation (EU) No 575/2013. The CCPSs are traded on the Global Exchange Market of the Irish Stock Exchange.

On January 29, 2014, Banco Santander (Brasil), S.A. launched an issuance of Tier 1 perpetual subordinated notes for a nominal amount of USD 1,248 million, of which the Group acquired 89.6%. The notes are perpetual and convert into ordinary shares of Banco Santander (Brasil), S.A. if the Common Equity Tier 1 ratio, calculated as established by the Central Bank of Brazil, falls below 5.125%.

On April 25, and September 29, 2017, Banco Santander issued preferred shares contingently convertible in newly issued common shares of the Bank (the "CCPP"), for a nominal amount of 750 million euros, and 1,000 million euros, respectively. The remuneration of the CCPPs, whose payment is subject to certain conditions and is also discretionary, was fixed at 6.75% annually for the first five years (being reviewed thereafter by applying a margin of 680.3 basis points over the 5-year Mid-Swap Rate) for the issue paid out in April, and at 5.25% annually for the first six years (reviewed thereafter by applying a margin of 499.9 basis points over the 5-year Mid-Swap Rate) for the issue paid out in September.

Furthermore, on March 12, 2018, Banco Santander carried out a placement of preferred securities contingently convertible into newly issued ordinary shares of the Bank, excluding pre-emptive subscription rights and for a nominal value of EUR 1,500 million. The CCPS were issued at par and its remuneration was set at 4.75% on an annual basis for the first seven years. Banco Santander requested the European Central Bank to consider the CCPS eligible as additional tier 1 capital under the European Regulation 575/2013. The CCPS are perpetual, but they may be called under certain circumstances. The Bank requested the admission to trading of the CCPS on the Global Exchange Market of the Irish Stock Exchange.

Preference shares include non-cumulative preferred non-voting shares issued by Santander UK plc, Santander Holdings USA, Inc. and Santander Bank, National Association.

Preferred securities include non-cumulative preferred non-voting securities issued by Banco Santander, S.A., Santander UK Group, Banco Santander, (Brasil), S.A., and Banco Popular.

For the purposes of payment priority, preferred securities are junior to all general creditors and to subordinated deposits. The payment of dividends on these securities, which have no voting rights, is conditional upon the obtainment of sufficient distributable profit and upon the limits imposed by Spanish banking regulations on equity.

Preference shares and preferred securities are perpetual securities and there is no obligation that requires the Group to redeem them. All securities have been fully subscribed by third parties outside the Group. In the consolidated balance sheets, these securities are shown net of any temporary transactions relating to liquidity guarantees, and are described in the table below:

	Outstanding at June 30, 2018
		Amount in
Preference Shares		currency	Interest rate		Redemption
Issuer/Date of issue	Currency	(million)			Option (1)

Santander UK plc, October 1995	Pounds Sterling	80.3	10.375%		No option
Santander UK plc, February 1996	Pounds Sterling	80.3	10.375%		No option
Santander UK plc, May 2006	Pounds Sterling	13.8	6.222%	(2)	May 24, 2019
Santander Bank, National Association, August 2000	US Dollar	153.0	12.00%		May 16, 2020
Santander Holdings USA, Inc, May 2006 (*)	US Dollar	75.5	7.30%		May 15, 2011

	Outstanding at June 30, 2018
		Amount in
Preferred Securities		currency	Interest rate		Maturity date
Issuer/Date of issue	Currency	(million)

Banco Santander, S.A.
Banco Español de Crédito, October 2004	Euro	36.5	€CMS 10 + 0.125%		Perpetuity
Banco Español de Crédito, November 2004 (1)	Euro	106.5	5.5%		Perpetuity
Banco Santander, S.A., March 2014	Euro	1,500.0	6.25%	(3)	Perpetuity
Banco Santander, S.A., May 2014	US Dollar	1,500.0	6.375%	(4)	Perpetuity
Banco Santander, S.A., September 2014	Euro	1,500.0	6.25%	(5)	Perpetuity
Banco Santander, S.A., April 2017	Euro	750.0	6.75%	(6)	Perpetuity
Banco Santander, S.A., September 2017	Euro	1,000.0	5.25%	(7)	Perpetuity
Banco Santander, S.A., March 2018	Euro	1,500.0	4.75%	(8)	Perpetuity
Santander Finance Capital, S.A. (Unipersonal), March 2009	US Dollar	18.2	2.0%		Perpetuity
Santander Finance Capital, S.A. (Unipersonal), March 2009	US Dollar	25.0	2.0%		Perpetuity
Santander Finance Capital, S.A. (Unipersonal), March 2009	Euro	306.9	2.0%		Perpetuity
Santander Finance Capital, S.A. (Unipersonal), March 2009	Euro	153.4	2.0%		Perpetuity
Santander Finance Preferred, S.A. (Unipersonal), September 2004	Euro	144.0	€CMS 10 +0.05% subject to a maximum distribution of 8% per annum		Perpetuity
Santander Finance Preferred, S.A. (Unipersonal), October 2004	Euro	155.0	5.75%		Perpetuity
Santander Finance Preferred, S.A. (Unipersonal), March 2007 (*)	US Dollar	210.4	US3M + 0.52%		Perpetuity
Santander Finance Preferred, S.A. (Unipersonal), July 2007	Pounds Sterling	4.9	7.01%		Perpetuity
Santander International Preferred S.A. (Sociedad Unipersonal), March 2009	US Dollar	979.7	2.0%		Perpetuity
Santander International Preferred S.A. (Sociedad Unipersonal), March 2009	Euro	8.6	2.0%		Perpetuity

Santander UK Group
Abbey National Plc, February 2000	US Dollar	103.6	8.963%		Perpetuity
Abbey National Plc, August 2002	Pounds Sterling	1.8	Libor GBP (6M) + 1.86%	(9)	Perpetuity

Banco Santander (Brasil), S.A.
January 2014	US Dollar	129.6	7.38%		October 29, 2049

Banco Popular
Pastor FRN, June 2004	Euro	11.5	2.07%		Perpetuity

(1)	From these dates the issuer can redeem the shares, subject to prior authorization by the national supervisor.

(2)

Fixed/Floating Rate Non-Cumulative Callable Preference Shares. Dividends will accrue on a principal amount equal to £1,000 per Preference Share at a rate of 6.222 per cent per annum in respect of the period from (and including) May 24, 2006 (the Issue Date) to (but excluding) May 24, 2019 (the First Call Date) and thereafter at a rate reset quarterly equal to 1.13 per cent per annum above the London interbank offered rate for three-month sterling deposits. From (and including) the Issue Date to (but excluding) the First Call Date, dividends, if declared, will be paid annually in arrears on May 24, in each year. Subject as provided herein, the first such dividend payment date will be May 24, 2007 and the last such dividend payment date will be the First Call Date. From (and including) the First Call Date, dividends, if declared, will be paid quarterly in arrears on May 24, August 24, November 24 and February 24, in each year. Subject as provided herein, the first such dividend payment date will be August 24, 2019.

(3)

Payment is subject to certain conditions and to the discretion of the Bank. The 6.25% interest rate is set for the first five years. After that, it will be reviewed by applying a margin of 541 basis points on the five-year Mid-Swap Rate.

(4)

Payment is subject to certain conditions and to the discretion of the Bank. The 6.375% interest rate is set for the first five years. After that, it will be reviewed by applying a margin of 478.8 basis points on the five-year Mid-Swap Rate.

(5)

Payment is subject to certain conditions and to the discretion of the Bank. The 6.25% interest rate is set for the first five years. After that, it will be reviewed by applying a margin of 564 basis points on the five-year Mid-Swap Rate.

(6)

Payment is subject to certain conditions and to the discretion of the Bank. The 6.75% interest rate is set for the first five years. After that, it will be reviewed by applying a margin of 680.3 basis points on the five-year Mid-Swap Rate.

(7)

Payment is subject to certain conditions and to the discretion of the Bank. The 5.25% interest rate is set for the first six years. After that, it will be reviewed by applying a margin of 499.9 basis points on the five-year Mid-Swap Rate.

(8)

Payment is subject to certain conditions and to the discretion of the Bank. The 4.75% interest rate is set for the first seven years. After that, it will be reviewed every 5 years applying a margin of 409.7 basis points on the five-year Mid-Swap Rate.

(9)	6.984% fixed until February 9, 2018, and thereafter, at a rate reset semi-annually of 1.86% per annum + Libor GBP (6M).

(*)   Listed in the US.

Santander Finance Preferred, S.A. (Unipersonal), Santander Finance Capital, S.A. (Unipersonal), Santander International Preferred, S.A. (Unipersonal), Santander Issuances, S.A., and Santander US Debt, S.A. (Sociedad Unipersonal) - issuers of registered securities guaranteed by Banco Santander, S.A. until November 2017, merged in that date with Banco Santander, S.A.